SHEARMAN & STERLING LLP

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ABU DHABI
BEIJING
BRUSSELS
DUSSELDORF
FRANKFURT
HONG KONG
LONDON
MANNHEIN
[redacted] PARK
RK
NCISCO
RE
)
TON. D.C.

03037552

November 17, 2003

By Hand Delivery

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

SUPPL

RECD S.E.C.
NOV 19 2003
1086

Banca Carige S.p.A.
Information Pursuant to Rule 12g-3-2(b)
File No. 82 - 4758

PROCESSED
NOV 25 2003
THOMSON FINANCIAL

Dear Sir or Madam,

On behalf of Banca Carige S.p.A. ("Banca Carige" or the "Company"), and pursuant to the exemption available under Rule 12g-3-2(b)(iii) of the Securities Exchange Act of 1934, as amended (the "Act"), please find enclosed (i) a press release dated September 8, 2003 announcing results for the first half of 2003, (ii) consolidated accounts for 2002 and (iii) consolidated financial statements as at December 31, 2002.

These should be added to title 5 of the Company's file 82-4758, originally submitted on February 11, 1998 (time stamped on February 12, 1998).

Please acknowledge receipt of this letter and its enclosures by time-stamping the enclosed copy of this letter and returning it to our messenger, who has been instructed to wait.

Please do not hesitate to contact the undersigned (collect) in Paris at (011-33-1-53-89-70-00) should you have any questions.

Very truly yours,

John Felitti/ad

John Felitti

cc: Dott. Nicola Ferrante, Banca Carige S.p.A.

dlw 11/20

PADOCS01/114997.11

PRESS RELEASE **COMUNICATO**


STAMPA

A cura dell'Ufficio Rapporti Esterni
Tel. 010 5792256
Fax 010 5792731

BANCA CARIGE
Cassa di Risparmio di Genova e Imperia

BANCA CARIGE HALF-YEAR PROFIT UP 14.7% OVER 2002 TO €63 MILLION

An encouraging result achieved despite continuing macroeconomic difficulties. Strengthened asset base twinned with consolidation of Carige Group's presence at a national level are key strategic objectives for the immediate future.

On 8th September 2003 in Genoa the Board of Directors of Banca Carige SpA, chaired by Mr Giovanni Berneschi, approved the half year report 2003 presented to them by Carige's General Manager Mr Alfredo Sanguinetto. Interim net profit was up 14.7% over the previous half year to € 63 million.

Carige's encouraging interim result was achieved in spite of the persistent weakness of the economy at national and international levels, uncertainty on financial markets that marked the first half of the year, and the narrowing of interest income margins that accompanied falling interest rates and the resulting negative effect on banks' P&L accounts.

In this scenario, Carige was still able not only to record positive income results but also to start a new phase in the process of strengthening the Banca Carige Group's presence on the Italian market in the form of an agreement to purchase a part of the share capital in Carinord 2 SpA, a holding via which Carige aims to gain control of Cassa di Risparmio di Carrara SpA. This acquisition, in line with strategic growth achieved in recent years, is flanked by a proposed share capital increase to be presented to the Extraordinary Shareholders' Meeting of Banca Carige on 10th September. Shareholders will be asked to vote in favour of a share capital increase of around € 300 million, inclusive of premium, to be raised in the near future.

Headline results for Banca Carige at 30th June 2003 are as follows:

Interim results at 30 June 2003 expressed in millions of euros	Absolute values	Percentage variation over 30th June 2002
Total customer deposits	22,337.3	+9.6%
Lending to customers	8,762.7	+15.1%
Operating income	125.3	+7.5%
Net ordinary income	98.6	+8.4%
Net profit	63.0	+14.7%

The Group companies operating both in banking and insurance posted positive half year results: the banking subsidiaries *Cassa di Risparmio di Savona* and *Banca del Monte di Lucca* recorded net profits for the period of € 13.1 and € 1.3 million, respectively. *Carige Vita Nuova* and *Carige Assicurazioni,* the Group's insurance subsidiaries, ended the first half of the year with profits of, respectively, € 1.9 and € 1.7 million. Substantial investments in the Group companies over the last few years allied with the search for and exploitation of synergies within the Group are clearly paying dividends.

Strategy

The most significant event during the first half of the year regarding Carige's well-established strategy of growth via M&A activity ("externally-driven growth") was the signing of a contract along with *Cassa di Risparmio di Firenze* for the purchase of the entire share capital of *Carinord 2* SpA. The ownership structure of the holding is as follows: *Fondazione Cassa di Risparmio di Carrara* (27.03%); *Banca Intesa* (41.4%); *Fondazione Cassa di Risparmio della Spezia* (31.83%).

The acquisition, to be followed by the break up and sale of *Carinord 2*, is a route by which Carige achieves control of *Cassa di Risparmio di Carrara*. Control will strengthen Carige's presence at national level as well as reinforcing the Carige Group's role as aggregation point for other small/medium-sized banks.

The purchase of *C.R. Carrara* in particular extends Carige's presence in Tuscany, a region in which the Bank already has its own branches as well as those of the subsidiary *Banca del Monte di Lucca*.

The purchase, like other projects for the development of the Bank, will be accompanied by the related strengthening of Carige's capital base. Consequently, the Bank's Board of Directors in their meeting of 28th July 2003 called an Extraordinary Shareholders' Meeting in order to consider the Board's proposal of attributing to the same Board the right to issue shares and/or convertible bonds with an option right for shareholders in several tranches over the next five years for a total maximum nominal value of €250 million. The Board also proposed a share issue of €300 million inclusive of premium to be carried out preferably in the near future.

As part of Carige's strategy of diversifying revenue sources, the Bank established its own manager trust (*Società di Gestione di Risparmio: SGR*) "*Carige A.M. SGR SpA*" as a vehicle for the:

- integration of Carige Group savings management solutions;
- realisation in full autonomy of savings management solutions;
- recovery of profitability for the Group and cost containments for our customers.

Carige A.M. SGR will handle the placement of a wide range of savings management products by exploiting the Carige Group's distribution network (bank branches, financial advisors, remote on line channels). The company will also create its own AUTs (authorised unit trusts) as well as being responsible for their management, administration and distribution.

Carige A.M. SGR will also handle Carige's security and mutual funds management business along with pension funds. It will also manage a quota of the Carige Group's portfolio. Banca Carige will act as depositary for the funds.

Banca Carige's strategy of growth, evidenced over the last twelve months by the purchase of 42 branches from the Capitalia Group and the signing of a contract for the purchase of *Carinord 2*, was evaluated positively by the principal rating agencies, which all confirmed the ratings given prior to both transactions.

Results

During the first half of 2003 the Milan stock market continued to record negative results: the MIBTEL general annual index was down 9.7%, whilst the banking index lost 9.6%. Despite this, Carige shares recorded a 31.3% rise over twelve months.

Comparison with the interim P&L of last year takes into account the recording of values relating to the 42 branches purchased at the end of 2002 from Capitalia. The acquisition determined rises in both revenues and costs but had little substantial effect on net profit for the period. The headline results in detail are as follows and are in millions of euro unless otherwise stated:

- **Net interest income** (159.3 million; +7.5%), **non-interest, service-generated income** (207.8 million; +17.9%) and **operating costs** (241.7 million; +16.3%) were influenced by the purchase of branches from Capitalia. Revenues were aided by increases in both commission income (85.9 million; +7.4%) and dividends (57.2 million; +8%). Turning to costs, the biggest increase was recorded by writedowns on financial fixed assets (+24%), affected by the growth in leasing;
- **Provisions and writedowns** (26.7 million; +4.4%) were marked by a slowing down in writedowns on loans thanks to the Bank's risk management policy;
- **Ordinary income** totalled 98.6 million, up 8.4% over the first half of 2002;
- **Extraordinary income** amounted to 10.6 million, more than 8 million higher than the figure recorded at 30th June 2002. This rise was determined by capital gains realised on the sale of non-strategic participations;
- **Net income** 30th June 2003 rose 14.7% to nearly 63 million.

Total funds or Financial Intermediation Activities reached 22,337.3 million at 30/6/03, an increase of 3.3% over the figure recorded at 31st December 2002 and up 9.6% in comparison to June 2002. Direct and indirect deposits rose by around 3.3%; direct deposits reached 9,543.1 million, whilst indirect deposits totalled 12,794.2 million. Within the deposits aggregate, direct deposits increased by 11.5% over 30/6/02 (+5% excluding volumes associated with the Capitalia branches) and indirect deposits rose 8.3% (+2.5% excluding the ex-Capitalia branches).

Lending to customers amounted to 8,762.7 million, increases of 1.5% over December 2002 and 15.1% over June 2002 (+8.6% excluding lending related to the ex-Capitalia branches). Growth in lending was encouraging despite the current climate of economic uncertainty. Risk levels also were contained with Carige's bad loans/lending ratio at 3.1%.

At 30th June 2003 Banca Carige's **branch network** was made up by 392 outlets. During the first half of the year, a new Carige branch was opened in Monza near Milan. The acquisition of 42 branches from Capitalia took effect from 31st December 2002. The total number of Carige Group branches was 455, 53.4% of which in Liguria, Carige's traditional operating stronghold.

Staff numbers at 30/6/03 totalled 3,823 (31/12/02: 3,512) following the addition of 371 employees of Capitalia transferred to Carige on 1st January 2003.

Shareholders' Equity rose from 1,369.7 million at 31st December 2002 to 1,403.3 million.

The Bank is fully in line with those risk indicators currently applied by the Bank of Italy as well as the Interbank Deposit Protection Fund (FITD).

Total assets for the Banca Carige Group amounted to 15,697.2 million. **Total funds** (financial intermediation activities) for the first half of the year rose 3.2% to 25,266.3 million; **customer lending** recorded an increase of 2.5% to reach 9,733.8 million. **Operating income** for the period rose 18.6% to 96.9 million; **consolidated net profit** jumped 47.6% over 2002 to 43.7 million.

Half Year Reports for Banca Carige and the Banca Carige Group will be available on the Carige's website at www.carige.it.

In the course of the meeting the Carige Social Report was approved. This document, rendered official for the first time, offers an overview of the social and environmental implications of the bank's strategies and of their effect on bank employees, business partners, clients, and shareholders. The document, given its relevance, will be made accessible to the general public on the bank's internet web-site.

FINANCIAL HIGHLIGHTS

	30/6/02	31/3/02	31/12/01	30/6/01	Change % 6/03-12/02	Change % 6/03-6/02
BALANCE SHEET (1)						
Total assets	14.564,4	14.100,4	14.393,8	12.801,5	1,2	13,8
Funding	11.531,4	11.275,8	11.433,8	10.157,6	0,9	13,5
– Customer Deposits	9.543,1	9.343,5	9.236,2	8.559,4	3,3	11,5
– *Amounts owed to customers*	*5.764,0*	*5.781,1*	*5.912,3*	*5.084,5*	*- 2,5*	*13,4*
– *Debts evidenced by certificates*	*3.779,1*	*3.562,4*	*3.323,9*	*3.474,9*	*13,7*	*8,8*
– Deposits from Banks	1.587,9	1.531,9	1.797,3	1.197,8	- 11,7	32,6
– Funds managed on behalf of third parties	0,4	0,4	0,3	0,3	33,3	34,7
– Subordinated loans	400,0	400,0	400,0	400,0	-	...
Other Financial Intermediation Activities (OFIA)	12.794,2	12.566,5	12.386,8	11.814,5	3,3	8,3
– Assets Under Management	6.372,1	6.136,8	6.075,4	5.618,2	4,9	13,4
– Assets in Custody	6.422,1	6.429,7	6.311,4	6.196,3	1,8	3,6
Total Financial Intermediation Activities (TFIA)	22.337,3	21.910,0	21.623,0	20.373,9	3,3	9,6
Lending (2) (3)	12.187,1	11.676,8	12.080,9	10.945,5	0,9	11,3
– Loans to Customers (2) (3)	8.762,7	8.530,9	8.634,9	7.614,8	1,5	15,1
– Loans to Banks (2)	949,4	923,6	1.363,6	808,3	- 30,4	17,5
– Securities	2.475,0	2.222,3	2.082,4	2.522,4	18,9	- 1,9
– *Investiment securities*	*232,7*	*232,7*	*232,7*	*316,7*	-	*- 26,5*
– *Trading securities*	*2.242,3*	*1.989,6*	*1.849,7*	*2.205,7*	*21,2*	*1,7*
Shareholders' Equity (4)	1.403,3	1.401,3	1.369,7	1.366,3	2,5	2,7
INCOME STATEMENT (1)						
Operating Income	*125,3*	*53,5*	*237,7*	*116,6*		*7,5*
Income from Ordinary Activities	98,6	39,7	171,8	91,0		8,4
Income before Taxation	*109,2*	*41,1*	*183,7*	*93,2*		*17,2*
Net Income	63,0	25,2	104,8	54,9		14,7
RESOURCES (5)						
Number of branches	392	391	391	349	0,3	12,3
Number of employees	3.823	3.839	3.512	3.517	8,9	8,7
FINANCIAL RATIOS						
Non interest income / Gross operating income	56,60%	54,59%	53,38%	54,33%		
Operating costs / Gross operating income	65,86%	68,77%	63,47%	64,08%		
Income before Taxation / Shareholders' Equity	7,78%	2,93%	13,41%	6,82%		
ROE	4,49%	1,80%	7,65%	4,02%		
ROAE (6)	4,54%	1,82%	7,76%	4,06%		
SOLVENCY RATIOS (7)						
Risk-Weighted Assets (RWA) (1)	10.835,3	10.771,9	9.709,8	7.808,8	11,6	38,8
Tier 1% of RWA	8,65%	8,47%	9,27%	12,91%		
Total Capital % of RWA	10,85%	10,55%	11,58%	17,78%		

(1) *Millions of Euros.*
(2) *Gross of allowance for credit risks.*
(3) *Including leased fixed assets.*
(4) *Including reserves for general banking risks.*
(5) *Statistics at the end of period.*
(6) *Net income on average shareholders' equity (Return On Average Equity).*
(7) *Ratios communicated to the Bank of Italy.Excluding ratios at 30/6/2003 and 31/3/2002.*

BALANCE SHEET

ASSETS *(Thousands of Euros)*	30/6/03	31/12/02	30/6/02	Change % 6/03-12/02	 6/02-12/01
10 CASH IN HAND, BALANCES WITH CENTRAL BANKS AND POST OFFICES	130.462	173.442	138.947	- 24,8	- 15,6
20 TREASURY CERTIFICATES AND OTHER BILLS ELIGIBLE FOR REFINANCING WITH CENTRAL	824.845	311.014	363.325	165,2	- 13,2
30 LOANS AND ADVANCES TO CREDIT INSTITUTIONS	940.690	1.355.667	801.289	- 30,6	- 28,1
(a) repayable on demand	414.291	543.976	292.326	- 23,8	11,5
(b) other loans and advances	526.399	811.691	508.963	- 35,1	- 40,3
40 ACCRUED INCOME AND PREPAID EXPENSES:	7.997.671	7.909.841	7.057.013	1,1	1,1
including:					
– loans using funds managed on behalf of third parties	260	188	160	38,3	- 14,9
50 BONDS AND OTHER FIXED-INCOME SECURITIES:	1.477.678	1.598.437	1.986.169	- 7,6	3,4
(a) issued by public bodies	789.882	929.013	1.144.007	- 15,0	15,7
(b) issued by banks	392.808	386.496	551.302	1,6	- 4,6
including:					
– own securities	41.312	43.087	51.926	- 4,1	- 2,1
(c) issued by financial institutions	210.107	189.258	211.561	11,0	- 15,5
including:					
– own securities	-	-	-	-	-
(d) issued by others	84.881	93.670	79.299	- 9,4	- 23,9
60 SHARES, QUOTAS AND OTHER EQUITY	172.484	172.907	172.949	- 0,2	85,6
70 EQUITY INVESTMENTS	38.507	51.989	58.033	- 25,9	0,5
80 INVESTMENTS IN GROUP COMPANIES	586.522	586.522	581.100	-	3,6
90 INTANGIBLE FIXED ASSETS	477.276	480.133	349.142	- 0,6	- 2,3
including:					
– start-up costs	1.395	1.047	2.089	33,2	- 33,3
– goodwill	446.727	450.799	322.477	- 0,9	- 2,5
100 TANGIBLE FIXED ASSETS	894.657	865.460	687.462	3,4	9,6
including:					
– leasing	636.774	605.418	443.076	5,2	16,5
120 OWN SHARES	5.261	11.619	19.132	- 54,7	- 12,4
(nominal value: 2,313)					
130 OTHER ASSETS	924.077	795.487	499.078	16,2	16,6
140 ACCRUED INCOME AND PREPAID EXPENSES:	94.253	81.300	87.856	15,9	1,2
(a) accrued income	83.636	71.817	74.447	16,5	- 4,9
(b) prepaid expenses	10.617	9.483	13.409	12,0	57,3
including:					
– discount on bonds issued	4.014	4.425	4.938	...	...
TOTAL ASSETS	**14.564.383**	**14.393.818**	**12.801.495**	**1,2**	**- 0,3**

LIABILITIES AND STOCKHOLDERS' EQUITY

(Thousands of Euros)	30/6/03	31/12/02	30/6/02	Change % 6/03-12/02	Change % 6/02-12/01
10 - AMOUNTS OWED TO CREDIT INSTITUTIONS:	1.587.905	1.797.348	1.197.827	- 11,7	- 27,5
(a) repayable on demand	161.735	70.009	188.793	...	...
(b) with agreed maturity dates or periods of notice	1.426.170	1.727.339	1.009.034	- 17,4	- 36,5
20 AMOUNTS OWED TO CUSTOMERS:	5.764.039	5.912.248	5.084.521	- 2,5	4,6
(a) repayable on demand	5.492.874	5.504.428	4.488.837	- 0,2	- 0,2
(b) with agreed maturity dates or periods of notice	271.165	407.820	595.684	- 33,5	62,1
30 DEBTS EVIDENCED BY CERTIFICATES:	3.779.091	3.323.926	3.474.918	13,7	7,4
(a) bonds	3.329.973	2.853.874	2.970.109	16,7	10,3
(b) certificates of deposits	359.939	397.349	427.997	- 9,4	- 9,8
(c) other	89.179	72.703	76.812	22,7	9,5
40 FUNDS MANAGED ON BEHALF OF THIRD PARTIES	367	310	297	18,4	- 0,3
50 OTHER LIABILITIES	924.365	813.614	633.524	13,6	3,0
60 ACCRUED EXPENSES AND DEFERRED INCOME:	158.872	144.444	143.199	10,0	8,4
(a) accrued expenses	92.450	80.733	89.314	14,5	- 1,9
(b) deferred income	66.422	63.711	53.885	4,3	31,4
70 RESERVE FOR TERMINATION INDEMNITIES	81.379	84.941	72.162	- 4,2	1,5
80 RESERVES FOR RISKS AND CHARGES	389.073	429.446	368.704	- 9,4	- 13,0
(a) reserves for pensions and similar commitments	287.795	287.888	296.803	- 0,0	- 0,3
(b) reserves for taxation	77.870	109.434	54.639	- 28,8	- 44,3
(c) other reserves	23.408	32.124	17.262	- 27,1	- 38,7
90 RESERVES FOR LOAN LOSSES	13.000	13.000	5.165	-	-
100 RESERVES FOR GENERAL BANKING RISKS	5.165	5.165	5.165	-	-
110 SUBORDINATED LOANS	400.000	400.000	400.000	-	-
120 CAPITAL STOCK	1.020.550	1.020.550	1.020.550	-	0,3
130 ADDITIONAL PAID-IN CAPITAL	139.941	136.095	132.655	2,8	0,5
140 RESERVES	229.723	199.957	199.956	14,9	17,5
(a) legal reserve	67.351	56.869	56.869	18,4	22,3
(b) reserve for purchase of treasury stock	5.261	11.619	19.132	- 54,7	- 12,4
(c) statutory reserves	-	-	-	-	-
(d) other reserves	157.111	131.469	123.955	19,5	21,7
150 REVALUATION RESERVES	7.956	7.956	7.956	-	-
170 NET INCOME	62.957	104.818	54.896	- 39,9	- 47,0
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	**14.564.383**	**14.393.818**	**12.801.495**	**1,2**	**- 0,3**

GUARANTEES AND COMMITMENTS

10 GUARANTEES GIVEN	1.323.475	1.321.238	1.279.741	0,2	4,9
including:					
– acceptances	5.818	4.210	4.001	38,2	- 57,9
– other guarantees	1.317.657	1.317.028	1.275.740	0,0	5,4
20 COMMITMENTS	830.706	770.378	528.557	7,8	- 15,9
including:					
– repurchase agreements	-	-	-	-	-

INCOME STATEMENT

(thousands of Euros)	30/6/03	31/12/02	30/6/02	Change % 6/03-6/02	Change % 6/02-6/01
10 - INTEREST INCOME AND SIMILAR REVENUES	278.913	567.000	275.216	1,3	- 10,8
including:					
– loans and advances to customers	225.556	431.518	212.989	5,9	- 6,0
– fixed-income securities	42.120	110.237	50.443	- 16,5	- 26,5
20 - INTEREST EXPENSES AND SIMILAR CHARGES	- 119.624	- 263.694	- 127.021	- 5,8	- 20,2
including:					
– amounts owed to customers	- 27.399	- 62.713	- 30.605	- 10,5	- 8,8
– securities issued	- 63.452	- 137.141	- 68.745	- 7,7	2,6
30 - DIVIDENDS AND OTHER REVENUES:	57.177	87.245	52.937	8,0	93,3
(a) from shares, quotas and other equity securities	13.018	2.847	2.660	...	63,3
(b) from equity investments	5.342	40.413	38.324	- 86,1	...
(c) from equity investments in group companies	38.817	43.985	11.953	...	20,5
40 - COMMISSION INCOME	85.922	160.710	79.990	7,4	16,8
50 - COMMISSION EXPENSES	- 7.472	- 12.825	- 5.546	34,7	1,4
60 - GAINS (LOSSES) FROM FINANCIAL TRANSACTIONS, NET	- 2.710	- 5.989	- 3.047	- 11,1	- 157,6
70 - OTHER OPERATING INCOME	76.732	123.889	57.010	34,6	22,9
80 - ADMINISTRATIVE COSTS:	- 181.052	- 321.821	- 158.969	13,9	11,3
(a) personnel	- 116.547	- 199.388	- 101.024	15,4	8,1
including:					
– wages and salaries	- 77.053	- 138.176	- 67.581	14,0	9,3
– social security costs	- 21.175	- 38.267	- 18.494	14,5	10,7
– termination indemnities	- 5.228	- 8.608	- 4.675	11,8	- 1,1
– pensions and similar commitments	- 7.140	- 5.247	- 6.114	16,8	10,0
(b) other administrative costs	- 64.505	- 122.433	- 57.945	11,3	17,3
90 - DEPRECIATION AND AMORTIZATION OF INTANGIBLE AND TANGIBLE FIXED ASSETS	- 60.682	- 91.052	- 48.950	24,0	33,6
100 - PROVISIONS FOR RISKS AND CHARGES	- 2.663	- 3.176	- 2.350	13,3	56,6
110 - OTHER OPERATING EXPENSES	- 1.873	- 5.800	- 5.059	...	...
120 - PROVISIONS FOR LOAN LOSSES AND FOR GUARANTEES AND COMMITMENTS	- 27.784	- 59.670	- 28.896	- 3,8	15,9
130 - RECOVERIES OF LOANS AND REVERSALS OF PROVISIONS FOR GUARANTEES AND COMMITMENTS	3.761	9.863	5.610	...	...
140 - ADDITIONAL PROVISIONS FOR LOAN LOSSES	-	- 13.000	-	-	-
150 - WRITE-DOWNS TO FINANCIAL FIXED ASSETS	-	- 11	- 11	- 100,0	- 27,6
160 - RECOVERIES OF FINANCIAL FIXED ASSETS	-	88	88	- 100,0	...
170 - INCOME FROM ORDINARY ACTIVITIES	98.645	171.757	91.002	8,4	5,8
180 - EXTRAORDINARY INCOME	14.470	14.559	3.742	...	- 71,3
190 - EXTRAORDINARY EXPENSES	- 3.908	- 2.598	- 1.548	...	- 17,3
200 - EXTRAORDINARY INCOME, NET	10.562	11.961	2.194	...	- 80,3
220 - INCOME TAXES	- 46.250	- 78.900	- 38.300	20,8	- 2,5
230 - NET INCOME	62.957	104.818	54.896	14,7	- 5,1

RECLASSIFIED INCOME STATEMENT

INCOME STATEMENT *(thousands of Euros)*

	30/6/03	30/3/03	31/12/02	30/6/02	6/03-6/02 absolute	6/03-6/02 %
10 Interest income and similar revenues	278.913	141.870	567.000	275.216	3.697	1,3
20 Interest expenses and similar charges	- 119.624	- 64.086	- 263.694	- 127.021	7.397	-5,8
NET INTEREST INCOME	**159.289**	**77.784**	**303.306**	**148.195**	**11.094**	**7,5**
40 Commission income	85.922	41.753	160.710	79.990	5.932	7,4
50 Commission expenses	- 7.472	- 3.296	- 12.825	- 5.546	-1.926	34,7
60 Gains (losses) from financial transactions	- 2.710	- 1.542	- 5.989	- 3.047	337	-11,1
30 Dividends and other revenues	57.177	19.460	87.245	52.937	4.240	8,0
70 Other operating income	76.732	37.764	123.889	57.010	19.722	34,6
110 Other operating expenses	- 1.873	- 642	- 5.800	- 5.059	3.186	-63,0
NON INTEREST INCOME	**207.776**	**93.497**	**347.230**	**176.285**	**31.491**	**17,9**
GROSS OPERATING INCOME	**367.065**	**171.281**	**650.536**	**324.480**	**42.585**	**13,1**
80 Administrative costs	- 181.052	- 88.324	- 321.821	- 158.969	-22.083	13,9
– Personnel	- 116.547	- 57.990	- 199.388	- 101.024	-15.523	15,4
– Other administrative costs	- 64.505	- 30.334	- 122.433	- 57.945	-6.560	11,3
90 Depreciation and amortization of intangible and tangible fixed assets	- 60.682	- 29.472	- 91.052	- 48.950	-11.732	24,0
OPERATING COSTS	**-241.734**	**-117.796**	**-412.873**	**-207.919**	**-33.815**	**16,3**
OPERATING INCOME	**125.331**	**53.485**	**237.663**	**116.561**	**8.770**	**7,5**
100 Provisions for risks and charges	-2.663	-333	-3.176	-2.350	-313	13,3
120 Provisions for loan losses and for guarantees and commitments	-27.784	-15.992	-59.670	-28.896	1.112	-3,8
130 Recoveries of loans and reversals of provisions for guarantees and commitments	3.761	2.499	9.863	5.610	-1.849	-33,0
140 Additional provisions for loan losses	-	-	-13.000	-	-	...
150 Write-downs to financial fixed assets	-	-	-11	-11	11	-100,0
160 Recoveries of financial fixed assets	-	-	88	88	-88	...
PROVISIONS AND WRITE-DOWNS	**-26.686**	**-13.826**	**-65.906**	**-25.559**	**-1.127**	**4,4**
170 INCOME FROM ORDINARY ACTIVITIES	**98.645**	**39.659**	**171.757**	**91.002**	**7.643**	**8,4**
180 Extraordinary income	14.470	3.373	14.559	3.742	10.728	286,7
190 Extraordinary expenses	- 3.908	- 1.935	- 2.598	- 1.548	-2.360	152,5
200 EXTRAORDINARY INCOME, NET	**10.562**	**1.438**	**11.961**	**2.194**	**8.368**	**381,3**
INCOME BEFORE TAXATION	**109.207**	**41.097**	**183.718**	**93.196**	**16.011**	**17,2**
220 Income taxes	- 46.250	- 15.900	- 78.900	- 38.300	-7.950	20,8
230 NET INCOME	**62.957**	**25.197**	**104.818**	**54.896**	**8.061**	**14,7**

CONSOLIDATED FINANCIAL HIGHLIGHTS

	30/6/03	31/3/03	31/12/02	30/6/02	Change % 6/03-12/02	Change % 6/03-6/02
BALANCE SHEET (1)						
Total assets	15.697,2	15.194,6	15.388,9	13.829,7	2,0	13,5
Funding	12.607,2	12.331,2	12.424,9	11.170,8	1,5	12,9
– Customer Deposits	10.872,4	10.628,4	10.558,2	9.830,8	3,0	10,6
– Amounts owed to customers	6.665,8	6.675,2	6.900,8	6.047,9	- 3,4	10,2
– Debts evidenced by certificates	4.206,6	3.953,2	3.657,4	3.782,9	15,0	11,2
– Deposits from Banks	1.334,4	1.302,4	1.466,4	939,7	- 9,0	42,0
– Funds managed on behalf of third parties	0,4	0,4	0,3	0,3	33,3	33,3
– Subordinated loans	400,0	400,0	400,0	400,0	-	-
Other Financial Intermediation Activities (OFIA)	14.393,9	14.138,5	13.929,9	13.369,6	3,3	7,7
– Assets Under Management	7.197,9	6.923,0	6.842,9	6.362,1	5,2	13,1
– Assets in Custody	7.196,0	7.215,5	7.087,0	7.007,5	1,5	2,7
Total Financial Intermediation Activities (TFIA)	25.266,3	24.766,9	24.488,1	23.200,4	3,2	8,9
Lending (2) (3)	13.461,3	12.940,8	13.210,9	12.176,1	1,9	10,6
– Loans to Customers (2) (3)	9.733,8	9.458,8	9.495,1	8.509,2	2,5	14,4
– Loans to Banks (2)	898,4	854,7	1.328,1	798,9	- 32,4	12,5
– Securities	2.829,1	2.627,3	2.387,7	2.868,0	18,5	- 1,4
– Investiment Securities	273,7	273,7	242,0	335,7	13,1	- 18,5
– Trading Securities	2.555,4	2.353,6	2.145,7	2.532,3	19,1	0,9
Shareholders' Equity (4)	1.301,0	1.298,9	1.305,8	1.302,4	- 0,4	- 0,1
GROUP INSURANCE COMPANIES (1)						
Total premiums	319,4	141,7	676,0	337,9		- 5,5
Damages paid-out	208,7	102,1	430,3	132,9		57,0
INCOME STATEMENT (1)						
Operating Income	96,9	40,8	186,4	81,7		18,6
Income from Ordinary Activities	68,6	26,0	112,0	54,9		25,0
Income before Taxation	87,9	38,7	128,5	57,4		53,2
Net Income	43,7	21,5	66,2	29,6		47,6
RESOURCES (5)						
Number of branches	455	452	452	408	0,7	11,5
Number of employees	4.422	4.434	4.111	4.112	7,6	7,5
Insurance companies:						
- number of branches	427	433	443	455	- 3,6	- 6,2
- number of employees	396	400	402	406	- 1,5	- 2,5
FINANCIAL RATIOS						
Non interest income / Gross operating income	50,28%	48,47%	48,08%	48,16%		
Operating costs / Gross operating income	73,91%	76,73%	72,74%	75,47%		
Income before Taxation / Shareholders' Equity (4)	6,76%	2,98%	9,84%	4,41%		
ROE	3,36%	1,66%	5,07%	2,27%		
ROAE (6)	3,35%	1,65%	5,13%	2,30%		
SOLVENCY RATIOS (7)						
Risk-Weighted Assets (RWA) (1)	11.274,0	11.149,6	10.164,1	9.551,1	10,9	18,0
Tier 1% of RWA	6,74%	6,82%	7,13%	8,55%		
Total Capital % of RWA	8,75%	8,68%	9,01%	12,46%		

(1) Millions of Euros.

(2) Gross of allowance for credit risks.

(3) Including leased fixed assets.

(4) Including reserves for general banking risks.

(5) Statistics at the end of period.

(6) Net income on average shareholders' equity (Return On Average Equity).

(7) Ratios communicated to the Bank of Italy.Excluding ratios at 30/6/2003 and 31/3/2002.

CONSOLIDATED BALANCE SHEET

ASSETS (thousands of Euros)	30/6/03	31/12/02	30/6/02	Change % 6/03-12/02	Change % 6/02-12/01
10 - CASH IN HAND, BALANCES WITH CENTRAL BANKS AND POST OFFICES	152.051	197.247	156.955	- 22,9	- 15,7
20 - TREASURY CERTIFICATES AND OTHER BILLS ELIGIBLE FOR REFINANCING WITH CENTRAL BANKS	1.030.112	427.642	492.911	140,9	- 14,5
30 - LOANS AND ADVANCES TO CREDIT INSTITUTIONS:	889.682	1.320.229	791.928	- 32,6	- 32,2
(a) repayable on demand	416.911	547.759	272.903	- 23,9	- 11,8
(b) other loans and advances	472.771	772.470	519.025	- 38,8	- 39,5
40 - ACCRUED INCOME AND PREPAID EXPENSES:	8.946.387	8.746.577	7.828.668	2,3	1,4
including:					
– loans using funds managed on behalf of third parties	260	188	160	38,3	- 14,9
50 - BONDS AND OTHER FIXED-INCOME SECURITIES:	1.626.518	1.759.587	2.198.644	- 7,6	3,4
(a) issued by public bodies	893.417	1.031.803	1.268.623	- 13,4	14,4
(b) issued by banks	392.461	429.387	623.020	- 8,6	- 3,1
including:					
– own securities	42.352	44.916	54.195	- 5,7	- 1,1
(c) issued by financial institutions	246.512	199.423	222.330	23,6	- 15,3
including:					
– own securities	-	-	-	-	-
(d) issued by others	94.128	98.974	84.671	- 4,9	- 24,0
60 - SHARES, QUOTAS AND OTHER EQUITY SECURITIES	172.484	200.478	176.425	- 14,0	80,1
70 - EQUITY INVESTMENTS	82.648	103.800	75.208	- 20,4	- 22,7
(a) carried at equity	57.033	75.992	40.344	- 24,9	- 34,6
(b) others	25.615	27.808	34.864	- 7,9	- 2,2
80 - INVESTMENTS IN GROUP COMPANIES	152.120	152.385	150.916	- 0,2	16,6
(a) carried at equity	152.120	152.385	150.916	- 0,2	- 15,3
(b) others	-	-	-	-	-
90 - POSITIVE DIFFERENCE ARISING FROM CONSOLIDATION	90.387	93.236	91.479	- 3,1	- 2,9
100 -POSITIVE DIFFERENCE ARISING FROM APPLICATION OF THE EQUITY METHOD	14.154	14.859	14.632	- 4,7	- 4,7
110 -INTANGIBLE FIXED ASSETS	478.129	480.672	349.927	- 0,5	- 2,3
including:					
– start-up costs	1.402	1.058	2.104	32,5	- 33,2
– goodwill	446.727	450.799	322.477	- 0,9	- 2,5
120 - TANGIBLE FIXED ASSETS	990.399	967.126	852.238	2,4	6,1
140 - OWN SHARES	5.261	25.613	33.127	- 79,5	- 7,5
(nominal value: 2,313)					
150 - OTHER ASSETS	963.738	809.174	517.927	19,1	15,0
160 - ACCRUED INCOME AND PREPAID EXPENSES:	103.135	90.308	98.738	14,2	- 0,7
(a) accrued income	91.916	80.497	84.697	14,2	- 6,2
(b) prepaid expenses	11.219	9.811	14.041	14,4	53,8
including:					
– discount on bonds issued	4.014	4.425	4.938	...	...
TOTAL ASSETS	15.697.205	15.388.933	13.829.723	2,0	- 0,9

LIABILITIES AND STOCKHOLDERS' EQUITY

(thousands Euro)	30/6/03	31/12/02	30/6/02	Change % 6/03-12/02	Change % 6/02-12/01
10 - AMOUNTS OWED TO CREDIT INSTITUTIONS:	1.334.404	1.466.421	939.683	- 9,0	- 34,7
(a) repayable on demand	111.069	44.216	90.070	151,2	4,7
(b) with agreed maturity dates or periods of notice	1.223.335	1.422.205	849.613	- 14,0	- 37,2
20 - AMOUNTS OWED TO CUSTOMERS:	6.665.764	6.900.768	6.047.909	- 3,4	3,6
(a) repayable on demand	6.243.322	6.239.389	5.192.118	0,1	- 0,3
(b) with agreed maturity dates or periods of notice	422.442	661.379	855.791	- 36,1	36,0
30 - DEBTS EVIDENCED BY CERTIFICATES:	4.206.581	3.657.445	3.782.914	15,0	6,9
(a) bonds	3.721.630	3.146.656	3.234.031	18,3	9,9
(b) certificates of deposits	387.342	429.497	464.126	- 9,8	- 9,9
(c) other	97.609	81.292	84.757	20,1	5,2
40 - FUNDS MANAGED ON BEHALF OF THIRD PARTIES	367	310	297	18,4	- 0,3
50 - OTHER LIABILITIES	1.027.121	851.226	691.744	20,7	1,1
60 - ACCRUED EXPENSES AND DEFERRED INCOME:	164.836	149.127	150.854	10,5	8,2
(a) accrued expenses	96.627	83.940	94.088	15,1	- 1,2
(b) deferred income	68.209	65.187	56.766	4,6	28,4
70 - RESERVE FOR TERMINATION INDEMNITIES	99.883	103.515	90.695	- 3,5	1,2
80 - RESERVES FOR RISKS AND CHARGES	386.602	420.792	365.792	- 8,1	- 15,6
(a) reserves for pensions and similar commitments	293.827	294.061	303.327	- 0,1	- 0,3
(b) reserves for taxation	62.585	88.574	38.728	- 29,3	- 58,9
(c) consolidation reserves for future risks and charges	-	-	-	-	-
(d) other reserves	30.190	38.157	23.737	- 20,9	- 31,6
90 - RESERVES FOR LOAN LOSSES	14.644	14.644	6.703	-	- 0,1
100 - RESERVES FOR GENERAL BANKING RISKS	5.165	5.165	5.165	-	-
110 - SUBORDINATED LOANS	400.000	400.000	400.000	-	-
130 - NEGATIVE DIFFERENCE ARISING FROM APPLICATION OF THE EQUITY METHOD	34.929	35.134	1.995	- 0,6	-
140 - MINORITY INTERESTS	17.353	17.539	19.151	- 1,1	3,5
150 - CAPITAL STOCK	1.020.550	1.020.550	1.020.550	-	0,3
160 - ADDITIONAL PAID-IN CAPITAL	139.941	136.095	132.655	2,8	0,5
170 - RESERVES	127.290	135.981	135.947	- 6,4	20,6
(a) legal reserve	67.351	56.869	56.869	18,4	22,3
(b) reserve for purchase of treasury stock	5.261	25.613	33.127	- 79,5	- 7,5
(c) statutory reserves	-	-	-		
(d) other reserves	54.678	53.499	45.951	2,2	51,2
180 - REVALUATION RESERVES	8.050	8.050	8.050	-	-
200 - NET INCOME	43.725	66.171	29.619	- 33,9	- 69,2
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	15.697.205	15.388.933	13.829.723	2,0	- 0,9

GUARANTEES AND COMMITMENTS

10 - GUARANTEES GIVEN	1.390.807	1.391.727	1.353.145	- 0,1	4,7
including:					
– acceptances	5.896	4.249	4.172	38,8	- 56,1
– other guarantees	1.384.911	1.387.478	1.348.973	- 0,2	5,1
20 - COMMITMENTS	916.349	820.908	570.250	11,6	- 13,4
including:					
– repurchase agreements	-	-	-	-	-

CONSOLIDATED INCOME STATEMENT

(thousands of Euros)	30/6/03	31/12/02	30/6/02	Change % 6/03-6/02	Change % 6/02-6/01
10 - INTEREST INCOME AND SIMILAR REVENUES	311.984	635.012	308.013	1,3	- 11,2
including:					
– loans and advances to customers	252.897	486.147	238.734	5,9	- 6,2
– fixed-income securities	48.548	123.716	57.737	- 15,9	- 26,6
20 - INTEREST EXPENSE AND SIMILAR CHARGES	- 127.361	- 280.157	- 135.343	- 5,9	- 21,7
including:					
– amounts owed to customers	- 33.080	- 78.704	- 38.592	- 14,3	- 14,3
– securities issued	- 69.145	- 147.531	- 73.908	- 6,4	1,8
30 - DIVIDENDS AND OTHER REVENUES:	17.626	8.754	8.235	...	2,0
(a) from shares, quotas and other equity securities	13.018	2.878	2.689	...	60,4
(b) from equity investments	4.608	5.876	5.546	- 16,9	- 13,3
(c) from equity investments in group companies	-	-	-	...	...
40 - COMMISSION INCOME	98.124	184.235	91.462	7,3	15,1
50 - COMMISSION EXPENSES	- 7.913	- 13.705	- 5.893	34,3	0,7
60 - GAINS (LOSSES) FROM FINANCIAL TRANSACTIONS, NET	- 866	- 5.844	- 3.237	- 73,2	...
70 - OTHER OPERATING INCOME	79.981	157.806	74.359	7,6	12,3
80 - ADMINISTRATIVE COSTS:	- 206.761	- 374.031	- 185.252	11,6	8,2
(a) personnel	- 133.452	- 232.748	- 117.724	13,4	6,8
including:					
– *wages and salaries*	- 87.705	- 159.519	- 78.351	11,9	7,5
– social security costs	- 24.339	- 44.633	- 21.550	12,9	9,0
– termination indemnities	- 6.182	- 21.920	- 5.714	8,2	- 1,8
– pensions and similar commitments	- 7.775	- 5.906	- 6.780	14,7	19,7
(b) other administrative costs	- 73.309	- 141.283	- 67.528	8,6	10,7
90 - DEPRECIATION AND AMORTIZATION OF INTANGIBLE AND TANGIBLE FIXED ASSETS	- 67.654	- 123.129	- 66.127	2,3	21,0
100 - PROVISIONS FOR RISKS AND CHARGES	- 3.364	- 3.273	- 2.384	41,1	26,6
110 - OTHER OPERATING EXPENSES	- 2.435	- 11.101	- 6.459	- 62,3	93,6
120 - PROVISIONS FOR LOAN LOSSES AND FOR GUARANTEES AND COMMITMENTS	- 29.587	- 67.090	- 31.226	- 5,2	16,2
130 - RECOVERIES OF LOANS AND REVERSALS OF PROVISIONS FOR GUARANTEES AND COMMITMENTS	4.715	13.264	6.924	- 31,9	...
140 - ADDITIONAL PROVISIONS FOR LOAN LOSSES	- 62	- 17.334	- 209	- 70,3	...
150 - WRITE-DOWNS TO FINANCIAL FIXED ASSETS	-	- 33	- 25	...	56,3
160 - RECOVERIES OF FINANCIAL FIXED ASSETS	-	99	88	...	...
170 - PROFIT (LOSSES) ON INVESTMENTS CARRIED AT EQUITY	2.152	8.512	1.945	10,6	- 16,1
180 - INCOME FROM ORDINARY ACTIVITIES	68.579	111.985	54.871	25,0	- 26,7
190 - EXTRAORDINARY INCOME	23.787	23.339	6.099	290,0	- 56,5
200 - EXTRAORDINARY EXPENSES	- 4.454	- 6.868	- 3.572	24,7	67,1
210 - EXTRAORDINARY INCOME, NET	19.333	16.471	2.527	665,1	- 78,8
240 - INCOME TAXES	- 43.050	- 60.914	- 27.141	58,6	- 26,3
250 - MINORITY INTERESTS	- 1.137	- 1.371	- 638	78,2	...
260 - NET INCOME	43.725	66.171	29.619	47,6	- 40,2

RECLASSIFIED INCOME STATEMENT

INCOME STATEMENT *(thousands of Euros)*

	30/06/02	31/03/03	31/12/02	30/06/02	6/03 - 6/02	
					absolute	%
10 Interest income and similar revenues	311.984	157.820	635.012	308.013	3.971	1,3
20 Interest expense and similar charges	-127.361	-67.523	-280.157	-135.343	7.982	-5,9
NET INTEREST INCOME	**184.623**	**90.297**	**354.855**	**172.670**	**11.953**	**6,9**
40 Commission income	98.124	47.903	184.235	91.462	6.662	7,3
50 Commission expenses	-7.913	-3.498	-13.705	-5.893	-2.020	34,3
60 Gains (losses) from financial transactions	-866	-674	-5.844	-3.237	2.371	...
30 Dividends and other revenues	17.626	2.626	8.754	8.235	9.391	114,0
170 Profit (losses) on investments carried at equity	2.152	47	8.512	1.945	207	10,6
70 Other operating income	79.981	39.458	157.806	74.359	5.622	7,6
110 Other operating expenses	-2.435	-931	-11.101	-6.459	4.024	-62,3
NON INTEREST INCOME	**186.669**	**84.931**	**328.657**	**160.412**	**26.257**	**16,4**
GROSS OPERATING INCOME	**371.292**	**175.228**	**683.512**	**333.082**	**38.210**	**11,5**
80 Administrative costs	-206.761	-101.418	-374.031	-185.252	-21.509	11,6
– Personnel	-133.452	-66.610	-232.748	-117.724	-15.728	13,4
– Other administrative costs	-73.309	-34.808	-141.283	-67.528	-5.781	8,6
90 Depreciation and amortization of intangible and tangible fixed assets	-67.654	-33.026	-123.129	-66.127	-1.527	2,3
OPERATING COSTS	**-274.415**	**-134.444**	**-497.160**	**-251.379**	**-23.036**	**9,2**
OPERATING INCOME	**96.877**	**40.784**	**186.352**	**81.703**	**15.174**	**18,6**
100 Provisions for risks and charges	-3.364	-575	-3.273	-2.384	-980	41,1
120 Provisions for loan losses and for guarantees and commitments	-29.587	-16.823	-67.090	-31.226	1.639	-5,2
130 Recoveries of loans and reversals of provisions for guarantees and commitments	4.715	2.662	13.264	6.924	-2.209	-31,9
140 Additional provisions for loan losses	-62	-90	-17.334	-209	147	...
150 Write-downs to financial fixed assets	-	-	-33	-25	25	-100,0
160 Recoveries of financial fixed assets	-	-	99	88	-88	...
PROVISIONS AND WRITE-DOWNS	**-28.298**	**-14.826**	**-74.367**	**-26.832**	**-1.466**	**5,5**
180 INCOME FROM ORDINARY ACTIVITIES	**68.579**	**25.958**	**111.985**	**54.871**	**13.708**	**25,0**
190 Extraordinary income	23.787	14.900	23.339	6.099	17.688	290,0
200 Extraordinary expenses	-4.454	-2.173	-6.868	-3.572	-882	24,7
210 EXTRAORDINARY INCOME, NET	**19.333**	**12.727**	**16.471**	**2.527**	**16.806**	**665,1**
INCOME BEFORE TAXATION	**87.912**	**38.685**	**128.456**	**57.398**	**30.514**	**53,2**
240 Income taxes	-43.050	-16.520	-60.914	-27.141	-15.909	58,6
250 Minority interests	-1.137	-652	-1.371	-638	-499	78,2
260 NET INCOME	**43.725**	**21.513**	**66.171**	**29.619**	**14.106**	**47,6**

CONSOLIDATED ACCOUNTS 2002

BANCA CARIGE GROUP

CONSOLIDATED FINANCIAL HIGHLIGHTS

	31/12/02	30/9/02	31/12/01	31/12/00	Change % 2002	Pro forma data (8) 31/12/01	Pro forma data (8) Change % 2002	Pro forma data (8) Change % 2001
BALANCE SHEET (1)								
Total assets	15,388.9	14,121.7	13,961.8	12,801.5	10.2	14,596.4	4.5	2.9
Funding	12,424.9	11,282.3	11,216.7	10,344.8	10.8	11,699.7	4.3	0.7
– Customer Deposits	10,558.2	9,943.9	9,377.2	8,131.2	12.6	10,085.4	7.6	8.7
– Amounts owed to customers	6,900.8	*6,167.7*	*5,838.1*	*5,010.8*	18.2	6,446.6	10.4	7.1
– Debts evidenced by certificates	3,657.4	*3,776.2*	*3,539.1*	*3,120.4*	3.3	3,638.8	2.8	11.3
– Deposits from Banks	1,466.4	938.1	1,439.2	2,213.4	1.9	1,214.0	- 15.6	- 46.5
– Funds managed on behalf of third parties	0.3	0.3	0.3	0.2	-	0.3	-	50.0
– Subordinated loans	400.0	400.0	400.0	-	-	400.0	-	...
Other Financial Intermediation Activities (OFIA)	14,176.0	13,291.5	12,884.8	12,297.8	10.0	13,199.5	2.4	- 2.0
– Assets Under Management	7,034.0	6,344.5	6,421.6	6,091.7	9.5	6,498.4	1.2	- 1.1
– Assets in Custody	7,142.0	6,947.0	6,463.2	6,206.1	10.5	6,701.1	3.7	- 2.8
Total Financial Intermediation Activities (TFIA)	24,734.2	23,235.4	22,262.0	20,429.0	11.1	23,284.9	4.6	2.3
Lending (2) (3)	13,210.9	12,070.0	12,317.2	11,527.6	7.3	12,564.2	2.0	2.4
– Loans to Customers (2) (3)	9,495.1	8,505.3	8,341.4	7,539.0	13.8	8,984.3	7.7	3.8
– Loans to Banks (2)	1,328.1	873.2	1,175.1	998.4	13.0	1,192.2	1.5	17.7
– Securities	2,387.7	2,691.5	2,800.7	2,990.2	- 14.7	2,387.7	- 14.7	- 6.3
– Investiment Securities	*242.0*	*391.8*	*460.1*	*405.6*	- 47.4	242.0	- 47.4	13.4
– Trading Securities	*2,145.7*	*2,299.7*	*2,340.6*	*2,584.6*	- 8.3	2,145.7	- 8.3	- 9.4
Shareholders' Equity (4)	1,305.8	1,304.2	1,275.5	1,260.0	2.4	1,305.8	2.4	1.2
GROUP INSURANCE COMPANIES (1)								
Total premiums	676.2	459.6	668.4	778.7	1.2			
Damages paid-out	430.3	311.9	512.9	528.9	- 16.1			
INCOME STATEMENT (1)								
Operating Income	186.4	125.0	213.2	207.4	- 12.6			
Income from Ordinary Activities	112.0	83.3	162.6	152.9	- 31.1			
Income before Taxation	128.5	86.6	178.0	160.8	- 27.8			
Net Income	66.2	43.0	96.1	80.3	- 31.1			
RESOURCES (5)								
Number of branches	452	409	403	342	12.2	410.0	1.7	-
Number of employees	4,111	4,107	4,104	3,701	0.2	4,111.0	0.2	2.2
Insurance companies:								
- number of branches	443	448	482	558	- 8.1			
- number of employees	402	406	408	405	- 1.5			
FINANCIAL RATIOS								
Non interest income / Gross operating income	48.08%	47.39%	47.64%	46.33%				
Operating costs / Gross operating income	72.74%	75.05%	68.89%	67.16%				
Income before Taxation / Shareholders' Equity (4)	9.84%	6.64%	13.96%	12.76%				
ROE	5.07%	3.29%	7.53%	6.37%				
ROAE (6)	5.13%	3.33%	7.58%	6.29%				
SOLVENCY RATIOS (7)								
Risk-Weighted Assets (RWA) (1)	10,164.1	9,491.6	9,231.1	7,977.0	10.1			
Tier 1% of RWA	7.13%	8.67%	8.71%	13.07%				
Total Capital % of RWA	9.01%	12.60%	12.56%	12.39%				

(1) Millions of Euros.

(2) Gross of allowance for credit risks.

(3) Including leased fixed assets.

(4) Including reserves for general banking risks.

(5) Statistics at the end of period.

(6) Net income on average shareholders' equity (Return On Average Equity).

(7) Ratios communicated to the Bank of Italy.Excluding ratios at 31/3/2002.

(8) Pro forma data and changes of 2002 exclude ex Capitalia branches data; pro forma changes exclude ex Intesa branches data.

BASIS OF CONSOLIDATION



Fondazione Cassa di Risparmio di Genova e Imperia (1)
43.37%
CDC (1)
11.02%
WestLB (1)
7.76%
Basilese Insurance Group (1)
5.90%
El Monte (1)
3.48%
Gefip Holding (1)
2.28%
Cattolica Assicurazioni (1)
2.00%
Others (1)
24.19%
BANCA CARIGE SpA
SUBSIDIARIES
BANKING ACTIVITIES
Banca del Monte di Lucca SpA (54,00%)
Cassa di Risparmio di Savona SpA (95,90%)
FINANCIAL ACTIVITIES
Ligure Leasing SpA 100,00%
Argo Finance One Srl (60,00%)
INSTRUMENTAL ACTIVITIES
Galeazzo Srl (2) (100,00%)
Columbus Carige Immobiliare SpA (99,98%)
Immobiliare Ettore Vernazza SpA (3) (90,00%)
100.00% Immobiliare Carisa Srl
TRUSTEE ACTIVITIES
20.00% Centro Fiduciario SpA (71,93%)
ASSOCIATED COMPANIES
BANKING ACTIVITIES
Frankfurter Bankgesellschaft AG (47,50%)
FINANCIAL ACTIVITIES
Eptaconsors SpA (20,24%)
INSURANCE ACTIVITIES
Carige Assicurazioni SpA (4) (89,18%)
Carige Vita Nuova SpA (92,81%)
FINANCIAL ACTIVITIES
4,00% Autostrada dei Fiori SpA (16,62%)

Banca Carige's share holding is shown in brackets.

(1) Quota calculated on the basis of ordinary shares only
(2) The Company has a 0.02% holding in Columbus Carige Immobiliare SpA.
(3) The Company holds 10.00% of its own shares.
(4) New trading name of Levante Norditalia S.p.A. with effect 16/12/2001

CONSOLIDATED BOARD OF DIRECTORS' REPORT

INTRODUCTION

To the Shareholders of Banca Carige Group,

These consolidated financial statements have been prepared in accordance with Legislative decree 87/92 in addition to the specific requirements stated in the Bank of Italy's ruling of 30/7/92 and subsequent modifications with regards to the accounting procedures to be followed in the preparation of consolidated banking statements.

The Bank has taken advantage of article 82 of Consob's ruling 11991 of 14/5/99 and the exemption contained therein with regards to the publication of fourth quarter statements on the condition that these consolidated annual statements are made public no later than 90 days after the close of the accounting period.

This report includes the consolidated statements at 31/12/02, 30/9/02, 31/12/01 and 31/12/00 of the Banca Carige Group.

At the end of 2002 total funds of the parent company Banca Carige SpA (direct and indirect deposits, lending to customers, interbank deposits) included amounts handled by the 42 branches acquired from the Capitalia Group (acquisition came into effect from 31/12/02). In order to aid comparison between different accounting periods, pro-forma statements illustrating the Banca Carige Group's total financial intermediation activities have been prepared. They are as follows: a column recording percentage variations at 31/12/02 in comparison to 31/12/01, excluding the contribution of the ex-Capitalia branches, and another at 31/12/01 in comparison to 31/12/00, excluding the contribution of the 61 ex-Intesa branches.

A breakdown of the activities related to the ex-Capitalia branches by product, territory, sector, etc. was carried out on the basis of information currently available.

AN OVERVIEW OF THE YEAR

There were few significant improvements in the world's economy during 2002 in comparison to the previous year. Several factors contributed to an opaque performance overall: the downturn in American industry, structural problems in the German and Japanese economies, crises in certain major countries not least in Argentina, the collapse of some large industrial groups with an international presence, political and military crisis in the Gulf area. The only two countries that were able to record significant levels of growth were China and India, both of which were aided by vast domestic markets. Some promise can be found in the emerging economies of central and eastern Europe. World GDP for the year is expected to rise by around 2.3%, slightly better than in the previous year.

The **United States'** economy grew at an annual rate of 2.3%, considerably higher than the minimal growth of 2001. Inflation was low at 1.6%, whilst unemployment rose one percent to 5.8%.

The **European Monetary Union** recorded more substantial contractions in industrial production in comparison to the US: GDP dropped from 1.4% in 2001 to 0.7% in 2002.

There was limited growth in **Italy**'s economy during 2002 (+0.4%) above all as a result of a sluggish first six months. Key figures include modest growth in domestic consumption (+0.5%) and stock (+0.5%), and a negative balance of trade (-0.6%). In particular, imports rose 2.6%, whilst exports increased by only 0.6% as a result of a worsening of competitiveness on traditional markets, the slowing down of trading partners' economies, and positioning on non-dynamic markets.

The slowing down in production and investment levels was reflected during the year by inflation, which though affected by the introduction of the euro, actually dropped from 2.8% in 2001 to 2.5%. This figure is still higher than most other countries of the European Monetary Union.

On the jobs front, there was a 1.2% rise in

employment in comparison to 2.1% in the previous year.

Liguria was by no means immune to the conditions described above. The year represented an interruption in the growth recorded over the previous two years. The year can be divided into two parts: a continuation of the positive trend that characterised 2001, followed by signs of a slowing down in the second half. In particular, some positive results came from industry, thanks to orders signed in 2001, in manufacturing, shipbuilding, and high technology. The port system of the region continued to expand both in terms of goods and passenger traffic. With regards to jobs, the region slowly continues to move towards the employment levels of other regions in the north although some difficulties were present. Tourism in Liguria continued to have problems.

AN OVERVIEW OF THE YEAR FOR THE BANCA CARIGE GROUP

The last ten years has seen the transformation of the **parent company** Banca Carige from a savings bank operating exclusively within the four provinces of the Liguria region to a listed public limited company - Banca Carige SpA (referred to also in this report as "the Bank" or "Carige") - the parent company of the Banca Carige Group (referred to in this report also as "the Group") equipped to offer a wide range of banking, financial, and assurance/insurance solutions. Our multi-legged strategy can be summarised as follows:

- **national**, working from its traditional stronghold of Liguria the Group will continue to expand into new market areas highlighting the need to recognise the importance of creating strong ties with the local community;
- **retail**, focusing on the family, small and medium-sized businesses, and local authorities;
- **universal**, in terms of the range of borrowing and lending products, and services offered by the Group;
- **multi-channel**, exploiting the opportunities offered by various integrated distribution solutions (real, remote, mobile);
- **aggregation point** for other small and medium-sized banks with particular location, structural and management characteristics whose inclusion in the Group is compatible with the Group's strategic objectives.

The Banca Carige Group's strategic objective is to create lasting value for our shareholders and stakeholders. We believe this can be achieved by expanding operational capacity, increasing profitability, and heightening efficiency. These objectives will be realised via seven different profiles: market; finance; organisation and human resources; information and communication technology; capital management; merger and acquisition. Full details are given in the parent company's report in the section "Strategy".

Turning to the principal operations involving the Group leader during the year, the securitisation of performing mortgages was completed in the first quarter with the offer and subscription of the raft of bond tranches, and related payment.

Banca Carige increased its holding in the Group insurance company Levante Norditalia from 87.01% to 89.18%.

In May Banca Carige completed the purchase of shares held by private investors and Cassa di Risparmio di Livorno in Centro Fiduciario; Carige's holding as a result rose to 71.93%.

Thanks to the opening of a recently opened desk at the Liguria Region's offices in Brussels, the Group is equipped to offer its customers assistance in their dealings with the various bodies of the European Community.

Shareholders of Banca Carige were given the option to convert up to a quarter of the ordinary shares in their possession into savings shares, as deliberated by the Extraordinary Shareholders Meeting held on 31st January. As a result, Banca Carige's share capital at 1/7/02 was made up by 1,020,549,614 shares with a nominal value of euro 1 each, of which 879,906,068 ordinary shares and 140,643,546 savings shares.

The latter were admitted to trading on the Milan automated quotation market (MTA) on 4th December 2002.

On 2nd August 2002, Banca Carige completed the purchase of a 14% holding in Area 24 SpA, a company formed to promote, project and carry out the environmental renewal of ex-railway sites in the west of the region. On 3rd

September the Bank sold its holding (3.35%) in Immocri SpA.
On 20th September the Cassa di Risparmio di Genova e Imperia Foundation sold a total of 4% of its holding in Banca Carige; 2% to Cattolica Assicurazioni and 2% to WestLB.
The Foundation's total holding in Carige as a result dropped to 43.37%.
At the end of the year, Banca Carige exercised a share option right for the purchase from the Banca del Monte di Lucca Foundation of 750,000 Banca del Monte di Lucca shares, equivalent to 3% of share capital. The Group leader's holding in the Lucca bank, a Carige Group subsidiary, consequently rose from 51% to 54%.
In the last quarter of the year, Banca Carige acquired 42 branches belonging to the Capitalia Group. The branches are located in six regions, extending the Bank's presence to twelve Italian regions. The acquisition saw the central regions of Marches and Umbria entering the Group's distribution network for the first time.
There was further expansion in the Group network during the year with the opening of branches in Rome, in Sardinia (two branches), Genoa (2) and Milan.
Banca Carige launched its Personalised Financial Consultancy service in the private banking districts of Rome (15th January), Bologna (28 February), Barletta (3rd April) and Cremona (22nd April). A Corporate Financial Consultancy for Lombardy started operations in October.
The Board of Directors of Banca Carige in its meeting of 4th November deliberated the renewal, by nominating its elective members, of the Bank's executive committee. Subsequently, the committee is composed, in addition to the Chairman, Vice Chairman and Managing Director as foreseen by article 25 of the Bank's by-laws, by the following members: Prof. Adalberto Alberici, Advocate Andrea Baldini, Mr Mario Capelli, Mr Paolo Cesare Odone and Mr Enrico Maria Scerni.
In order to promote the use of the Group's on line services amongst our customers, an internet point was opened in October in Genoa, "Punto Web Carige", combining start-of-the-art technologies with maximum security.
During November the total sale of the Group's holding in Mediocredito Ligure was deliberated (Banca Carige's holding: 1.76%; Cassa di Risparmio di Savona: 0.25%).
In line with changes in the company purpose resolved by Intesa Asset Management SGR SpA, the Banca Carige Group exercised its right of withdrawal from the company share capital in the form of holdings on the part of Banca Carige (2.79%) and Cassa di Risparmio di Savona (0.28%).
In December the sale of 105,078 shares in Monte Titoli SpA to Borsa Italiana SpA was completed. In addition to the corresponding payment in cash, the Group received 14,448 shares in Borsa Italiana.
Banca Carige at the end of the year approved, pursuant to Borsa Italiana's Regulation of Organised and Managed Markets, the best practices document "Code of Best Practices regarding internal dealing and reserved information".
The Group's range of bancassurance products was enhanced during the year: the existing unit linked multibrand line is now flanked by capital guaranteed products.
Three new asset management lines were launched: "Dinamica e Garantita", "GP Soluzione Protetta" and "Traguardo Sicuro".
The Group's lending offer was also extended in 2002 with the introduction of a 100% mortgage package.
The Group's banks during the year adhered to the Italian Banking Association's voluntary code of conduct regarding transparency in the area of mortgages.
The initiative is the result of an agreement at European level between the European Commission and banking associations and consumer organisations which aims at providing mortgage seekers clear and complete information about the mortgage on offer as well as the possibility of comparing it with others.
The Group introduced its "Assurbanca" project in 2002: network integrations between our banking and insurance activities are expected to generate significant synergies.
Consequently, agreements have been signed with the Group's insurance companies that provide for various forms of collaboration in order to increase customer numbers. Individual insurance agents can perform a series of roles including that of financial consultant. Net technologies introduced during the year allow those involved in the process to interact so eliminating distance-related obstacles.

The Group's banking subsidiary **Cassa di Risparmio di Savona SpA** opened a new branch on 19th February in Piedmont (Bra). It also launched three operating districts for its Personalised Financial Consultancy programme during April.
At the end of December the securitisation of non performing credits via the SPV Priamar Finance was carried out.
In December the Savona bank sold its entire holding in Cedacri Ovest SpA.
The other bank of the Group, **Banco del Monte di Lucca SpA**, opened two branches in its operating region of Tuscany (the first in September in Pisa, followed by Pistoia in November) in addition to launching on 2nd January its Personalised Financial Consultancy service operations from the bank's head offices in Lucca.
The insurance subsidiary, **Levante Norditalia Assicurazioni SpA**, changed its trading name during the year to **Carige R.D. Assicurazioni e Riassicurazioni SpA**. The company's financial base was strengthened during the year by means of a share capital increase of 20 million euro and a second subordinated bond issue for 10 million, both of which were subscribed fully by Banca Carige.
After the success in the first half of the year of the fund lines Carige Index Four International and Carige Index Mixed International, **Carige Vita Nuova SpA** broadened the product range with the offer of two unit-linked, capital-guaranteed products: Carige Unit Doppia Garanzia and Carige Unit Tre Garanzie. The network of insurance offices successfully distributed the life policy managed separately by Norvita.
Rationalisation of the Group's operational structures continued during the year with the decision on the part of Banca Carige that the activity of the subsidiary **Ligure Leasing SpA** shall continue exclusively for the purpose of completing its existing contracts. From now onwards, Carige leasing products will be made available at the counters of Cassa di Risparmio di Savona. Rationalisation is completed by the purchase at 31/12/02 of Ligure Leasing's existing contracts by Banca Carige as foreseen by article 58 of Legislative decree 385/93. The purchase of the bundle of Ligure Leasing's contracts is subject to the following conditions: the contracts must be performing; expiry date after 31/12/03; stipulated after 1/1/95. Consequently, contracts totalling 48.2 million were transferred to Banca Carige, leaving Ligure Leasing with total assets of 18.9 million. In the meantime the majority of Ligure Leasing staff (around 20 persons) will be transferred to other Group companies.
The parent company Banca Carige increased its holding in **Centro Fiduciario SpA** from 71.85% to 71.93%.
Total **staff** levels for the Group at 31st December 2002 rose to 4,111; 69.3% of the total is destined to market-related activities. The employees of the insurance subsidiaries numbered 402 at the end of the year.
Information regarding the performance of Banca Carige shares can be found at a specific section of the Directors' Report for the Parent Company.

INTERMEDIATION ACTIVITIES

Net assets for the Banca Carige Group at 31st December 2002 totalled 15,388.9 million, an increase of 10.2% in comparison to 2001.
Total **Financial Intermediation Activities** reached 24,734.2 million (+11.1% over 2001; +4.6% when taking into consideration the pro forma results).

TOTAL FINANCIAL INTERMEDIATION ACTIVITIES *(millions of Euros)*

	Consolidated					Consolidated Pro forma (1)		
	31/12/02	30/9/02	31/12/01	31/12/00	Change % 2002	31/12/02	Change % 2002	Change % 2001
Total (a+b)	**24,734.2**	**23,235.4**	**22,262.0**	**20,429.0**	**11.1**	**23,284.9**	**4.6**	**9.0**
Direct deposits (a)	**10,558.2**	**9,943.9**	**9,377.2**	**8,131.2**	**12.6**	**10,085.4**	**7.6**	**15.3**
% Total	*42.7%*	*42.8%*	*42.1%*	*39.8%*		*43.3%*		
Indirect deposits (OFIA) (b)	**14,176.0**	**13,291.5**	**12,884.8**	**12,297.8**	**10.0**	**13,199.5**	**2.4**	**4.8**
% Total	*57.3%*	*57.2%*	*57.9%*	*60.2%*		*56.7%*		
- Assets under management	7,034.0	6,344.5	6,421.6	6,091.7	9.5	6,498.4	1.2	5.4
% Total	*28.4%*	*27.3%*	*28.8%*	*29.8%*		*27.9%*		
% OFIA	*49.6%*	*47.7%*	*49.8%*	*49.5%*		*49.2%*		
- Assets in custody	7,142.0	6,947.0	6,463.2	6,206.1	10.5	6,701.1	3.7	4.1
% Total	*28.9%*	*29.9%*	*29.0%*	*30.4%*		*28.8%*		

(1) Pro forma data and changes of 2002 exclude ex-Capitalia branches data; pro forma changes exclude ex Intesa branches data.

Total **deposits** amounted to 12,424.9 million, up 10.8% (31/12/01: 11,216.7 million). The pro forma increase was 4.3%.

FUNDING *(millions of euros)*

	Consolidated					Consolidated Pro forma (1)		
	31/12/02	30/9/02	31/12/01	31/12/00	Change % 2002	31/12/02	Change % 2002	Change % 2001
Total (a+b+c+d)	**12,424.9**	**11,282.3**	**11,216.7**	**10,344.8**	**10.8**	**11,699.7**	**4.3**	**0.7**
Direct deposits (a)	**10,558.2**	**9,943.9**	**9,377.2**	**8,131.2**	**12.6**	**10,085.4**	**7.6**	**8.7**
-Amounts owed to customers	6,900.8	6,167.7	5,838.1	5,010.8	18.2	6,446.6	10.4	7.1
current accounts	5,720.1	4,931.8	4,766.5	4,017.0	20.0	5,352.9	12.3	9.2
repurchase agreements	644.9	785.4	608.6	575.3	6.0	644.9	6.0	-0.5
saving deposits	531.1	447.4	451.0	405.9	17.8	444.1	-1.5	-2.7
loans	0.8	1.1	3.8	9.8	- 76.5	0.8	-76.5	-65.3
other borrowings	3.9	2.0	8.2	2.8	- 54.7	3.9	-54.7	...
-Debts evidenced by certificates	3,657.4	3,776.2	3,539.1	3,120.4	3.3	3,638.8	2.8	11.3
bond certificates	3,146.6	3,272.5	2,943.4	2,498.1	6.9	3,146.6	6.9	17.4
certificates of deposits	429.5	442.2	515.1	528.2	- 16.6	410.9	-20.2	-13.1
outstanding cheques	81.3	61.5	80.6	81.4	0.9	81.3	0.9	-1.0
cash bonds	-	-	-	12.7	...	-	...	-100.0
-short term deposits	7,357.0	6,704.8	6,318.9	5,461.1	16.4	6,902.7	9.2	6.3
-long term deposits	3,201.2	3,309.1	3,058.3	2,670.1	4.7	3,182.6	4.1	13.6
Amounts owed to credit institutions (b)	**1,466.4**	**938.1**	**1,439.2**	**2,213.4**	**1.9**	**1,214.0**	**-15.6**	**-46.5**
Deposits	1,148.4	604.4	1,122.3	1,678.2	2.3	896.0	-20.2	-48.3
Financing	274.1	302.4	289.7	294.9	- 5.2	274.1	-5.2	-2.0
Current accounts	43.7	31.3	26.9	48.1	62.5	43.7	62.5	-44.1
Repurchase agreements	-	-	-	192.2	...	-	...	- 100.0
	0.2	-	0.3	-	-77.8	0.2	- 77.8	...
Funds managed on behalf of third parties (c)	**0.3**	**0.3**	**0.3**	**0.2**	**-**	**0.3**	**0.0**	**50.0**
Subordinated loans (d)	***400.0***	**400.0**	***400.0***	**-**	**0**	**400**	**-**	**...**

(1) Pro forma data and changes of 2002 exclude ex-Capitalia branches data; pro forma changes exclude ex Intesa branches data.

There was a 12.6% increase in **direct deposits** in comparison to 2001. The total at 31/12/02 was 10,558.2 million. There was a

general rise in all deposit components with the exception of certificates of deposit.

The short-term component rose to 7,357.0 million (+16.4%); of this, current accounts account for 5,720.1 million, an increase of 20%. Medium/long-term deposits rose 4.7% to 3,201.2 million. Within this aggregate, bonds rose 6.9% to 3,146.6 million.

The sectorial distribution of direct deposits shows the importance of families, which account for 65.3% of the total, albeit down on the previous year's figure of 66.8%, followed by non financial and family businesses at 1,028.4 million, 17.7% of the aggregate total (2001: 1,028.4 million; 17.6% of the total).

Amounts owed to banks rose 1.9% from 1,439.2 million at the end of 2001 to 1,466.4 million.

Funds managed on behalf of third parties remained marginal at 0.3 million.

DIRECT DEPOSITS (1) - DISTRIBUTION BY SECTOR *(millions of euros)*

	31/12/02	%	31/12/01	%	31/12/00	%
Amounts owed to customers	**6,900.8**		**5,838.1**		**5,010.8**	
Public Administration	193.0	2.8%	211.4	3.6%	115.7	2.3%
Financial institutions	674.3	9.8%	298.0	5.1%	333.3	6.7%
Non-financial institutions and personal businesses	1,219.1	17.7%	1,028.4	17.6%	864.0	17.2%
Private social bodies	217.2	3.1%	310.8	5.3%	226.3	4.5%
Families	4,505.9	65.3%	3,900.9	66.8%	3,425.3	68.4%
Total residents	**6,809.5**	**98.7%**	**5,749.6**	**98.5%**	**4,964.6**	**99.1%**
Rest of the world	91.3	1.3%	88.6	1.5%	46.2	0.9%
Total	**6,900.8**	**100.0%**	**5,838.1**	**100.0%**	**5,010.8**	**100.0%**
Debts evidenced by certificates	**3657.4**		**3,539.1**		**3,120.4**	
TOTAL DIRECT DEPOSITS	**10,558.2**		**9,377.2**		**8,131.2**	

(1) Captions 20 and 30 of Liabilities and Stockholders' equity.

The purchase of 42 branches from the Capitalia group on the part of Banca Carige had significant effects on the geographical distribution of the Group's direct deposits. Liguria continues to be the primary area for deposits (77.7%), also accounting totally for the Bank's EMTN programme. However, the share of other regions is increasing: in particular, Latium in the centre of the country accounts for 4.6% of total Group deposits followed by Sicily (4.1%), Lombardy (3.3%), Tuscany (2.8%), and Piedmont (2.4%). The share of total deposits represented by the Group's other operating regions is: Emilia Romagna (1.7%), Apulia (1.1%) and Veneto, Sardinia, Marches and Umbria all at below 1%.

DIRECT DEPOSITS (1) - GEOGRAPHICAL DISTRIBUTION *(millions of euros)*

	31/12/02	%	31/12/01	%	31/12/00	%
Liguria	8,207.7	77.7%	7,784.6	83.0%	7,301.3	89.9%
Latium	490.4	4.6%	144.9	1.5%	-	-
Sicilia	436.8	4.1%	363.3	3.9%	197.3	2.4%
Lombardia	345.7	3.3%	271.9	2.9%	139.4	1.7%
Toscana	291.7	2.8%	261.7	2.8%	223.1	2.7%
Piemonte	258.0	2.4%	218.9	2.3%	132.3	1.6%
Emilia Romagna	176.8	1.7%	145.1	1.5%	105.2	1.3%
Puglia	118.3	1.1%	85.9	1.0%	-	-
Veneto	87.2	0.8%	46.3	0.5%	6.8	0.1%
Sardegna	52.7	0.5%	30.2	0.3%	8.3	0.1%
Marches	47.9	0.5%	-	-	-	-
Umbria	18.4	0.2%	-	-	-	-
Total Italy	**10,531.6**	**99.7%**	**9,352.8**	**99.7%**	**8,113.7**	**99.8%**
Abroad	26.6	0.3%	24.4	0.3%	17.5	0.2%
Total	**10,558.2**	**100.0%**	**9,377.2**	**100.0%**	**8,131.2**	**100.0%**

(1) Balance Sheet (Liabilities) captions 20 and 30.

Indirect deposits (other financial intermediation activities) rose 10% to 14,176 million. On the basis of pro forma results excluding the ex-Capitalia branches there was a 2.4% change in this aggregate over the year. Within the aggregate, assets under management increased 9.5% to 7,034 million and assets in custody totalled 7,142 million (+10.5%). On the basis of pro forma results there were increases in both asset management (+1.2%%) and assets in custody (+3.7%).

Within **asset management**, mutual funds rose by 12.3% to 3,897.1 million; private banking was down 2.5% to 2,359.8 million and bancassurance rose 46.1% to 777.1 million.

Assets in custody includes Italian government securities, and other debt and capital securities. The former recorded an 11% rise to 4,251.7 million, whilst other capital and debt securities increased their value by 9.8% to 2,890.3 million.

Here too families account for a significant share of indirect deposits: 85.5% or 11,831 million.

INDIRECT DEPOSITS *(millions of euros)*

	Consolidated					Consolidated Pro forma (1)		
	31/12/02	30/9/02	31/12/01	31/12/00	Change % 2002	31/12/02	Change % 2002	Change % 2001
Total (a+b)	**14,176.0**	**13,291.5**	**12,884.8**	**12,297.8**	**10.0**	**13,199.5**	**2.4**	**-2.0**
Assets under management (a)	**7,034.0**	**6,344.5**	**6,421.6**	**6,091.7**	**9.5**	**6,498.4**	**1.2**	**-1.1**
- Mutual funds and unit trusts	3,897.1	3,526.0	3,470.0	3,088.8	12.3	3,623.2	4.4	5.3
- Private banking	2,359.8	2,250.8	2,419.7	2,581.3	- 2.5	2,240.6	-7.4	-12.2
including: Security management (2)	1,186.9	1,179.5	1,161.0	1,212.2	2.2	1,183.2	1.9	-4.6
Mutual funds management	1,172.9	1,071.3	1,258.7	1,369.1	- 6.8	1,057.4	-16.0	-19.0
- Bancassurance products	777.1	567.7	531.9	421.6	46.1	634.6	19.3	19.8
Assets in custody (b)	**7,142.0**	**6,947.0**	**6,463.2**	**6,206.1**	**10.5**	**6,701.1**	**3.7**	**-2.8**
- Government securities	4,251.7	4,275.6	3,831.3	3,676.3	11.0	4,023.6	5.0	0.3
- Others	2,890.3	2,671.4	2,631.9	2,529.8	9.8	2,677.5	1.7	-7.3

(1) Pro forma data and changes of 2002 exclude ex-Capitalia branches data; pro forma changes exclude ex Intesa branches data.

(2) The figure includes the entire securities portfolio of the insurance subsidiaries.

INDIRECT DEPOSITS - DISTRIBUTION BY SECTOR *(millions of euros)*

	31/12/02	%	31/12/01	%	31/12/00	%
Public Administration	153.0	1.1%	181.1	1.4%	399.2	3.2%
Financial institutions	1,465.7	10.3%	811.6	6.3%	649.7	5.3%
Non-financial institutions and personal businesses	586.8	4.1%	815.7	6.3%	796.8	6.5%
Private social bodies	116.6	0.8%	73.3	0.6%	69.9	0.6%
Families	11,831.0	83.5%	10,987.1	85.3%	10,284.2	83.6%
Total residents	**14,153.1**	**99.8%**	**12,868.8**	**99.9%**	**12,199.8**	**99.2%**
Rest of the world	22.9	0.2%	16.0	0.1%	98.0	0.8%
Total	**14,176.0**	**100.0%**	**12,884.8**	**100.0%**	**12,297.8**	**100.0%**

Indirect deposits are concentrated in Liguria (78.5%) but, as was the case for direct deposits, the share made up by the operating areas of the Group, especially after the expansion of its branch network during the year (acquisition of 42 branches from the Capitalia group), is rising. Latium accounted for 5.4% of indirect deposits followed by Sicily at 2.8%. There was little annual change in the shares represented by Piedmont, Tuscany, Emilia Romagna, Veneto, Apulia and Sardinia. Lombardy's aggregate share dropped. Marches and Umbria, new operating regions for the Group, accounted for 1.1% and 0.3% of indirect deposits, respectively.

INDIRECT DEPOSITS - GEOGRAPHICAL DISTRIBUTION *(millions of euros)*

	31/12/02	%	31/12/01	%	31/12/00	%
Liguria	11,143.7	78.5%	10,772.8	83.6%	10,875.7	88.4%
Latium	763.8	5.4%	136.7	1.1%	-	-
Lombardia	580.3	4.1%	652.5	5.1%	484.0	3.9%
Sicilia	396.4	2.8%	249.3	1.9%	208.5	1.7%
Piemonte	395.7	2.8%	389.3	3.0%	270.1	2.2%
Toscana	285.5	2.0%	283.0	2.2%	289.5	2.4%
Emilia Romagna	166.3	1.2%	173.9	1.3%	146.5	1.2%
Marches	153.0	1.1%	-	-	-	-
Veneto	118.7	0.8%	108.0	0.8%	7.9	0.1%
Puglia	97.6	0.7%	97.0	0.8%	-	-
Umbria	46.1	0.3%	-	-	-	-
Sardegna	21.3	0.2%	11.4	0.1%	3.2	-
Total Italy	**14,168.4**	**99.9%**	**12,873.9**	**99.9%**	**12,285.4**	**99.9%**
Abroad	7.6	0.1%	10.9	0.1%	12.4	0.1%
Total indirect deposits	**14,176.0**	**100.0%**	**12,884.8**	**100.0%**	**12,297.8**	**100.0%**

The Group's **total lending** levels reached 13,068.7 million at the end of 2002, up 7.6% over 2001.

Lending to customers amounted to 9,495.1 million, an increase of 13.8%; after writedowns the aggregate moved to 9,360.8 million (+14.5%).

This significant rise is principally due to lending activity associated with the ex-Capitalia branches purchased by Banca Carige. Excluding these amounts, lending rose by 8.2%.

In terms of product, there was a significant increase in mortgages (+24.4%; 4,238 million); current account lending and other lending forms

also rose markedly: +18.9%; 3,803 million. The drop in other credits (-80.5%; 111.4 million) was due to a reduction in the total outstanding credit granted to Argo Mortgage in relation to the securitisation of mortgages carried out by Banca Carige at the end of the year (down 511.9 million from 535.5 million). Parabanking credits amounted to 726.4 million, an increase of 22% spurred by a 35.3% expansion in leasing; there were falls of 24% in factoring and 33.1% in consumer credit. There were rises in securities (+33.1% to 341 million) and loans against pledged goods (+7.5% to 14.4 million). As a part of rationalisation of the Group's companies and their operational structures, Banca Carige with effect from 31/12/02 acquired the leasing contract portfolio of the Cassa di Risparmio di Savona subsidiary, Ligure Leasing. The portfolio amounted to 47.6 million plus 0.2 million in arrears.

Bad loans amounted to 260.9 million; the bad loans/lending ratio for the year was 2.7% (1.4% excluding revaluations).

Bad loans are concentrated amongst non financial and family businesses: 61.7% of the aggregate for a total of 5,850.5 million; this sector is followed by families (18.2%; 1,739.5 million). The manufacturing branch of non finance and family businesses most at risk continues to be services to trade, salvage and repairs, which absorbs 11.8% of the Group's total bad loans for a total of 1,121.6 million.

LENDING *(millions of euros)*

	Consolidated					Consolidated Pro forma (1)		
	31/12/02	30/9/02	31/12/01	31/12/00	Change % 2002	31/12/02	Change % 2002	Change % 2001
Total (a+b+c)	13,068.7	11,879.1	12,144.0	11,354.7	7.6	12,422.0	2.3	2.4
Loans to customers (a)	**9,360.8**	**8,322.3**	**8,175.6**	**7,372.9**	**14.5**	**8,850.0**	**8.2**	**3.9**
-Gross value (2)	9,495.1	8,505.3	8,341.5	7,539.0	13.8	8,984.3	7.7	3.8
. Current accounts	3,803.0	3,407.6	3,725.4	3,108.7	18.9	3,592.6	12.3	-3.4
. Discounted notes	341.0	245.5	256.2	294.3	33.1	316.1	23.4	-16.7
. Mortgages	4,238.0	3,734.1	3,407.6	3,339.0	24.4	3,964.0	16.3	-7.2
. Parabanking (3)	726.4	669.2	595.6	485.8	22.0	726.4	22.0	22.6
- leasing	625.9	545.4	462.5	367.9	35.3	625.9	35.3	25.7
- factoring	96.2	117.3	126.6	112.2	- 24.0	96.2	-24.0	12.8
- consumer credit loans	4.3	6.5	6.5	5.7	- 33.8	4.3	-33.8	14.0
. Loans backed by pledged	14.4	14.5	13.4	14.1	7.5	14.4	7.5	-5.0
. Others	111.4	113.1	44.5	45.4	- 80.5	109.9	-80.8	...
-short term loans	3,503.4	3,228.1	3,610.8	3,032.0	- 3.0	3,266.6	-9.5	12.0
-long term loans	5,730.7	5,025.5	4,431.9	4,255.9	29.3	5,456.7	23.1	-2.9
. Bad loans	260.9	321.3	298.8	251.7	- 12.7	260.9	-12.7	18.7
-Specific allowances for loan losses	134.3	183.0	165.9	166.1	- 19.0	134.3	-19.0	-0.2
Loans to banks (b)	**1,320.2**	**865.3**	**1,167.7**	**991.6**	**13.1**	**1,184.3**	**1.4**	**17.8**
-Gross value	1,328.1	873.2	1,175.1	998.4	13.0	1,192.2	1.5	17.7
. Compulsory reserves	163.1	112.4	111.3	75.3	- 6.7	163.1	-6.7	132.3
. Deposits	963.7	538.2	800.6	640.8	30.7	827.8	12.3	15.1
. Current accounts	85.5	75.6	105.6	182.7	- 19.0	85.5	-19.0	-42.2
. Repurchase agreements	19.4	19.3	0.0	-	...	19.4	...	...
. Other loans	74.7	106.3	157.6	99.6	- 52.5	74.7	-52.5	57.9
. Bad loans	21.7	21.4	-	-	...	21.7	...	...
-Specific allowances for loan	7.9	7.9	7.4	6.8	6.8	7.9	6.8	8.8
Securities (c)	**2,387.7**	**2,691.5**	**2,800.7**	**2,990.2**	**- 14.7**	**2,387.7**	**-14.7**	**-6.3**
-Government securities	1,443.9	1,571.2	1,598.4	1,714.7	- 9.7	1,443.9	-9.7	-6.8
-Other securities	743.3	956.4	1,104.4	1,128.3	- 32.7	743.3	-32.7	-2.1
-Shares and equity securities	200.5	163.9	97.9	147.2	104.8	200.5	104.8	-33.5

(1) Pro forma data and changes of 2002 exclude ex-Capitalia branches data; pro forma changes exclude ex Intesa branches data.

(2) Including bad loans.

(3) Including leased fixed-assets.

LOANS TO CUSTOMERS (1) - DISTRIBUTION BY SECTOR *(millions of euros)*

	31/12/02	%	31/12/01	%	31/12/00	%
Public Administration	1,046.1	11.0%	901.0	10.8%	891.7	11.8%
Financial institutions	560.0	5.9%	890.6	10.7%	542.6	7.2%
Non-financial and personal businesses	5,850.5	61.7%	5,061.5	60.6%	4,501.9	59.7%
Agriculture, farming and fishing	*95.9*	*1.0%*	*86.3*	*1.0%*	*73.1*	*1.0%*
Energy products	*229.3*	*2.4%*	*170.0*	*2.0%*	*154.4*	*2.0%*
Mineral and ferrous metals and non ferrous	*122.1*	*1.3%*	*98.6*	*1.2%*	*72.6*	*1.0%*
Mineral and non metallic products	*98.1*	*1.0%*	*106.9*	*1.3%*	*103.4*	*1.4%*
Chemical products	*75.4*	*0.8%*	*62.9*	*0.8%*	*59.3*	*0.8%*
Metal products	*163.1*	*1.7%*	*143.3*	*1.7%*	*124.1*	*1.6%*
Agricultural and industrial machinery	*156.7*	*1.7%*	*160.6*	*1.9%*	*133.5*	*1.8%*
Office equipment	*31.7*	*0.3%*	*29.9*	*0.4%*	*29.6*	*0.4%*
Electrical supplies	*108.0*	*1.1%*	*111.6*	*1.3%*	*82.0*	*1.1%*
Means of transport	*91.1*	*1.0%*	*93.4*	*1.1%*	*65.0*	*0.9%*
Food, drink, tobacco	*185.3*	*2.0%*	*148.8*	*1.8%*	*144.7*	*1.9%*
Textiles, leather goods, clothing	*83.8*	*0.9%*	*72.9*	*0.9%*	*54.6*	*0.7%*
Paper, printing and publishing	*89.5*	*0.9%*	*78.1*	*0.9%*	*68.4*	*0.9%*
Rubber and plastic goods	*70.2*	*0.7%*	*60.4*	*0.7%*	*60.2*	*0.8%*
Other industrial products	*106.1*	*1.1%*	*97.7*	*1.2%*	*83.5*	*1.1%*
Building and public works	*974.6*	*10.3%*	*908.6*	*10.9%*	*751.8*	*10.0%*
Wholesale & retail trade, salvage and repairs	*1,121.6*	*11.8%*	*1,026.9*	*12.4%*	*975.2*	*12.9%*
Hotel and catering services	*311.0*	*3.3%*	*244.9*	*2.9%*	*224.6*	*3.0%*
Transport services	*138.9*	*1.5%*	*126.3*	*1.5%*	*109.0*	*1.4%*
Air and sea transport-related services	*390.0*	*4.1%*	*319.1*	*3.8%*	*277.8*	*3.7%*
Transport-related services	*251.7*	*2.7%*	*187.6*	*2.2%*	*213.2*	*2.8%*
Communications-related services	*61.8*	*0.7%*	*10.0*	*0.1%*	*6.8*	*0.1%*
Sales-related services	*894.6*	*9.4%*	*716.7*	*8.6%*	*635.1*	*8.4%*
Private social bodies	34.3	0.4%	28.4	0.3%	22.9	0.3%
Families	1,739.5	18.2%	1,330.3	16.0%	1,432.9	19.0%
Total residents	**9,230.4**	**97.2%**	**8,211.8**	**98.4%**	**7,392.0**	**98.0%**
Rest of the world	264.7	2.8%	129.7	1.6%	147.0	2.0%
Total	**9,495.1**	**100.0%**	**8,341.5**	**100.0%**	**7,539.0**	**100.0%**

(1) Balance Sheet (Assets) caption 40 inclusive of expected losses and leasing.

Liguria continues to account for the majority of the Group's lending activities, receiving 64.2% of credits granted. However, with the purchase of 61 branches from other banking groups over the last few years, and of 42 branches from Capitalia in particular during 2002, the share represented by the Group's other operating regions has increased. In particular, Latium's share rose by 3.3%. The share of Marches and Umbria, new entries to the Group's distribution network during the year, was of 1.4% and 1%, respectively.

LOANS TO CUSTOMERS (1) - GEOGRAPHIC DISTRIBUTION *(millions of euros)*

	31/12/02	%	31/12/01	%	31/12/00	%
Liguria	6,083.5	64.2%	5,910.8	70.8%	5,723.5	75.9%
Lombardy	1,049.6	11.1%	803.4	9.5%	640.5	8.5%
Emilia Romagna	542.7	5.7%	522.9	6.3%	446.8	5.9%
Piedmont	458.2	4.8%	429.7	5.2%	338.8	4.5%
Tuscany	319.0	3.4%	277.8	3.3%	244.1	3.2%
Latium	315.7	3.3%	74.1	0.9%	-	-
Veneto	165.3	1.7%	102.1	1.2%	32.1	0.4%
Sicily	155.0	1.6%	96.3	1.2%	58.2	0.8%
Marches	134.8	1.4%	-	-	-	-
Umbria	94.9	1.0%	-	-	-	-
Apulia	61.5	0.6%	46.9	0.6%	-	-
Sardinia	41.7	0.4%	15.2	0.2%	4.4	0.1%
Total Italy	**9,421.9**	**99.2%**	**8,279.2**	**99.0%**	**7,488.4**	**99.3%**
Abroad	73.2	0.8%	62.3	0.8%	50.6	0.7%
Total loans to customer	**9,495.1**	**100.0%**	**8,341.5**	**99.8%**	**7,539.0**	**100.0%**

(1) Balance Sheet (Assets) caption 40 inclusive of expected losses and leasing.

Lending to banks totalled 1,328.1 million at 31st December 2002, an increase of 13%. The Group's **net interbank balance** (amounts owed to banks – lending to banks) was negative at the end of the year at 138.3 million (2001: 264.1 million).
The value of the Group's **securities portfolio** slipped 14.7% to 2,387.7 million. The investment securities portfolio totalled 242 million, down 47.7% over 2001 as a result of the sale of securities carried out by Banca Carige for a book price of 149.8 million.
The notional value of derivative contracts totalled 4,829.1 million, the majority of which do not foresee principal exchange. The Group's prudent use of these instruments is reflected by the fact that 77.3% of the total is in the form of hedging or balanced contracts.

DERIVATIVES CONTRACTS AT 31/12/2002 - CONSOLIDATED *(millions of euros)*

Principal (1)	Hedging	Trading			Total
		balanced contracts (5)	open-ended contracts (6)	Total	
- Forwards (2)	-	-	-	-	-
- Swaps (3)	1,857.8	1,088.2	694.8	1,783.0	3,640.8
- Futures	-	-	-	-	-
- Securities options (4)	106.4	-	6.6	6.6	113.0
- Interest rate options	364.0	238.8	125.0	363.8	727.8
- Exchange-rate options	-	59.0	-	59.0	59.0
- Credit default product	17.0	-	271.5	271.5	288.5
Total	2,345.2	1,386.0	1,097.9	2,483.9	4,829.1
- with exchange of principal	278.2	108.9	123.1	232.0	510.2
- without exchange of principal	2,067.0	1,277.1	974.8	2,251.9	4,318.9

(1) Principal relative to basis swaps is stated once.
(2) Includes forward rate agreements.
(3) Includes basis swaps, interest rate swaps, overnight indexed swaps and cross currency swaps.
(4) Includes interest rate caps.
(5) Contracts matched by contracts of same characteristics so giving the Group full cover against interest and exchange-rate risk.
(6) Contracts entailing exposure to interest and exchange-rate risk.

Total **risk aggregates** relating to cash credits and guarantees and commitments reached 535.1 million at the end of the year, a fall of 4.2% over 2001 following the securitisation of bad loans carried out by Cassa di Risparmio di Savona with effect 31/12/02. Total loans securitised amounted to 68.8 million. The bundle of loans was sold to the special purpose vehicle for the operation, Priamar Finance Srl. Despite the unfavourable economic climate, the credit risk aggregates for the Group are low and actually fell over 2001 from 5.6% to 4.6%. The percentage of customer loans at risk for the year was down from 6.1% to 5%.Total cash credits at risk amounted to 500.1 million, 5.4% lower than the previous year; guarantees rose by 11.4% to 29 million.

Total allowances are calculated on the basis of an analytical valuation of bad loans, rescheduled loans, underlying credit positions in leasing contracts, and significant watchlist positions. Remaining watchlists are assigned lump-sum provisions as applied for expected losses.

During the year changes were made in the valuation criteria of country risk positions (credits granted to non-OECD member countries). The previous lump-sum approach to the calculation of provisions (with the exception of some significant positions which were calculated analytically) was replaced by an analytical calculation for all country risk positions. Where risk arises, positions are assigned an appropriate risk category (bad loan, watchlist, rescheduled loan) with the analytically-derived provision this assignment provides. Performing positions are categorised as a specific item within the aggregate of credits to non-OECD countries.

Expected credit losses for the Group amounted to 148.1 million, down 17.4% in comparison to 2001's 179.3 million.

CREDITS AT RISK AND TOTAL ALLOWANCES *(thousands of euros)*

	31/12/2002				30/09/2002			
	Cash credits	Guarantees and commitments	Leased assets	Total	Cash credits	Guarantees and commitments	Leased assets	Total
Bad loans	282,626	18,113	-	300,739	342,789	11,148	-	353,937
Watchlists	188,687	10,207	-	198,894	193,576	11,026	-	204,602
Country risk	19,488	687	-	20,175	19,535	2,885	-	22,420
Rescheduled loans	9,315	-	-	9,315	9,286	-	-	9,286
Bad leased assets	-	-	6,018	6,018	-	-	6,327	6,327
Total credits at risks	**500,116**	**29,007**	**6,018**	**535,141**	**565,186**	**25,059**	**6,327**	**596,572**
Specific allowances	**142,180**	**4,551**	**1,240**	**147,971**	**190,718**	**4,423**	**1,268**	**196,409**
Total allowances	**156,824**	**4,551**	**1,240**	**162,615**	**197,326**	**4,423**	**1,268**	**203,017**
- Specific allowances for loan losses	142,180	-	-	142,180	190,718	-	-	190,718
- Specific allowances for guarantees and commitments	-	4,551	-	4,551	-	4,423	-	4,423
- Specific allowances for leased assets	-	-	1,240	1,240	-	-	1,268	1,268
- General allowances for loan losses	14,644	-	-	14,644	6,608	-	-	6,608

	31/12/2001				31/12/2000			
	Cash credits	Guarantees and commitments	Leased assets	Total	Cash credits	Guarantee. and commitments	Leased assets	Total
Bad loans	298,809	11,773	-	310,582	251,700	12,892	-	264,592
Watchlists	186,627	12,687	-	199,314	198,032	2,548	-	200,580
Country risk	35,119	1,575	-	36,694	23,015	1,123	-	24,138
Rescheduled loans	7,902	-	-	7,902	8,247	-	-	8,247
Bad leased assets	-	-	3,979	3,979	-	-	5,991	5,991
Total credits at risks	**528,458**	**26,034**	**3,979**	**558,471**	**480,994**	**16,563**	**5,991**	**503,548**
Specific allowances	**173,207**	**4,807**	**1,281**	**179,295**	**172,899**	**4,823**	**1,217**	**178,939**
Total allowances	**179,914**	**4,807**	**1,281**	**186,002**	**177,000**	**4,823**	**1,217**	**183,040**
- Specific allowances for loan losses	173,207	-	-	173,207	172,899	-	-	172,899
- Specific allowances for guarantees and commitments	-	4,807	-	4,807	-	4,823	-	4,823
- Specific allowances for leased assets	-	-	1,281	1,281	-	-	1,217	1,217
- General allowances for loan losses	6,708	-	-	6,708	4,101	-	-	4,101

Bad loans closed the year at 300.7 million (-3.2%), of which 282.6 million were in the form of cash credits and 18.1 million in guarantees and commitments.

Watchlist positions remained substantially unchanged over 2001 at 198.9 million.

Country risks amounted to 20.2 million; this represented a 45% fall over 2001 as a result of the re-categorisation of previous positions within this aggregate to bad loans and watchlists.

Rescheduled loans rose 17.9% to 9.3 million.

Aggregates at risk related to leasing increased 51.2% to 6 million, of which allowances for expected losses totalled 1.2 million.

CASH CREDITS AT RISK *(thousands of euros)*

	31/12/02				30/9/02			
	Gross value (a)	Specific allowances (b)	Net book value	% (b/a)	Gross value (a)	Specific allowances (b)	Net book value	% (b/a)
Bad loans								
- customers	260,906	114,369	146,537	43.8	321,346	160,340	161,006	49.9
- banks	21,720	7,648	14,072	35.2	21,443	7,371	14,072	34.4
Watchlists								
- customers	188,242	17,702	170,540	9.4	193,041	20,568	172,473	10.7
- banks	445	267	178	60.0	535	264	271	49.3
Country risk								
- customers	18,521	-	18,521	-	19,225	-	19,225	-
- banks	967	-	967	-	310	-	310	-
Rescheduled loans								
- customers	9,315	2,165	7,150	23.2	9,286	1,105	8,181	11.9
Total cash credits at risk	**500,116**	**142,151**	**357,965**	**28.4**	**565,186**	**189,648**	**375,538**	**33.6**
- customers	476,984	134,236	342,748	28.1	542,898	182,013	360,885	33.5
- banks	23,132	7,915	15,217	34.2	22,288	7,635	14,653	34.3
Performing loans	10,323,142	29	10,323,113	-	8,813,072	1,070	8,812,002	-
- customers	9,018,130	29	9,018,101	-	7,962,434	1,070	7,961,364	-
- banks	1,305,012	-	1,305,012	-	850,638	-	850,638	-
Total loans	**10,823,258**	**142,180**	**10,681,078**	**1.3**	**9,378,258**	**190,718**	**9,187,540**	**2.0**
- customers	9,495,114	134,265	9,360,849	1.4	8,505,332	183,083	8,322,249	2.2
- banks	1,328,144	7,915	1,320,229	0.6	872,926	7,635	865,291	0.9

	31/12/01				31/12/00			
	Gross value (a)	Specific allowances (b)	Net book value	% (b/a)	Gross value (a)	Specific allowances (b)	Net book value	% (b/a)
Bad loans								
- customers	298,809	143,651	155,159	48.1	251,700	134,243	117,457	53.3
Watchlists								
- customers	186,627	18,929	167,698	10.1	198,032	27,557	170,476	13.9
Country risk								
- customers	12,528	344	12,184	2.7	945	241	704	25.5
- banks	22,591	7,426	15,166	32.9	22,070	6,781	15,290	30.7
Rescheduled loans								
- customers	7,902	1,494	6,408	18.9	8,247	1,451	6,797	17.6
Total cash credits at risk	**528,458**	**171,843**	**356,615**	**32.5**	**480,995**	**170,271**	**310,724**	**35.4**
- customers	505,866	164,417	341,449	32.5	458,925	163,491	295,434	35.6
- banks	22,591	7,426	15,166	32.9	22,070	6,781	15,290	30.7
Performing loans	8,988,076	1,362	8,986,714	0.0	8,056,479	2,628	8,053,852	-
- customers	7,835,594	1,362	7,834,232	0.0	7,080,074	2,628	7,077,446	-
- banks	1,152,482	-	1,152,482	-	976,406	-	976,406	-
Total loans	**9,516,534**	**173,205**	**9,343,329**	**1.8**	**8,537,474**	**172,899**	**8,364,575**	**2.0**
- customers	8,341,460	165,779	8,175,681	2.0	7,538,998	166,118	7,372,880	2.2
- banks	1,175,073	7,426	1,167,648	0.6	998,476	6,781	991,695	0.7

CREDIT COMMITMENTS *(thousands of euros)*

	31/12/02			30/9/02		
	Nominal value (a)	Specific allowances (b)	% (b/a)	Nominal value (a)	Specific allowances (b)	% (b/a)
Bad loans	18,113	4,551	25.1	11,148	4,423	39.7
Watchlists	10,207	-	-	11,026	-	-
Country risk	687	-	-	2,885	-	-
Total guarantees and commitments at risk	**29,007**	**4,551**	**15.7**	**25,059**	**4,423**	**17.7**
Performing guarantees and commitments	1,278,376	-	-	1,244,108	-	-
Total guarantees and commitments	**1,307,383**	**4,551**	**0.3**	**1,269,167**	**4,423**	**0.3**

	31/12/01			31/12/00		
	Nominal value (a)	Specific allowances (b)	% (b/a)	Nominal value (a)	Specific allowances (b)	% (b/a)
Bad loans	11,773	4,335	36.8	12,892	4,486	34.8
Watchlists	12,687	-	-	2,548	-	-
Country risk	1,575	473	30.0	1,123	337	30.0
Total guarantees and commitments at risk	**26,035**	**4,808**	**18.5**	**16,563**	**4,823**	**29.1**
Performing guarantees and commitments	1,181,810	-	-	1,162,913	-	-
Total guarantees and commitments	**1,207,845**	**4,808**	**0.4**	**1,179,476**	**4,823**	**0.4**

Bad loans are concentrated amongst non financial and family businesses (190.8 million; 73.1% of the total) followed by families (45.8 million; 17.6% of the total). The most significant branches of the non-financial and family business sector are building and public works (66.8 million; 25.6% of the total) and services to trade, salvage and repairs (42.2 million; 16.2% of the total).

The bad loans/total lending ratio reveals that the sector most at risk for the Group is the non-financial and family business sector at 3.3%. Although the sectors of non-residents and social bodies have higher levels (4.4% and 3.6%, respectively), this is due to the categorisation on the part of Banca Carige of a small number of large exposures as bad loans during the year. However excluding these, the two sectors present limited risk levels in terms of total Group lending: 4.4% for non-residents and 0.5% for social institutions. Branches with the highest concentration of credit risk measured in terms of the same ratio are building and public works (6.9%) and textiles, leather, and clothing products (6.1%).

BAD LOANS (1) - DISTRIBUTION BY SECTOR *(thousands of euros)*

	31/12/02	%	31/12/01	%	31/12/00	%
Public Administration	21	0.0%	23	-	-	-
Financial institutions	11,497	4.4%	10,681	3.6%	6,252	2.5%
Non-financial and personal businesses	190,762	73.1%	221,135	73.9%	190,586	75.7%
Agriculture, farming and fishing	*3,303*	*1.3%*	*4,103*	*1.4%*	*4,005*	*1.6%*
Energy products	*177*	*0.1%*	*279*	*0.1%*	*168*	*0.1%*
Mineral and ferrous metals and non ferrous	*283*	*0.1%*	*332*	*0.1%*	*311*	*0.1%*
Mineral and non metallic products	*4,055*	*1.6%*	*3,861*	*1.3%*	*2,706*	*1.1%*
Chemical products	*983*	*0.4%*	*829*	*0.3%*	*638*	*0.3%*
Metal products	*6,700*	*2.6%*	*7,998*	*2.7%*	*9,114*	*3.6%*
Agricultural and industrial machinery	*6,723*	*2.6%*	*15,180*	*5.1%*	*17,967*	*7.1%*
Office equipment	*1,358*	*0.5%*	*786*	*0.3%*	*317*	*0.1%*
Electrical supplies	*3,060*	*1.2%*	*3,822*	*1.3%*	*3,512*	*1.4%*
Means of transport	*2,510*	*1.0%*	*1,575*	*0.5%*	*1,583*	*0.6%*
Food, drink, tobacco	*8,901*	*3.3%*	*9,208*	*3.1%*	*6,846*	*2.7%*
Textiles, leather goods, clothing	*5,072*	*1.9%*	*5,376*	*1.8%*	*6,897*	*2.7%*
Paper, printing and publishing	*1,397*	*0.5%*	*1,836*	*0.6%*	*1,505*	*0.6%*
Rubber and plastic goods	*2,434*	*0.9%*	*2,587*	*0.9%*	*2,506*	*1.0%*
Other industrial products	*3,175*	*1.2%*	*3,277*	*1.1%*	*2,581*	*1.0%*
Building and public works	*66,849*	*25.6%*	*59,835*	*19.9%*	*49,393*	*19.6%*
Wholesale & retail trade, salvage and repairs	*42,188*	*16.2%*	*53,927*	*18.0%*	*46,299*	*18.4%*
Hotel and catering services	*7,989*	*3.1%*	*11,087*	*3.7%*	*8,214*	*3.3%*
Transport services	*6,293*	*2.4%*	*8,188*	*2.7%*	*5,869*	*2.3%*
Air and sea transport-related services	*79*	*0.0%*	*134*	*0.0%*	*64*	0.0%
Transport-related services	*1,684*	*0.6%*	*919*	*0.3%*	*1,052*	*0.4%*
Communications-related services	*219*	*0.1%*	*211*	*0.1%*	*202*	*0.1%*
Sales-related services	*15,330*	*5.9%*	*25,785*	*8.6%*	*18,839*	*7.5%*
Private social bodies	1,244	0.5%	1,506	0.5%	274	0.1%
Families	45,794	17.6%	53,945	18.1%	49,156	19.5%
Total residents	**249,318**	**95.6%**	**287,291**	**96.1%**	**246,268**	**97.8%**
Rest of the world	11,588	4.4%	11,519	3.9%	5,432	2.2%
Total	**260,906**	**100.0%**	**298,810**	**100.0%**	**251,700**	**100.0%**

(1) Inclusive of expected losses.

BAD LOANS/LENDING RATIO (1) - DISTRIBUTION BY SECTOR

	31/12/2002	31/12/2001	31/12/2000
Public Administration	0.0%	0.0%	-
Financial institutions	2.1%	1.2%	1.2%
Non-financial and personal businesses	3.3%	4.4%	4.2%
-- including (2):			
Wholesale & retail trade, salvage and repairs	*3.8%*	*5.3%*	*4.7%*
Building and public works	*6.9%*	*6.6%*	*6.6%*
Sales-related services	*1.7%*	*3.6%*	*3.0%*
Air and sea transport-related services	*0.0%*	*0.0%*	*0.0%*
Hotel and catering services	*2.6%*	*4.5%*	*3.7%*
Private social bodies	3.6%	5.3%	1.2%
Families	2.6%	4.1%	3.4%
Total residents	**2.7%**	**3.5%**	**3.3%**
Rest of the world	4.4%	8.9%	3.7%
Total	**2.7%**	**3.6%**	**3.3%**

(1) Inclusive of expected losses.
(2) Principal branches of the economy in terms of overall credit exposure.

The Group's traditional operating area, Liguria, absorbs 62.5% of bad loans, five percent down on 2001. Outside Liguria, Piedmont accounts for 9.8%, Emilia Romagna 7.6%, Tuscany 6.5% and Lombardy 6%. The Group's other operating areas represent marginal levels.

BAD LOANS (1) - GEOGRAPHIC DISTRIBUTION *(thousands of euros)*

	31/12/02		31/12/01		31/12/00	
		%		%		%
Liguria	162,848	62.5%	202,509	67.9%	170,688	67.8%
Piedmont	25,642	9.8%	26,706	8.9%	26,853	10.7%
Emilia Romagna	19,911	7.6%	23,133	7.7%	19,364	7.7%
Tuscany	16,956	6.5%	16,181	5.4%	14,341	5.7%
Lombardy	15,621	6.0%	13,794	4.6%	11,999	4.8%
Sicily	5,675	2.2%	4,447	1.5%	3,542	1.4%
Apulia	986	0.4%	-	-	-	-
Veneto	852	0.3%	895	0.3%	376	0.1%
Latium	809	0.3%	19	-	-	-
Sardinia	60	-	-	-	-	-
Marches	-	-	-	-	-	-
Umbria	-	-	-	-	-	-
Total Italy	**249,360**	**95.6%**	**287,684**	**96.3%**	**247,163**	**98.2%**
Abroad	11,546	4.4%	11,125	3.7%	4,537	1.8%
Total	**260,906**	**100.0%**	**298,809**	**100.0%**	**251,700**	**100.0%**

(1) Inclusive of expected losses.

Risk levels in terms of the bad loans/lending ratio are low in most of the Group's operating areas with the exception of Piedmont (5.6%) and Tuscany (5.3%). The Group's ratio abroad, despite a limited presence, is comparatively high at 15.8%. Liguria's low bad loans/lending ratio (2.7%) benefited significantly from the securitisation of bad loans carried out by Cassa di Risparmio di Savona at the end of 2002.

BAD LOANS / LENDING RATIO (1) - GEOGRAPHIC DISTRIBUTION

	31/12/02	31/12/01	31/12/00
Liguria	2.7%	3.4%	3.0%
Piemonte	5.6%	6.2%	7.9%
Emilia Romagna	3.7%	4.4%	4.3%
Toscana	5.3%	5.8%	5.9%
Lombardia	1.5%	1.7%	1.9%
Sicilia	3.7%	4.6%	6.1%
Puglia	1.6%	-	...
Veneto	0.5%	0.9%	1.2%
Latium	0.3%	0.0%	...
Sardegna	0.1%	-	-
Marche	-	...	...
Umbria	-	...	...
Total Italy	**2.6%**	**3.5%**	**3.3%**
Abroad	15.8%	17.9%	9.0%
Total	**2.7%**	**3.6%**	**3.3%**

(1) Inclusive of expected losses.

GROUP PERSONNEL AND OPERATING STRUCTURE

The distribution of the services and products of the Banca Carige Group is organised in terms of an integrated multi-channel system utilising three principal distribution channels: traditional (network of branches and financial consultants), remote (ATM, POS, home banking, on line services) and mobile (insurance agents, financial consultants, estate agents). These channels will receive increasing support from internet-based technologies, so providing our customers with the opportunity to use the channels they want, when they want. The Group aims to pursue a vigorous policy of cross selling.

With regards to **traditional distribution**, the Banca Carige Group's branch network recorded further expansion during the year as a result of the acquisition of 42 branches from the Capitalia Group (the acquisition came into effect on 31st December 2002). These branches are located in six Italian regions (2 in Veneto in the northeast, 3 in Marches, 1 in Umbria, 24 in Latium; 4 in Apulia and 8 in Sicily) so considerably extending the Group's presence nationally.

At 31st December 2002, the branch network was made up by 452 branches, located in 12 regions and 55 provinces. Outside Italy, the Group has a branch also in Nice, France as well as 9 representative offices.

Excluding the acquisition of branches from Capitalia, the total Group network increased by 7 branches. Of the total, Banca Carige opened 7 branches (three in Genoa, as well as new branches in Sardinia, Rome and Milan), three of which were in the form of branch transfers; Cassa di Risparmio di Savona opened one branch and Banca del Monte di Lucca two. The acquisition of the 42 branches consequently changed the distribution of Group branches regionally. Liguria's share of branches dropped from 59.8% to 53.8% (243 branches in total). The distribution of branches in the Group's other operating regions is as follows: Sicily 38, Lombardy 35, Piedmont and Latium 32 each, Tuscany 20, Emilia Romagna 19, Veneto 12, Apulia 9, Sardinia 7, Marches 3, Umbria 1.

The Group's retail vocation was confirmed by a review of its traditional branch network based on the segmentation of Banca Carige customers into specific profiles. This project got under way in 1999 and created the provision of financial consultants for high net worth customers. This was followed in 2001 with the creation of a network of advisors for our corporate clients.

In particular, consultancy for private banking clients is available in Liguria, Lombardy and Sicily. During the year this service was extended to other, new operating areas including Rome and Bologna. At 31st December, the service was available in 6 regions, made up by 66 consultants located in 22 districts under the direction of respective area managers. During 2002, the network of corporate consultants became fully operational and was extended to Lombardy in October. At the end of the year the network was made up by 44 consultants located in 10 districts (9 in Liguria, 1 in Lombardy).

Remote distribution channels include Banca Carige's fully-automated "Bancacontinua" branches and the Group's ATM "Bancomat" network. The number of "Bancacontinua" branches remained unchanged during 2002 at 14, whilst there were 67 additions to the ATM network bringing the total up to 534. Of the additions, 46 were installed in the Capitalia branches acquired during the year. The number of POS terminals installed rose from 9,765 to 11,241.

Banca Carige's Internet service was introduced in July 2000 and has been regularly updated since so as to guarantee breadth of product choice, ease of access and security. The Internet is an important means by which customers can access the Group's banking services and it is therefore a node for both operations and intra-channel communications. It allows for the creation of significant synergies between the various channels of distribution and for heightened knowledge regarding customer needs (customer relationship management).

The total number of on line service contracts (including internet banking and call centre) reached 49,500 at the end of the year.

The Group's **mobile channels of distribution** include the insurance agents of the Group's insurance subsidiaries (taking advantage of operating opportunities offered by regulatory changes made by the Italian insurance industry regulator, ISVAP), and estate agents working in agreement with the Group for the supply of Carige mortgages.

At the end of 2002 the number of insurance agents totalled 220, of which 33 were financial consultants. There was also further growth in the network of estate agents working in agreement with Banca Carige. The number at

the end of 2002 rose from 769 at 31/12/01 to 1,269.

Further details can be found in the Directors' report of Banca Carige ("Distribution Channels and Resource management").

BRANCH NETWORK

A) BRANCHES

	31/12/02		30/9/02		31/12/01		31/12/00	
	number	Q%	number	Q%	number	Q%	number	Q%
NORTH-WEST ITALY	**310**	**68.6**	**310**	**75.8**	**306**	**75.9**	**282**	**82.4**
Liguria	243	53.8	243	59.4	241	59.8	247	72.2
- Genoa	136	30.1	136	33.3	134	33.3	134	39.2
- Imperia	60	13.3	60	14.7	60	14.9	66	19.2
- La Spezia	28	6.2	28	6.8	28	6.9	28	8.2
- Savona	19	4.2	19	4.6	19	4.7	19	5.6
Lombardy	35	7.7	35	8.6	34	8.4	15	4.4
Piedmont	32	7.1	32	7.8	31	7.7	20	5.8
NORTH-EAST ITALY	**31**	**6.9**	**30**	**7.3**	**31**	**7.7**	**18**	**5.3**
Emilia Romagna	19	4.2	20	4.9	20	5.0	16	4.7
Veneto	12	2.7	10	2.4	11	2.7	2	0.6
CENTRAL ITALY	**56**	**12.4**	**27**	**6.6**	**25**	**6.2**	**15**	**4.4**
Latium	32	7.1	8	2.0	7	1.7	-	-
Tuscany	20	4.4	19	4.6	18	4.5	15	4.4
Marches	3	0.7	-	-	-	-	-	-
Umbria	1	0.2	-	-	-	-	-	-
SOUTH ITALY AND ISLANDS	**54**	**11.9**	**41**	**10.0**	**40**	**9.9**	**26**	**7.6**
Sicily	38	8.4	30	7.3	30	7.5	21	6.1
Apulia	9	2.0	5	1.2	5	1.2	-	-
Sardinia	7	1.5	6	1.5	5	1.2	5	1.5
BRANCHES ABROAD: Nice (France)	**1**	**0.2**	**1**	**0.2**	**1**	**0.3**	**1**	**0.3**
TOTAL	**452**	**100.0**	**409**	**100.0**	**403**	**100.0**	**342**	**100.0**

	31/12/02	30/9/02	31/12/01	31/12/00
Private banking consultants	75	75	64	62
Corporate consultants	44	38	38	-

B) REMOTE	31/12/02	30/9/02	31/12/01	31/12/00
ATM - Bancomat	534	485	467	387
Bancacontinua (self service)	14	14	14	15
POS (1)	11,241	10,916	9,765	8,281
Remote banking (contracts)	9,041	8,791	6,479	6,384
On-line service (2)	49,500	46,661	38,228	11,679

(1) figures do not include ex Capitalia branches
(2) Internet banking and Call Center contracts.

C) MOBILE	31/12/02	30/9/02	31/12/01	31/12/00
Insurance agents (3)	220	88	92	68
Estate agents	1,269	1,229	769	315

(3) Agents of the Group's insurance subsidiaries distributing Banca Carige products.

At 31st December 2002, total staff levels of the Banca Carige Group reached 4,111, (4,513 when including employees of the Group's insurance subsidiaries). Excluding the ex-Capitalia employees, banking staff assigned to market operations accounts for 69.3% of the total; 30.7% is engaged in head office administrative duties.

Banca Carige's training centre in Genoa provided during the year, 34,969 days of training for a total of 20,327 participations.

PERSONNEL

	31/12/2002 (1)		30/9/02		31/12/01		31/12/00 (2)	
Grade								
Managers	51	1.2	51	1.2	53	1.3	27	0.7
Officials	722	17.6	719	17.5	726	17.7	322	8.7
Other employees	3,338	81.2	3,337	81.3	3,325	81.0	3,352	90.6
TOTAL	**4,111**	**100.0**	**4,107**	**100.0**	**4,104**	**100.0**	**3,701**	**100.0**
Activities								
Head-offices	1,263	30.7	1,256	30.6	1,293	31.5	1,248	33.7
Branches	2,848	69.3	2,851	69.4	2,811	68.5	2,453	66.3

(1) *excluding the 371 employees of the 42 ex-Capitalia branches transferred to Banca Carige on 1/1/03*

(2) *excluding the 84 employees of the 21 ex-Banco di Sicilia branches transferred to Banca Carige on 1/1/01*

THE CHANGEOVER TO THE EURO

Full details regarding the measures and related costs of the changeover to the euro are given in the Directors' Report of Banca Carige. The changeover presented no particular problems for the Group's insurance companies. Final investments in this area recorded for the year totalled 158,000 euro.

INCOME STATEMENT

Net profit for the Carige Group reached 66.2 million, a fall of 31.1% over the previous year. This result stems from the unfavourable moment in the economy and the instability on financial markets that accompanied it. Further causes lie in narrowing interest margins as interest rates fell, especially in the medium/long-term segment, and a worsening in the quality of credit.

In addition to these external factors, the Group suffered the temporary negative effects on interest income caused by the securitisation of performing mortgages carried out by Banca Carige at the end of 2001. A comparison with 2001 was further affected negatively by two events: firstly, a change in the structure of revenues and costs relating to the purchase of 61 branches from the Intesa group in 2001 and recorded only for the last quarter; secondly, 2001 benefited from extraordinary revenues generated from the sale of securitised mortgages (24 million) and four bank branches in the province of Savona.

In detail, **net interest income** amounted to 354.9 million, down 1.1% on 2001. Interest income totalled 635 million (-7%) whilst interest charges totalled 280.2 million (-13.6%). In particular, interest income on customer loans ended the year at 486.1 million; interest charges on customer deposits totalled 78.7 million. Interest income generated from the Group's securities portfolio totalled 123.7 million.

Non interest income rose by only 0.7% over the previous year's result to 328.7 million (2001: 326.5 million). This result was determined above all by the negative figure recorded at caption 60 "Profits (losses) from financial transactions", affected by the poor performance of financial markets during 2002. In greater detail, commission income totalled 184.2 million, up 10.8% on 166.3 million recorded at the end of 2001. Commission charges rose 7.8% to 13.7 million (2001: 12.7 million). Net losses on financial transactions totalled 5.8 million in comparison to a positive result of 4.4 million recorded in 2001. Dividends fell of 6.4% to 88 million, whilst profits on investments carried at equity amounted to 8.5 million, an increase of 12.4%.

Other operating income recorded a 2.2% fall to end the year at 157.8 million; other operating expenses rose 14.2% to 11.1 million.

Gross operating income was down 0.3% to 683.5 million.

Operating costs of the Group rose 5.3% from 472.1 million to 497.2 million following expansion in the Group's operational capacities. Administrative charges totalled 374 million (+4.7%); in particular, personnel costs rose 3.1% to 232.7 million, whilst other administrative charges totalled 141.2 million (+7.5%). Writedowns on assets increased 7.2% to 123.1 million, influenced by rises in leasing activity.

Operating income at 31st December 2002 was down 12.6% from 213.2 million in 2001 to 186.4 million.

Provisions and writedowns rose 46.8% to 74.4 million. In particular, provisions for risks and charges amounted to 3.3 million in comparison to 2.9 million in 2001 (+12.6%). Credit risk measured in terms of the balance between writedowns and provisions for risks and charges on one hand and writebacks on the other totalled 71.2 million, 48.4% up on the figure recorded at the end of 2001.

Writebacks on financial fixed assets amounted to 0.1 million (2001: 0.2 million).

Income from ordinary activities fell 31.1% over year-end 2001 to 112 million.

Extraordinary net income recorded an increase of 6.9% to move from 15.4 million to 16.5 million at 31/12/02. This result is principally due to revenues stemming from the sale of non-strategic holdings and property.

After income tax for the year (60.9 million; -24.8%), **net profit** for the Group reached 66.2 million, a decrease 31.1% in comparison to 96.1 million at 30/12/01

INCOME STATEMENT *(thousands of euros)*

	31/12/02	30/09/02	31/12/01	31/12/00	Change % 02/01	Change % 01/00
10 Interest income and similar revenues	635,012	465,536	682,992	614,192	-7.0	11.2
20 Interest expense and similar charges	-280,157	-202,016	-324,108	-275,256	-13.6	17.7
NET INTEREST INCOME	**354,855**	**263,520**	**358,884**	**338,936**	**-1.1**	**5.9**
40 Commission income	184,235	137,607	166,254	170,157	10.8	-2.3
50 Commission expenses	-13,705	-9,807	-12,711	-11,419	7.8	11.3
60 Gains (losses) from financial transactions	-5,844	-13,609	4,427	11,482	-232.0	-61.4
30 Dividends and other revenues	8,754	8,504	9,348	6,885	-6.4	35.8
170 Profit (losses) on investments carried at equity	8,512	2,988	7,575	-642	12.4	...
70 Other operating income	157,806	118,196	161,308	126,660	-2.2	27.4
110 Other operating expenses	-11,101	-6,477	-9,720	-10,563	14.2	-8.0
NON INTEREST INCOME	**328,657**	**237,402**	**326,481**	**292,560**	**0.7**	**11.6**
GROSS OPERATING INCOME	**683,512**	**500,922**	**685,365**	**631,496**	**-0.3**	**8.5**
80 Administrative costs	-374,031	-276,534	-357,217	-326,418	4.7	9.4
– Personnel	-232,748	-176,697	-225,839	-205,624	3.1	9.8
– Other administrative costs	-141,283	-99,837	-131,378	-120,794	7.5	8.8
90 Depreciation and amortization of intangible and tangible fixed assets	-123,129	-99,394	-114,903	-97,718	7.2	17.6
OPERATING COSTS	**-497,160**	**-375,928**	**-472,120**	**-424,136**	**5.3**	**11.3**
OPERATING INCOME	**186,352**	**124,994**	**213,245**	**207,360**	**-12.6**	**2.8**
100 Provisions for risks and charges	-3,273	-2,894	-2,908	-3,143	12.6	-7.5
120 Provisions for loan losses and for guarantees and commitments	-67,090	-48,961	-50,370	-56,367	33.2	-10.6
130 Recoveries of loans and reversals of provisions for guarantees and commitments	13,264	10,481	9,709	11,404	36.6	-14.9
140 Additional provisions for loan losses	-17,334	-425	-7,296	-5,481	137.6	33.1
150 Write-downs to financial fixed assets	-33	-25	-57	-907	-42.1	-93.7
160 Recoveries of financial fixed assets	99	88	270	28	-63.3	868.1
PROVISIONS AND WRITE-DOWNS	**-74,367**	**-41,736**	**-50,652**	**-54,467**	**46.8**	**-7.0**
180 INCOME FROM ORDINARY ACTIVITIES	**111,985**	**83,258**	**162,593**	**152,893**	**-31.1**	**6.3**
190 Extraordinary income	23,339	7,422	18,997	12,434	22.9	52.8
200 Extraordinary expenses	-6,868	-4,090	-3,585	-4,564	91.6	-21.5
210 EXTRAORDINARY INCOME, NET	**16,471**	**3,332**	**15,412**	**7,870**	**6.9**	**95.8**
INCOME BEFORE TAXATION	**128,456**	**86,590**	**178,005**	**160,763**	**-27.8**	**10.7**
240 Income taxes	-60,914	-42,790	-80,977	-79,770	-24.8	1.5
250 Minority interests	-1,371	-829	-967	-733	41.8	32.0
260 NET INCOME	**66,171**	**42,971**	**96,061**	**80,260**	**-31.1**	**19.7**

INCOME STATEMENT - QUARTERLY CHANGES *(thousands of Euros)*

	2002				2001			
	4th quarter	3rd quarter	2nd quarter	1st quarter	4th quarter	3rd quarter	2nd quarter	1st quarter
10 Interest income and similar revenues	169,476	157,523	153,421	154,592	169,714	166,579	171,190	175,509
20 Interest expense and similar charges	-78,141	-66,673	-67,898	-67,445	-74,609	-76,630	-89,055	-83,814
NET INTEREST INCOME	91,335	90,850	85,523	87,147	95,105	89,949	82,135	91,695
40 Commission income	46,628	46,145	45,485	45,977	47,645	39,117	37,601	41,891
50 Commission expenses	-3,898	-3,914	-3,676	-2,217	-3,788	-3,069	-2,950	-2,904
60 Gains (losses) from financial transactions	7,765	-10,372	-4,888	1,651	15,527	-16,669	7,577	-2,008
30 Dividends and other revenues	250	269	5,462	2,773	1,041	235	8,030	42
170 Profit (losses) on investments carried at equity	5,524	1,043	1,697	248	6,221	-965	-1,013	3,332
70 Other operating income	39,610	43,837	38,102	36,257	60,156	34,960	33,482	32,710
110 Other operating expenses	-4,624	-18	-3,553	-2,906	-3,422	-2,961	-1,701	-1,636
NON INTEREST INCOME	91,255	76,990	78,629	81,783	123,380	50,648	81,026	71,427
GROSS OPERATING INCOME	182,590	167,840	164,152	168,930	218,485	140,597	163,161	163,122
80 Administrative costs	-97,497	-91,282	-97,633	-87,619	-103,741	-82,307	-88,530	-82,639
– Personnel	-56,051	-58,973	-58,042	-59,682	-63,299	-52,357	-57,924	-52,259
– Other administrative costs	-41,446	-32,309	-39,591	-27,937	-40,442	-29,950	-30,606	-30,380
90 Depreciation and amortization of intangible and tangible fixed assets	-23,735	-33,267	-33,027	-33,100	-32,233	-28,025	-27,325	-27,320
OPERATING COSTS	-121,232	-124,549	-130,660	-120,719	-135,974	-110,332	-115,855	-109,959
OPERATING INCOME	61,358	43,291	33,492	48,211	82,511	30,265	47,306	53,163
100 Provisions for risks and charges	-379	-510	-926	-1,458	-222	-803	-978	-905
120 Provisions for loan losses and for guarantees and commitments	-18,129	-17,735	-18,170	-13,056	-16,724	-6,769	-15,576	-11,301
130 Recoveries of loans and reversals of provisions for guarantees and commitments	2,783	3,557	4,532	2,392	3,422	3,147	1,078	2,062
140 Additional provisions for loan losses	-16,909	-216	-204	-5	-6,002	-1,293	-	-
150 Write-downs to financial fixed assets	-8	0	-25	0	-15	-26	-15	-1
160 Recoveries of financial fixed assets	11	-	88	-	253	17	-	-
PROVISIONS AND WRITE-DOWNS	-32,631	-14,904	-14,705	-12,127	-19,288	-5,727	-15,491	-10,145
180 INCOME FROM ORDINARY ACTIVITIES	28,727	28,387	18,787	36,084	63,223	24,538	31,815	43,018
190 Extraordinary income	15,917	1,323	4,205	1,894	2,846	2,114	12,204	1,831
200 Extraordinary expenses	-2,778	-518	-2,341	-1,231	-643	-804	-444	-1,694
210 EXTRAORDINARY INCOME, NET	13,139	805	1,864	663	2,203	1,310	11,761	137
INCOME BEFORE TAXATION	41,866	29,192	20,651	36,747	65,426	25,848	43,576	43,155
230 Changes in reserves for general bank	-	-	-	-	-	-	-	-
240 Income taxes	-18,124	-15,649	-10,200	-16,941	-31,933	12,194	-18,835	-18,015
250 Minority interests	-542	-191	-390	-248	-410	-240	6	-323
260 NET INCOME	23,200	13,352	10,061	19,558	33,082	13,414	24,747	24,817

CONSOLIDATED CORE CAPITAL AND SOLVENCY RATIOS

Core capital at 31st December 2002 totalled 1,01.8 million (2001: 1,159.5 million). Details are given in the table below:

BREAKDOWN OF TOTAL CAPITAL (thousands of euros)

	31/12/02	30/9/02	31/12/01	31/12/00
Tier 1 Capital: positive elements eligible for inclusion (a)	**1,341,443**	**1,308,190**	**1,310,197**	**1,278,801**
Share capital	1,020,550	1,020,550	1,017,510	1,017,510
Reserves	179,633	149,820	155,517	131,470
Additional paid-in capital	136,095	132,655	132,005	124,656
General banking risks fund	5,165	5,165	5,165	5,165
Tier 1 Capital: negative elements (b)	**616,704**	**485,549**	**505,912**	**236,332**
Goodwill	558,894	422,648	440,468	180,082
Other negative elements	57,810	62,901	65,444	56,250
Total Tier 1 Capital (c = a-b)	**724,739**	**822,641**	**804,285**	**1,042,469**
Supplementary capital (d)	**371,048**	**404,920**	**405,711**	**-1,124**
Reductions (e)	**180,385 (1)**	**31,194**	**50,518**	**53,113**
Total core capital (c+d-e)	**915,402 (1)**	**1,196,367**	**1,159,478**	**988,232**

(1) includes writedown in equity investment in subsidiary Carige Assicurazioni SpA as requested by regulators. Excluding this deduction, total capital would amount to 1,064,588 thousand euro.

Tier 1 capital includes positive elements totalling 1,334.5 million; negative elements to be deducted from this amount (614.4 million) include increased goodwill charges (from 440.5 to 558.9 million) stemming from Banca Carige's acquisition of branches from the Capitalia network. Supplementary capital is made up almost exclusively by a lower tier 2 subordinated loan issue (September 2001) for 398.7 million. Negative elements in the calculation of tier 1 capital are represented by holdings in Eptaconsors, Frankfurter Bankgesellschaft, Ligurcapital and Carige Assicurazioni.

TOTAL CORE CAPITAL AND SOLVENCY RATIOS *(thousands of euros)*

	31/12/02	30/09/02	31/12/01	31/12/00
Core capital				
Tier 1 capital	724,739	822,641	804,285	1,042,469
Tier 2 capital	371,048	404,920	405,711	-1,124
Deductions (1)	180,385	31,194	50,518	53,113
Total capital (1)	915,402	1,196,367	1,159,478	988,233
Weighted assets				
Credit risk (1)	8,961,900	8,242,857	7,909,038	6,914,028
Market risk	718,900	765,464	1,094,475	1,062,959
Others prudential requirements	483,288	483,288	227,550	-
Total weighted assets (1)	10,164,088	9,491,609	9,231,063	7,976,987
Solvency ratios %				
Tier 1/ Weighted assets for credit risk	8.09%	9.98%	10.17%	15.08%
Total capital / Weighted assets for credit risk (1)	10.21%	14.51%	14.66%	14.29%
Tier 1 capital/ Total weighted assets (2)	7.13%	8.67%	8.71%	13.07%
Total capital / Total weighted assets (2)	9.01%	12.60%	12.56%	12.39%

(1) Amounts include writedown to holding in subsidiary Carige Assicurazioni as requested by regulators. Excluding this deduction, total capital would rise to 1,064,588 thousand euro with related rises in the total capital/weighted assets for credit risk from 10.23% to 11.76%, and total capital/total weighted assets ratios from 9.02% to 10.38%.
(2) Total weighted assets include credit and market risks.

With regards to capital absorption and capital adequacy levels, weighted assets for credit risk totalled 8,950 million, substantially greater than the figure required: 716 million (2001: 632.7 million). Capital adequacy requirements for market risks totalled 57.5 million, whilst other amounts required in relation to securitisation operations totalled 38.7 million. Overall, capital requirements totalled 812.2 million. After deducting core capital, 103.2 million is in excess to capital requirements.
Solvency, calculated on the basis of the total capital/weighted assets for credit risk ratio was at 31/12/02 10.23%; the total capital ratio, which includes also weighted assets for market risks, was 9.02%. The above coefficients relating to tier 1 capital were, respectively, 8.10% and 7.14%. Both indicators were lower than recorded at 31/12/01 as a result of the accounting of goodwill stemming from the purchase of 42 branches from the Capitalia group, and the writing down of the parent company's holding in Carige Assicurazioni, as requested by regulators.

Core capital and solvency ratios



1,400
1,200
1,000
800
600
400
200
0
18.00%
12.00%
6.00%
0.00%
17.24%
15.96%
17.77%
13.07%
915.4
724.7
31/12/1998
31/12/1999
31/12/2000
31/12/2001
31/12/2002
Core capital
Tier 1
Total capital ratio
Tier 1 ratio

Total capital levels and related solvency ratios have been influenced over the last few years by expansion in the Carige Group's retail network. Expansion through branch acquisitions from other banks or via new branch openings has been financed by a raise in share capital and a subordinated bonded loan issue. Both funding tools are consistent with operational growth that goes hand-in-hand with financial solidity, a characteristic of Banca Carige's operational strategy over the last ten years

Consolidated net equity, provisions for risks and charges, and net income derive from those of the parent company, Banca Carige in the following way:

	Net equity	Profit for the year
Banca Carige Balance Sheet at 31/12/2002	**1,487,540**	**104,818**
Surpluses to balance sheet value	71,796	27,532
Adjustments to allocated gains	-839	-839
Adjustments on positive differences: consolidation, net equity	-7,009	-7,009
Effects stemming from items recorded in previous business years	-71,980	-
Profit (loss) from undertakings valued by the equity method	8,072	8,512
Writedowns of adjustments and provisions for tax	388	388
Writedowns on dividends distributed by associated companies	-23,036	-23,036
Writedowns on dividends distributed by subsidiaries	-28,160	-29,309
Others	-14,982	-14,886
Consolidated Balance Sheet at 31/12/2002	**1,421,790**	**66,171**

Changes in consolidated net equity from 31/12/01 to 31/12/2002 are a result of the following variations:

Balance at 31/12/2001	**1,380,234**
Share capital increases for the yaer (with use of share premium reserve)	3,040
Amounts from share premium reserve used in share capital increases for the year	-3,040
Reintegration of amounts used from share premium reserve for securitisation	7,131
Dividends distributed during the year to shareholders of companies outside the Group	-72,849
Changes in reserves for loan losses not pertaining to third parties	7,936
Changes in negative difference: net equity, consolidation	33,139
Others	28
Consolidated net income	66,171
Balance at 31/12/2002	**1,421,790**

An increase in the negative variation in net equity (33.1 *million) derives from a revaluation of* assets used by Autostrada dei Fiori totalling 162 million as foreseen by Law 448/01. The amount recorded in these consolidated statements corresponds to 20.456%.

Dealings in own shares on the part of the parent company, Banca Carige, were related to the purchase of 33,112,887 shares with a nominal value of 33.1 million and a corresponding counter value of 63.9 million, and the sale of 38,820,278 shares, nominal value 38.8 million, counter value 75.4 million. The total of shares traded represented 7% of Carige's share capital. During the year the Group insurance company, Carige Assicurazioni, also purchased a quota of its own shares: 1,701 shares, (nominal value 1.7 million, counter value of 3 million) and 296,317 old shares (nominal value 0.1 million, counter value 0.1 million).

At year end, the Group had 18,974,532 Carige shares in portfolio for a counter value of 25.6 million, of which 6,024,532 were held by Banca Carige (11.6 million), and 12,950,000 shares were held by Cassa di Risparmio di Savona (14 million). With regards to the Savona bank's holding, these shares being an equity investment on the part of the bank, were not the object of trading during the year.

In addition, Carige Assicurazioni has in portfolio 1,760 of its own shares (3.1 million); Ettore Vernazza has 10,000 own shares in portfolio for a counter value of 2.3 million.

SUBSIDIARES AND OTHER EQUITY INVESTMENTS

Cassa di Risparmio di Savona, in which Banca Carige has a 95.9% holding, recorded total intermediation activities (direct deposits and indirect deposits) for 2002 of 2,326.5 million, slightly up on 2001 (+0.5). In particular, direct deposits amounted to 1,053.7 million, up 0.7%. Indirect deposits (other financial intermediation activities) rose 0.3% to 1,272.9 million. Assets under management recorded no change at 683 million, whilst assets in custody ended the year at 589.8 million (+0.8%). Lending to customers dropped in total by 2.1% to 623.3 million as a result of the securitisation of bad loans (bad loans total down as a result from 76.5 million to 2.6 million). Within the lending aggregate, there were increases in both short-term (+3.7%; 281.8 million) and medium/long-term lending (+17.5%). Following securitisation, there was a 96.7% contraction in bad loans. The securities portfolio of the bank dropped 27.2% from 327.9 million at 31/12/01 to 238.6 million.

Turning to the P&L, net profit totalled 24.7 million, a rise of 91.5% following the recording of amounts in excess to the General Banking Risks Fund of 11 million. Excluding this contribution, the rise in net income for the year was of 6.1%. The fall in interest rates resulted in a slight decrease in interest income, whilst non interest income rose 1.4%. Containments in administrative costs (-3.3%) and operating costs in general (-1.4%) had beneficial effects. In particular, net interest income totalled 42.6 million in comparison to 42.8 million in 2001. Interest income includes 2.7 million in interest on securitised bad loans.

Service-generated or non interest income amounted to 24.1 million, up 23.8 million in comparison to the previous year. Operating costs totalled 43.2 million, 43.8 million lower than in 2001. Provisions and writedowns (excluding writebacks) rose from 1.6 million in 2001 to 4.4 million. Profit on ordinary activities for the year reached 19.1 million, down 9.8 million in comparison to 2001 (21.2 million). Extraordinary net income recorded an increase over 2001 from 1.5 million to 3.3 million. After tax (8.7 million) and including the 11 million in reduced provisions to the general banking risk fund, net profit for the year was 24.7 million (+91.5%).

CASSA DI RISPARMIO DI SAVONA *(millions of euros)*

	31/12/02	30/9/02	31/12/01	31/12/00	Change % 2002	Change % 2001
BALANCE SHEET						
Total assets	1,350.4	1,355.9	1,329.9	1,319.1	1.5	0.8
Direct deposits (a)	1,053.7	1,047.6	1,046.8	1,020.5	0.7	2.6
Indirect deposits (b)	1,272.8	1,265.1	1,268.5	1,343.2	0.3	-5.6
- Assets under management	683.0	665.0	683.3	704.1	0.0	-3.0
- Assets in custody	589.8	600.1	585.2	639.1	0.8	-8.4
Total Financial Intermediation Activities (TFIA) (a+b)	2,326.5	2,312.7	2,315.4	2,363.8	0.5	-2.0
Loans to customers (1)	623.3	632.2	636.7	654.8	-2.1	-2.8
Securities	238.6	276.6	328.0	399.4	-27.2	-17.9
Shareholders' equity (2)	154.9	165.9	164.5	163.5	-5.9	0.6
INCOME STATEMENT						
Operating Income	23.4	16.7	22.7	20.5	3.1	10.9
Income from Orinary Activities	19.1	15.9	21.2	14.5	-9.9	45.8
Income before Taxation	22.4	15.8	22.7	15.9	-1.3	42.3
Net income	24.7	9.1	12.9	8.6	91.1	50.6
RESOURCES						
Number of branches	44	44	43	46	2.3	-6.5
Number of employees	430	426	426	444	0.9	-4.1

(1) Gross of allowance for credit risks.
(2) Including reserves for general banking risks and excluding profits and losses carried forward.

Total funds collected by **Banca del Monte di Lucca** reached 543.5 million, an increase of 6%. This increase was due to an 11.3% rise in direct deposits to 273.3 million; indirect deposits (270.2 million) rose by 1%. Short-term direct deposits recorded an annual rise of 4.7% and medium/long-term deposits increased 28.3%. Within indirect deposits, asset management ended the year at 84.4 million (+27.1%). The value of assets in custody fell 7.6% to 185.8 million.

Customer lending rose 17.8%, pushed particularly by a 28.3% rise in medium/long-term lending. Short-term solutions rose 8.5%. The bank's total risk aggregates amounted to 21.8 million, up 6.8% over 2001. The value of the securities portfolio continued to grow: up 34.5% to 72.1 million.

Net profit continued to grow: up from 858,000 to 1.6 million. This increase was spurred by rises in both net interest income (+13.7%) and service-generated income (+19.2%). In particular, net income reached 12.7 million in comparison to 11.1 million recorded in 2001; non-interest income totalled 6.1 million. Operating costs amounted to 14.1 million, an increase of 2.4% over 2001. Provisions and writedowns, excluding writebacks, and inclusive of the fully-used tax-exemption corresponding to 0.6% of credits, totalled 1.4 million, 14.8% higher than in 2001. Extraordinary income, net was 0.1 million, 0.4 million lower than in 2001.

BANCA DEL MONTE DI LUCCA *(millions of euros)*

	31/12/02	30/9/02	31/12/01	31/12/00	Change % 2002	Change % 2001
BALANCE SHEET						
Total assets	389.2	367.0	346.7	289.8	12.2	19.7
Direct deposits (a)	273.3	260.1	245.5	215.0	11.3	-10.5
Indirect deposits (b)	270.2	267.6	267.4	276.6	1.0	-3.3
- Assets under management	84.4	73.1	66.4	70.7	27.1	-6.1
- Assets in custody	185.8	194.5	201.0	205.9	-7.6	-2.4
Total Financial Intermediation Activities (TFIA) (a+b)	543.5	527.7	513.0	491.6	6.0	4.4
Loans to customers (1)	278.7	261.8	236.6	212.8	17.8	11.2
Securities	72.1	60.2	53.6	38.8	34.5	38.5
Shareholders' equity (2)	23.7	23.6	23.5	23.4	0.5	0.5
INCOME STATEMENT						
Operating Income	4.7	3.2	2.5	2.8	85.6	-8.9
Income from Orinary Activities	3.3	2.1	1.4	1.9	147.4	-30.4
Income before Taxation	3.4	2.0	1.9	2.0	85.3	-5.0
Net income	1.6	0.9	0.9	0.7	83.0	17.2
RESOURCES						
Number of branches	17	16	15	13	13.3	15.4
Number of employees	142	141	143	145	-0.7	-1.4

(1) Gross of allowance for credit risks.

(2) Including reserves for general banking risks and excluding profits and losses carried forward.

Ligure Leasing SpA, a fully owned subsidiary of Cassa di Risparmio di Savona, ended the year with a net profit of 860,000. This amount includes 923,000 received on the sale to Banca Carige of a bundle of the company's outstanding lease contracts for a value of 48.2 million. The rationale and details of the operation are given in the Banca Carige Report ("Significant events in the first quarter of 2003"). Remaining company assets totalled 18.9 million; in particular, lease assets amounted to 7.9 million in comparison to 70.9 million recorded at the end of 2001. Bad loans still on the company's books at 31/12/02 totalled 5.6 million (2001: -7.4%). As a result, the ratio between non-performing contracts and leased immovables rose to 28.6%.

Net profit for **Galeazzo Srl** fell from 320,000 in 2001 to 211,000. During the year, the company sold four properties in Genoa for a net profit of 208,000. Profits for the year were negatively affected by provisions for indirect tax, regionally-levied business tax, as well as local property taxes. The value of the company's property assets dropped 16.9% to 220,000.

Columbus Carige Immobiliare SpA closed the year with a net profit of 137,000, overturning a loss of 945,000 in 2001. This result was due to the sale of property for around 1.1 million in value. Interest charges on credit lines granted by Banca Carige totalled 1.5 million. The year was one of intense activity for the company, which included services provided in the lease of the Group's property and the purchase of property destined for resale as part of credit recovery on the part of the Group. With regards to the former, the company acquired five properties during the year and exchanged preliminary contracts for the purchase of two more. With regards to the purchase of property, Columbus Carige took part in judiciary auctions, successfully winning twenty four.

The company's total exposure with regards to the Group leader fell by the end of the year to 9 million in comparison to 23 million at 31/12/01 thanks to the sale of 72 properties and four industrial sites.

Immobiliare Ettore Vernazza SpA ended the year with a net profit of 1.3 million, up 400,000 over 2001 (+46.3%). This result benefited from reductions in tax rates contained in recent legislation ("the Tremonti bis"). This led to significant savings in the renovation of prestigious commercial property in the centre of Genoa. The works carried out were financed by an existing credit line with the Group leader, Banca Carige.

Immobilare Carisa SpA, a fully owned subsidiary of Cassa di Risparmio di Savona,

recorded a net loss for the year of 15,000 euro, principally due to mortgage interest charges payable to Cassa di Risparmio di Savona (117,000).

Credito Fiduciario SpA saw its year-end profit rise by 5.7% over 2001. Revenues increased by 5.7%, whilst production costs rose 2.3%, down 25.2% in comparison to the figure recorded at the end of 2000. Net operating margins were up 17.7% to 188,000 due, in part, to tax breaks contained in Legislative decree 350/2001 on the return of capital exported prior to the abolition of capital controls and, more significantly, as a result of sizeable expansion in business. Total funds in trust rose 13.8% to 220 million.

Argo Finance One Srl is the special purpose vehicle set up as part of the securitisation of a part of Banca Carige's bad loans portfolio at the end of 2000. During 2001, Argo Finance One was incorporated into the Banca Carige Group after the purchase on the part of Banca Carige of a 60% holding in the company. The company's activities are carried out by Banca Carige in the form of existing service contracts. Takings for the year totalled 28 million, in line with the collection flows programmed as part of the transaction. The credit outstanding at 31st December 2002 amounted to 253.3 million.

Overall premiums collected by the Group's **insurance companies**, Carige Assicurazioni and Carige Vita Nuova, amounted to 676.2 million, stable in comparison to the end of 2001. There was, however, a marked fall in accident claims of 16.1%. The number of the companies' employees totalled 402. Re-organisation of the companies' distribution network continued and with it further closures of insurance offices bringing the total down from 482 to 443.

Levante Norditalia Assicurazioni e Riassicurazioni, in accordance with a shareholders' resolution of 16th December 2002, changed its trading name to **Carige R.D. Assicurazioni e Riassicurazioni SpA**. There was a significant increase in net profit for the year, which rose from 0.4 million to 2.3 million. This result was the fruit of far-reaching operational improvements that generated an increase in the balance between premiums received and damages paid out from 11.4 million in 2001 to 22.5 million in 2002. Premiums issued during the year dropped 7.6% to 478.4 million (2001: 517.9 million). Greater selectivity of insurable risks meant a 17.4% reduction in third-party car insurance premiums and a fall in the number of contracts by more than 181,000 (-21.9%). This reduction in the car insurance segment led to a fall in car-related insurance premiums of 14.9% in the various risk category and of 9.9% in the basic risk category. Non-car insurance business continued to be the focus of attention: premiums collected rose 20.4% thanks to innovative marketing techniques. Consequently, there has been a considerable improvement in the portfolio mix, which had been previously skewed in favour of car insurance. In 2001, car & third-party insurance accounted for 65.6% of total premiums issued; at the end of 2002 the figure was down to 58.6%, moving in line towards the average market figure of 53.6%. The share of various car-related risks dropped from 8.8% to 8.1%, whilst basic risks increased their share from 25.7% to 33.3%. The number of accident claims was drastically cut during the year to more than 42,000, a decrease in annual terms of 21.6%. This result confirms the considerable improvement in the quality of the portfolio in terms of risk. This fall was essentially in car insurance claims (around 44,000 less in number in comparison to 2001), of which accident claims represent 54.3% of the total (2001: 64.9%; 2000: 72.7%). There were considerable falls also in accident damages paid out, from 449.5 million in 2001 to 364.9 million in 2002 (-18.8%). The falls in accident reports, allied with containments in average amounts paid out, despite increased provisions to related reserves, led to a significant improvement in the ratio between damages paid out and premiums received in the car insurance segment from 77% in 2001 to 65% in 2002. Overall damages paid out, despite the fall in premiums, remained substantially at the level recorded in the previous year 2001: 471 million 2002; 481 million, evidencing a shift in favour of premiums; the ratio rose from 93% in 2001 to 98.4% in 2002. At the end of 2002, the number of company employees fell by 6 to 352. Reorganisation of the network of insurance offices continued; the number of offices dropped by 39 to 443. The average portfolio per office amounted to 1.1 million. The number of offices responsible for the settlement of claims totalled 51, one more than last year.

Carige Vita Nuova SpA closed the year with a net profit of 2.2 million (2001: 0.2 million). This result was determined by expansion in premiums, nearly one a half times greater than in 2001. Premiums rose from 150.5 million in 2001 to 197.8 million (+31.4%), overturning a

30.3% contraction in the twelve months from 31st December 2000 to 31st December 2002. Growth in premiums was generated by particularly successful capital-guaranteed products launched during the year. The products, index-linked and capital-guaranteed, consisted in tranches in the "Carige Index Four International" and "Carige Index Mixed International" fund lines as well as two unit-linked, capital-guaranteed policies of the "Carige Unit Doppia Garanzia" and "Carige Unit Tre Garanzie" lines.

There was a 58% increase in the number of life policies sold over the counters of the Group's banks to 154.2 million, whilst policy sales at the Group's insurance offices fell 17.6% to 43.6 million. The Group's banks accounted for 78% of premiums collected during the year; the remaining 22% collected by insurance agents (2001: banks 64.9%; insurance agents 35.1%). Claims settled during the year amounted to 65.4 million, similar to the previous year's figure of 63.3 million. There was an improvement in the costs/premiums ratio after the negative results of 2001 (reduction in premiums plus changeover to euro costs). Total operating costs (business and administrative costs) dropped by 10.2% of premiums to 7.3%. Asset management and private banking felt the effects of the negative performances recorded by financial markets; the management of these products is carried out by Banca Carige whose aim is to identify high-rating corporate stock suitable to guarantee good returns at contained levels of risk. Average yields, albeit in a context of low rates, were more than 4% so allowing for annual returns of 4.18% and 5.49% on the Norvita, and Carige Vita Nuova funds. Staff numbers at 31st December 2002 were unchanged over 2001: 50 employees.

Restructuring of the company's office network continued with the closure of 32 offices during the year. The total number of Carige Vita Nuova Offices at the end of the year was 320. In the last quarter of the year the "Assurbanca" project got underway; the project aims at identifying and exploiting synergies between the banking and insurance networks of the Group (1,000 sales points throughout the country) for the cross selling of banking and insurance products.

Some administrative and productive duties are performed on the behalf of the Group's insurance companies by other associated or correlated firms also in the form of outsourcing. In line with CONSOB's requirements, the relations existing between these firms and the Group are at all times regulated by market conditions.

THE GROUP'S INSURANCE COMPANIES *(thousands of euros)*

	31/12/02	30/9/02	31/12/01	31/12/00	Change % 2002	Change % 2001
Carige Assicurazioni SpA						
Premiums issued	478,409	352,617	517,923	562,781	-7.6	-8.0
Claims settled *(1)*	364,932	263,955	449,527	465,133	-18.8	-3.4
Staff	352	357	358	359	-1.7	-0.3
Offices	443	448	482	558	-8.1	-13.6
Carige Vita Nuova SpA						
Premiums issued	197,812	106,995	150,488	215,915	31.4	-30.3
Claims settled	65,375	47,919	63,324	63,721	3.2	-0.6
Staff	50	49	50	46	0.0	8.7
Offices	320	322	352	418	-9.1	-15.8
Total Carige Group						
Premiums issued	676,221	459,612	668,411	778,695	1.2	-14.2
Claims settled	430,307	311,874	512,851	528,854	-16.1	-3.0
Staff	402	406	408	405	-1.5	0.7
Offices	443	448	482	558	-8.1	-13.6

(1) Item includes liquidation expenses paid during the year.

SIGNIFICANT EVENTS AFTER 31ST DECEMBER 2002

On 13th January 2003 Banca Carige was informed of the purchase of 2.281% holding in its share capital on the part of Gefip Holding SA of Brussels.

During the period, the number of Group employees rose to 4,410 (+299) following the transfer of 371 employees of the ex-Capitalia branches to Banca Carige with effect 1st January 2003.

Genoa 26th February 2003

The Board of Directors

CONSOLIDATED FINANCIAL STATEMENTS AT 31/12/2002

CONSOLIDATED BALANCE SHEET

ASSETS

(thousands of Euros)	31/12/02	31/12/01	Change % 2002	Change % 2001
10 - CASH IN HAND, BALANCES WITH CENTRAL BANKS AND POST OFFICES	197,247	186,280	5.9	43.4
20 - TREASURY CERTIFICATES AND OTHER BILLS ELIGIBLE FOR REFINANCING WITH CENTRAL BANKS	427,642	576,767	- 25.9	- 10.6
30 - LOANS AND ADVANCES TO CREDIT INSTITUTIONS:	1,320,229	1,167,647	13.1	17.7
(a) repayable on demand	547,759	309,564	76.9	- 41.6
(b) other loans and advances	772,470	858,083	- 10.0	85.8
40 - ACCRUED INCOME AND PREPAID EXPENSES:	8,746,577	7,723,697	13.2	10.0
including:				
– loans using funds managed on behalf of third parties	188	188	-	18.5
50 - BONDS AND OTHER FIXED-INCOME SECURITIES:	1,759,587	2,125,965	- 17.2	- 3.3
(a) issued by public bodies	1,031,803	1,109,388	- 7.0	- 13.3
(b) issued by banks	429,387	642,805	- 33.2	13.7
including:				
– own securities	44,916	54,776	- 18.0	- 22.5
(c) issued by financial institutions	199,423	262,401	- 24.0	2.9
including:				
– own securities	-	-	-	-
(d) issued by others	98,974	111,371	- 11.1	13.6
60 - SHARES, QUOTAS AND OTHER EQUITY SECURITIES	200,478	97,938	...	- 33.5
70 - EQUITY INVESTMENTS	103,800	97,356	6.6	5.4
(a) carried at equity	75,992	61,715	23.1	7.6
(b) others	27,808	35,641	- 22.0	1.8
80 - INVESTMENTS IN GROUP COMPANIES	152,385	129,400	17.8	- 1.2
(a) carried at equity	152,385	129,400	17.8	- 1.2
(b) others	-	-	-	-
90 - POSITIVE DIFFERENCE ARISING FROM CONSOLIDATION	93,236	94,197	- 1.0	- 5.5
100 - POSITIVE DIFFERENCE ARISING FROM APPLICATION OF THE EQUITY METHOD	14,859	15,359	- 3.3	- 8.6
110 - INTANGIBLE FIXED ASSETS	480,672	358,201	34.2	...
including:				
– start-up costs	1,058	3,149	- 66.4	- 31.3
– goodwill	450,799	330,912	36.2	...
120 - TANGIBLE FIXED ASSETS	967,126	803,246	20.4	16.9
140 - OWN SHARES	25,613	35,832	- 28.5	13.3
(nominal value: Lit. 34,650)				
150 - OTHER ASSETS	809,174	450,477	79.6	8.7
160 - ACCRUED INCOME AND PREPAID EXPENSES:	90,308	99,446	- 9.2	- 5.0
(a) accrued income	80,497	90,315	- 10.9	- 7.9
(b) prepaid expenses	9,811	9,131	7.4	39.1
including:				
– discount on bonds issued	4,425	2,159	...	74.3
TOTAL ASSETS	15,388,933	13,961,808	10.2	9.1

LIABILITIES AND STOCKHOLDERS' EQUITY

(thousands of Euros)	31/12/02	31/12/01	Change % 2002	Change % 2001
10 - AMOUNTS OWED TO CREDIT INSTITUTIONS:	1,466,421	1,439,221	1.9	- 35.0
(a) repayable on demand	44,216	86,041	- 48.6	- 44.9
(b) with agreed maturity dates or periods of notice	1,422,205	1,353,180	5.1	- 34.2
20 - AMOUNTS OWED TO CUSTOMERS:	6,900,768	5,838,151	18.2	16.5
(a) repayable on demand	6,239,389	5,208,676	19.8	18.0
(b) with agreed maturity dates or periods of notice	661,379	629,475	5.1	5.3
30 - DEBTS EVIDENCED BY CERTIFICATES:	3,657,445	3,539,076	3.3	13.4
(a) bonds	3,146,656	2,943,444	6.9	17.8
(b) certificates of deposits	429,497	515,059	- 16.6	- 4.8
(c) other	81,292	80,573	0.9	- 1.0
40 - FUNDS MANAGED ON BEHALF OF THIRD PARTIES	310	298	4.0	28.2
50 - OTHER LIABILITIES	851,226	684,111	24.4	60.0
60 - ACCRUED EXPENSES AND DEFERRED INCOME:	149,127	139,398	7.0	- 10.5
(a) accrued expenses	83,940	95,191	- 11.8	- 19.2
(b) deferred income	65,187	44,207	47.5	16.1
70 - RESERVE FOR TERMINATION INDEMNITIES	103,515	89,611	15.5	8.4
80 - RESERVES FOR RISKS AND CHARGES	420,792	433,199	- 2.9	4.3
(a) reserves for pensions and similar commitments	294,061	304,260	- 3.4	0.1
(b) reserves for taxation	88,574	94,234	- 6.0	5.1
(c) other reserves	38,157	34,705	9.9	17.6
90 - RESERVES FOR LOAN LOSSES	14,644	6,708	...	63.6
100 - RESERVES FOR GENERAL BANKING RISKS	5,165	5,165	-	-
110 - SUBORDINATED LOANS	400,000	400,000	-	...
130 - NEGATIVE DIFFERENCE ARISING FROM APPLICATION OF THE EQUITY METHOD	35,134	1,995	...	0.8
140 - MINORITY INTERESTS	17,539	18,507	- 5.2	0.6
150 - CAPITAL STOCK	1,020,550	1,017,510	0.3	-
160 - ADDITIONAL PAID-IN CAPITAL	136,095	132,005	3.1	5.9
170 - RESERVES	135,981	112,742	20.6	7.8
(a) legal reserve	56,869	46,515	22.3	26.1
(b) reserve for purchase of treasury stock	25,613	35,832	- 28.5	13.3
(c) statutory reserves	-	-	-	-
(d) other reserves	53,499	30,395	76.0	- 15.7
180 - REVALUATION RESERVES	8,050	8,050	-	-
200 - NET INCOME	66,171	96,061	- 31.1	19.7
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	15,388,933	13,961,808	10.2	9.1

GUARANTEES AND COMMITMENTS

10 - GUARANTEES GIVEN	1,391,727	1,292,422	7.7	9.6
including:				
– acceptances	4,249	9,514	- 55.3	...
– other guarantees	1,387,478	1,282,908	8.2	9.2
20 - COMMITMENTS	820,908	658,555	24.7	- 20.8
including:				
– repurchase agreements	-	-	-	-

CONSOLIDATED INCOME STATEMENT

(thousands of Euros)	31/12/02	31/12/01	Change % 2002	Change % 2001
10 - INTEREST INCOME AND SIMILAR REVENUES	635,012	682,992	- 7.0	11.2
including:				
– loans and advances to customers	486,147	506,940	- 4.1	13.9
– fixed-income securities	123,716	147,251	- 16.0	5.2
20 - *INTEREST EXPENSE AND SIMILAR CHARGES*	*- 280,157*	*- 324,108*	- 13.6	17.7
including:				
– amounts owed to customers	- 78,704	- 86,084	- 8.6	20.7
– securities issued	- 147,531	- 147,215	0.2	21.8
30 - DIVIDENDS AND OTHER REVENUES:	8,754	9,348	- 6.4	35.8
(a) from shares, quotas and other equity securities	2,878	2,923	- 1.5	41.5
(b) from equity investments	5,876	6,425	- 8.5	33.3
(c) from equity investments in group companies	-	-	...	...
40 - COMMISSION INCOME	184,235	166,254	10.8	- 2.3
50 - COMMISSION EXPENSES	- 13,705	- 12,711	7.8	11.3
60 - GAINS (LOSSES) FROM FINANCIAL TRANSACTIONS, NET	- 5,844	4,427	...	- 61.4
70 - OTHER OPERATING INCOME	157,806	161,308	- 2.2	27.4
80 - ADMINISTRATIVE COSTS:	- 374,031	- 357,217	4.7	9.4
(a) personnel	*- 232,748*	*- 225,839*	3.1	9.8
including:				
– wages and salaries	- 159,519	- 139,232	14.6	7.5
– social security costs	- 44,633	- 39,131	14.1	11.8
– termination indemnities	- 21,920	- 11,068	98.0	0.6
– pensions and similar commitments	- 5,906	- 13,147	- 55.1	8.7
(b) other administrative costs	- 141,283	- 131,378	7.5	8.8
90 - DEPRECIATION AND AMORTIZATION OF INTANGIBLE AND TANGIBLE FIXED ASSETS	- 123,129	- 114,903	7.2	17.6
100 - PROVISIONS FOR RISKS AND CHARGES	- 3,273	- 2,908	12.6	- 7.5
110 - OTHER OPERATING EXPENSES	- 11,101	- 9,720	14.2	- 8.0
120 - PROVISIONS FOR LOAN LOSSES AND FOR GUARANTEES AND COMMITMENTS	- 67,090	- 50,370	33.2	- 10.6
130 - RECOVERIES OF LOANS AND REVERSALS OF PROVISIONS FOR GUARANTEES AND COMMITMENTS	13,264	9,709	36.6	- 14.9
140 - ADDITIONAL PROVISIONS FOR LOAN LOSSES	- 17,334	- 7,296	...	33.1
150 - WRITE-DOWNS TO FINANCIAL FIXED ASSETS	- 33	- 57	- 42.1	- 93.7
160 - RECOVERIES OF FINANCIAL FIXED ASSETS	99	270	- 63.3	...
170 - PROFIT (LOSSES) ON INVESTMENTS CARRIED AT EQUITY	8,512	7,575	12.4	...
180 - INCOME FROM ORDINARY ACTIVITIES	111,985	162,593	- 31.1	11.4
190 - EXTRAORDINARY INCOME	23,339	18,997	22.9	52.8
200 - EXTRAORDINARY EXPENSES	- 6,868	- 3,585	91.6	- 21.5
210 - EXTRAORDINARY INCOME, NET	16,471	15,412	6.9	95.8
240 - INCOME TAXES	- 60,914	- 80,977	- 24.8	1.5
250 - MINORITY INTERESTS	- 1,371	- 967	41.8	31.9
260 - NET INCOME	66,171	96,061	- 31.1	19.7

CONSOLIDATED EXPLANATORY NOTES

INTRODUCTION

These financial statements have been prepared in compliance with Legislative decree 87/92 and the Bank of Italy provision dated 30/7/92 and subsequent modifications.
The Balance Sheet and Income Statement show amounts in millions of Italian lire. Comparison is made to the business year ending 31/12/01. Captions which show no amounts in the balance sheets of the periods under examination have not been entered.
In the interests of clarity, tax payable on dividends distributed by subsidiaries and companies consolidated on the basis of the equity method is shown net of correlated benefits deriving from the use of related tax credits (accounting change introduced for the half-year statements at 30th June 2002). Subsequently, changes were made to tables in the Board of Directors' report and the explanatory notes.
In the explanatory notes, amounts are expressed in millions of euros, unless otherwise stated. Captions which show no amounts for the periods under examination have been omitted.
Section 12.6 "Information regarding securitisation operations" contains details regarding the securitisation of non performing loans carried out by the Group leader at the end of 2000.
In addition to details provided in the explanatory notes full details area also given in the Board of Directors' report.

Purchase of 42 branches from the Capitalia Group

During the year, the Group leader, Banca Carige purchased 42 branches from the Capitalia Group.
The value of assets purchased at 31/12/02 are as follows:

Customer loans	510.8 mil. of euros
Customer deposits	454.3 mil. of euros
Securities issued	18.6 mil. of euros

Indirect deposits amounted to 744 million euros.
Further details are given in the Banca Carige Report.
Analysis of data presented in the explanatory notes was made on the basis of available information.

Basis of consolidation

The Consolidated Financial Statements contains financial data relative to Banca Carige and all its subsidiaries operating directly or indirectly in banking, financial and non-financial services.

The following companies were fully consolidated:

Company	Activity	Equity ratio %
Galeazzo Srl	real estate	100.000
Columbus Carige SpA	real estate	100.000
Immobiliare E. Vernazza SpA	real estate	100.000
Ligure Leasing SpA	finance	95.901
Cassa di Risparmio di Savona SpA	bank	95.901
Immobiliare Carisa Srl	Real estate	95.901
Centro fiduciario SpA	Trust company	91.110
Argo Finance One Srl	bank	60.000
Banca del Monte di Lucca SpA	bank	54.000

The Group leader acquired from the Banca del Monte di Lucca Foundation a 3% share in the capital of the subsidiary Banca del Monte di Lucca (exercise of share purchase option).

The following companies were accounted for by the equity method:

Company	Activity	Equity ratio %
Carige Vita Nuova SpA	insurance	92.809
Carige Assicurazione SpA (1)	insurance	87.014
Frankfurter Bankgesellschaft AG	banking	47.500
Autostrada dei Fiori SpA	other	20.456
Eptaconsors SpA	finance	20.240

(1) new trading name of Levante Norditalia Assicurazioni in accordance with shareholders' resolution of 16th December 2002

The consolidation of Carige Assicurazioni SpA and Carige Vita Nuova was carried out by applying the equity method in the light of the nature of insurance companies' activities and, subsequently, their financial statements.
Levante Norditalia Assicurazioni (now trading as Carige Assicurazioni) deliberated a free share capital increase utilising reserves from 85,370,490 to 85,434,000. A further paid up increase was deliberated to 10,520,800. The share capital increase was fully subscribed by Banca Carige, whose holding in the company rose from 87.014% to 89.178%. The Group's equity ratio rose to 90.708% following the purchase of 1,760 own shares on the part of Levante Norditalia.
Following the withdrawal of other partners, the Group's holding in *Società Consortile per il Diploma di Giurista d'Impresa a.r.l.* rose from 18.519% to 22.727%. In the light of the limited sums involved at 31/12/02 (net equity: 12,787 euros; total assets: 31,847; P&L result for 2002: loss of 32,661 euros) the holding was not valuated according to the equity method.

Statements referred to

The consolidated balance sheet was prepared by using the financial statements of the consolidated companies reclassified and adjusted to conform to regulations in force and the Group's accounting principles.

Reference date

Financial data from those statements used for consolidation are as at 31/12/02. The accounting of the associated companies under the equity method makes reference to the most recently approved balance sheet.

Consolidation principles

Subsidiaries, excluding those operating in insurance, are fully consolidated. Therefore, assets, liabilities, off-balance sheet items as well as receivables and payables are included. The insurance companies were accounted for under the equity method.
Consolidated holdings in subsidiaries are offset by the corresponding proportion of the subsidiaries' carrying value of net assets recorded in the consolidated statement for the first time. In the event of differences emerging, these are put down to the subsidiaries' assets and liabilities. Differences for the year resulting from consolidation pertaining to third parties are recorded at a specific caption. In accordance with the Bank of Italy's instructions regarding consolidated statements, positive differences arising from consolidation are partially offset by the relative revaluation and credit risk reserve provisions of those subsidiaries to which they refer. In addition, these are written down against negative differences stemming from consolidation until the two amounts match.
The remaining amount is considered goodwill and is charged to assets at "Positive differences arising from consolidation". Subsequent to the year in which consolidation were calculated, changes pertaining to the Group in subsidiaries' net assets are recorded in the consolidated statements at the relevant caption under liabilities; changes relative to third parties are recorded at caption 140 "Minority interests".
Value adjustments and provisions to reserves carried out in accordance with tax regulations were written down; relevant deferred tax was covered by provisions.
Significant intra-subsidiary relations have been eliminated.
The accounting principles applied in the preparation of financial statements of those companies consolidated were brought into line in the case of significant differences being present at consolidation.
The value of insurance companies and those in which Banca Carige has a significant holding was calculated by applying the equity method. In the case of a company in which Banca Carige has a significant interest having itself to prepare a consolidated statement, consolidated net assets were used as the basis for calculation.
Positive differences arising from the increase in value of the investment are recorded under net equity as "equity investments" for the share that refers to fixed assets, and at "Positive differences arising from application of the equity method" for the part related to goodwill.
Negative differences are classified under "Negative differences arising from application of the equity method".
Positive or negative changes in the value of the equity investment arising in the first six months of the year are accounted for. This change is recorded at caption 170 of the consolidated income statement "Profit (loss) on investments carried at equity".

Consob request for information (Consob communication no. 1011405 dated 15/2/2001)

Below is presented the information Italian banks are required to supply to Consob pursuant to article 114, legislative decree 58/98.

a) Tax relief foreseen by articles 22 and 23 of Legislative decree 153/99

The European Commission in its decision of 11th December 2001 judged the tax relief foreseen by Legislative decree 153/99 as state aid incompatible with the principles of the common market.
The Italian Government lodged an appeal against the decision with the Court of European Justice. The Italian Banking Association (ABI) also presented on 25th February 2002 an appeal against the decision at the Tribunal of Luxembourg. Banca Carige actively supports ABI's decision and will give the necessary help required in preparing an effective line of defence.
On 15th June 2002 Law decree 63/2002 was converted into Law 212/2002 implementing the European Commission's decision and suspending the tax relief contained in articles 22 and 23 of Legislative decree 153/99 from 2001 until the question is resolved. From 2001 onwards awaiting judgement on ABI's appeal, the Bank suspended special reserve provisions. On 24th December 2002 Law decree 282/02 was enacted which, in carrying out the provisions of the EU Commission, obliged those banks which had benefited from Legislative decree 153/99 to return the sums owed plus interest charges within 31/12/02.
Banca Carige repaid a total of 1,557,000.
Given the nature of the case (litigation with the European Community) this amount was recorded under credits.
The total credit is matched by adequate provisions to tax reserves in the event of a negative decision

on the part of the Court and the subsequent loss of the credit involved.

b) Special rate mortgages (Law 133/99 and article 145 of Law accompanying 2001 Budget)

Article 29 of Law 133/99 foresees the re-negotiation of mortgage interest rates at a reference rate equal to the system-wide average (as defined by article 145 of the Law accompanying the 2001 budget), with the subsequent charges, all or in part, to be covered by the State or public bodies.
In the light of this legislation. provisions to a specific reserve created by Banca Carige were made of 2,835 thousand euros in 2000; further provisions of 667 thousand euros were made during 2002.

c) Capitalisation of interest due (Constitutional Court Sentence 425 of 9/10/00)

The Constitutional Court's ruling number 425 of 9/10/00 declared illegitimate the contents of article 25, Legislative decree 344/99. The article excluded from liability to legal action those clauses between banks and customers relating to capitalisation of interest due signed after the coming into effect of the Inter-ministerial Committee for Credit and Saving's deliberation of 22/4/00, enacting Legislative decree 344/99.
The Constitutional Court confined its judgement exclusively to a criticism of the government in its enactment of the above-mentioned law.
In the light of the above and the inevitability of further legislation on the matter Banca Carige has declined the few requests it has received from customers for the return of interest paid over ten years as a result of the quarterly capitalisation of bank interest income.
The Bank does not view the Constitutional Court's sentence as an acceptance of the intrinsic reasonableness of article 25, Legislative decree 344/99 but merely as a criticism of the government's enactment of amnesty-type legislation which goes beyond the confines of its powers as stated by Law 128/98.
The Group leader has declined the few requests so far received by holders of accounts (open or closed) for the return of interest charged over the last ten years, calculated on a quarterly basis. The validity of the Bank's position appears confirmed by recent court rulings in Florence and Rome relative to the previously different time periods applied for the calculation of interest payable by the customer on one hand and interest receivable by the customer on the other.

These consolidated **financial statements** were **audited** by KPMG SpA. The selection of the Bank's auditors for the period 2000-2002 was approved by the Shareholders' Meeting of 27/4/00 pursuant to Legislative decree 58/98. The duties of the auditors for the period are the auditing of the Bank's financial statements, the consolidated financial statements, and a limited review of the half yearly report at 30 June.

PART A
ACCOUNTING PRINCIPLES

SECTION 1

The Accounting Policies are in compliance with law decree 87/92 and the Bank of Italy's provisions of 30/7/92 and subsequent modifications and are the same as those used previous year with the exception of the handling of securities deriving from structured securitised debt transactions.

LOANS, GUARANTEES AND COMMITMENTS

Loans are stated at their estimated realizable value and are determined according to debtors' solvency and the debt-paying difficulty of the debtor's home country.

The valuation of loans is made under the application of either an analytic or lump-sum method.

The interest on overdue loans is adjusted by the portion of loans considered to be irrecoverable.

Reserves for loan losses, recorded under "Liabilities", have been created exclusively to offset contingent credit risks.

Reserves for guarantees and commitments, recorded under "Liabilities" have been created to offset this particular kind of risk.

SECURITIES PORTFOLIO AND OFF-BALANCE SHEET TRANSACTIONS EXCLUDING THOSE IN CURRENCY

Investment securities. Investment securities are valued at cost, adjusted on an accruals basis for the difference between cost and their redemption at maturity *and includes unamortized issue premiums or* discounts.

In the event of long term deterioration of the issuer's solvency, the securities are written down. In the case of those securities deriving from structured securitised debt transactions, writing down is carried out on the basis of expected proceeds stemming from the underlying.

The original value of investment securities is reinstated when the reasons for writing down cease to apply.

Trading securities.

- trading securities quoted on organised markets are valued either at purchase price or the average market price for the last month of the year, whichever is lower;
- securities not quoted on organised markets are valued at cost adjusted for market trends and issuer solvency. In the case of those securities deriving from structured securitised debt transactions, value adjustments are carried out on the basis of expected proceeds stemming from the underlying.

The purchase price, determined according to the principle of daily weighted average, includes adjustments for the relevant annual quota of issue premium or discount accumulated during the period the securities are held.

Securities held at 1/12/91 and still in portfolio at year end 1999 are valued at cost defined as the value of transfer to Banca Carige at 1/12/91 and adjusted for issue premium or discount pursuant to Legislative decree 719/94 and subsequent changes.

The original value of the securities is reinstated when the reasons for writing down cease to apply.

Any securities to be transferred from the investment to trading portfolio will be recorded at the book value on the date of transfer calculated on the basis of the criteria applied to investment securities foreseen in the Bank of Italy's communication of 12/6/01, CONSOB's communication no.95001286 of 15/2/95, the latter modified by CONSOB's letter dated 15/6/01. Securities transferred still present in portfolio at year end are valuated according to the criteria applied to the portfolio to which they are destined

Off balance sheet operations, excluding those in currency. Unsettled securities transactions are evaluated according to the criteria of the portfolio to which they are destined. Unsettled trading securities transactions are evaluated accordingly:

a) with regards to commitments to purchase and commitments to sell which have the same underlying securities with the same nominal value, any positive difference between the settlement price of the commitment to purchase and the settlement price of the commitment to sell is recorded in the income statement;

b) the residual commitments to purchase are evaluated at either settlement price or market price, whichever is lower;

c) the residual commitments to sell are evaluated at either settlement price or book value, whichever is lower.

Derivative contracts on securities, interest rate etc., are evaluated accordingly:

a) contracts related to underlying equity investments are evaluated at cost and written down in the event of long-term deterioration of the issuer's solvency;

b) trading derivatives contracts are evaluated at either cost or market value, whichever is lower. Market value of contracts is that quoted at the last day of the business year. Those contracts which are not quoted on organised markets but which *can be evaluated according to official* parameters, are evaluated at replacement cost at the last day of the business year;

c) economically-linked trading contracts, which are closely correlated both technically and *financially, are evaluated in the same way. The*

losses which exceed connected gains are recorded in the income statement;

d) hedging contracts on trading securities are evaluated in the same way as the underlying: market value is the average of prices and parameters recorded in the last month of the business year. Losses which exceed gains on securities or gains which correspond to losses on securities are recorded in the income statement;
e) hedging contracts on assets and liabilities which are evaluated at cost are in turn evaluated at cost.

EQUITY INVESTMENTS

The Bank's stock rights in relation to its subsidiaries are included under holdings. These rights, in the form of securities or not, are held for investment.

Holdings, both substantial and those in Group subsidiaries, are valued at purchase cost or subscription as according to Law 218/90. The cost is written down to reflect any permanent loss in value. The original value is reinstated when the reasons for writing down ceased to apply.

FOREIGN CURRENCY ASSETS AND LIABILITIES INCLUDING OFF-BALANCE SHEET TRANSACTIONS

Assets, excluding equity investments, and liabilities expressed in foreign currencies are valued applying the spot rate at 31/12/000.

Equity investments expressed in foreign currencies are valued according to the rate in force at the time of purchase.

Off-balance sheet transactions expressed in foreign currencies are valued:

- at the spot rate as of the last business day of the period in the case of unsettled spot contracts;
- at the forward exchange rate as of the last business day of the period for maturities corresponding to those of the contracts being valued, in the case of forward transactions.

In the case of on-balance sheet assets and liabilities linked to off-balance sheet assets and liabilities, off-balance sheet items are accounted for in a manner similar to the accounting of on-balance sheet items.

TANGIBLE FIXED ASSETS

Tangible assets are recorded at purchase price plus related charges, and include leased assets and those assets that are to be leased.

The value of tangible fixed assets includes revaluation in accordance with Laws 575/75, 72/83, 413/91 (only for some assets transferred by merged companies) and with reference to capital gains, Law 218/90.

Advances to supplies for the purpose of tangible fixed assets are included under tangible fixed assets.

Depreciation is determined by using the straight-line method over the useful life of each category.

Objects of art, being assets which conserve if not increase their value, are not amortized.

Included in this category are leased assets, in line with the equity method.

INTANGIBLE FIXED ASSETS

Intangible fixed assets are, in those cases foreseen by relevant legislation, recorded with the consent of the Board of Statutory Auditors and are amortized on a straight-line basis. Start-up and improvement costs in addition to research and development costs are amortised over a period not exceeding five years.

Amortisation of goodwill stemming from the purchase of branches from Banco di Sicilia and IntesaBci will be carried out over twenty years; from 1st January 2001 for goodwill deriving from the first acquisition and from 1st October 2001 for the second.

The length of amortisation corresponds to the average length of time of goodwill intrinsic in the branches acquired.

Amortisation rates on goodwill deriving from the purchase of branches from Banco di Sicilia and the Intesa Group stem from the application of an analytical model which takes into account the expected returns on the branches acquired and the period of time required for their integration into the Banca Carige Group.

The application of this methodology represents a change to the previous simplified method and benefits from heightened information flows from the branches during the year. Consequently, a weighted average rate of 1.82% was applied for 2002, unlike the fixed rate of 5% applied in 2001.

The change in the method of calculation is justified by the increasing importance that branch acquisitions have played in the Carige Group's expansion policy since 2000. Consequently, an analytically-derived amortisation rate calculated on a yearly basis rather than the previous simplified fixed-charge rate captures more effectively the expected returns over the useful life of the investment.

Unlike the previous amortisation rate, which was at a fixed rate, the method applied from 2002 utilises a rising-charge rate until the integration of the branches acquired is completed (2006 for the ex-Banco di Sicilia branches; 2007 for the ex-Intesa group branches). Post-integration amortisation will be on a fixed-charge basis.

Goodwill paid on the acquisition of branches from the Capitalia group (contract date 30/12/02 with effect 11.59 pm of 31/12/02) will be amortised over twenty years on a rising-charge basis. Integration of these branches will be completed in 2008.

PAYABLES

Payables are recorded at face value.

TERMINATION INDEMNITY
Termination indemnity is in accordance with current legislation.

SUPPLEMENTARY PENSION FUND
The subsidiaries' supplementary pension funds are managed according to regulations specific to each company.

ACCRUALS AND DEFERRALS
Accruals and deferrals are calculated in accordance with the matching principle.

RESERVES FOR RISKS AND CHARGES - RESERVES FOR TAXATION
Tax reserves stem from provisions for direct taxation, deferred tax liabilities, indirect taxation and other unforeseen events such as risk to liabilities after litigation.

OTHER TAX ASPECTS - DEFERRED TAX: POSITIVE AND NEGATIVE EFFECTS
The calculation of deferred tax is made on the basis of the equity method with reference to the timing differences existing between the value attributed to an asset or liability under accounting criteria and the value attributed to the same for the calculation of tax.
Tax advanced is recorded under assets subject to the condition that, for prudential reasons, there is a reasonable expectation of realising, over a period of five years, taxable income sufficient for its recovery.
The recording of liabilities for taxes payable in the future is subject to the condition that there is a possibility of the liability to tax occurring.
The treatment of deferred tax in these financial statements is in accordance with the Bank of Italy's instructions dated 3/8/99.

POSITIVE CONSOLIDATION AND NET EQUITY DIFFERENCES
Positive consolidation and net equity differences are amortised over five years.
Positive net equity differences relative to majority holdings in insurance subsidiaries are amortised with the consent of the Board of Statutory Auditors over a longer period of time in the light of the nature of insurance companies' activities and the reasonable expectation of slower depreciation.
Consequently, positive net equity differences stemming from the consolidation of the insurance subsidiaries Levante Norditalia Assicurazioni and Carige Vita Nuova are amortised over fifteen years.
Differences respectively of net equity and consolidation relative to Cassa di Risparmio di Savona and Banca del Monte di Lucca are amortised over twenty years.

SECTION 2

TAX-RELATED ADJUSTMENTS AND PROVISIONS

2.1 Tax Adjustments

Not carried out.

2.2 Tax Provisions

Not carried out.

PART B
CONSOLIDATED BALANCE SHEET

SECTION 1

LOANS

The consolidated loans portfolio, summarized in this section, amounts to 10,264,053 thousands of euros and is analysed below:

	31/12/02		31/12/01	
	thousands of €	%	thousands of €	%
- Cash in hand, balances with central banks and post offices (caption 10)	197,247	1.9	186,280	2.0
- Loans and advances to credit institutions (caption 30)	1,320,229	12.9	1,167,647	12.9
- Loans and advances to customers (caption 40)	8,746,577	85.2	7,723,697	85.1
Total	**10,264,053**	**100.0**	**9,077,624**	**100.0**

	31/12/02	31/12/01	Change absolute	%
CAPTION 10 "CASH IN HAND, BALANCES WITH CENTRAL BANKS AND POST OFFICES"	**197,247**	**186,280**	**10,967**	**5.9**
Cash	197,069	185,092	11,977	6.5
Promissory notes of Bank of Italy and postal orders and cheques	107	1,048	-941	-89.8
Deposits with				
- central banks	-	-	-	-
- post offices	71	140	-69	-49.3
Total	**197,247**	**186,280**	**10,967**	**5.9**

Item includes 9,345,000 relating to the branches acquired from the Capitalia group.

	31/12/02	31/12/01	Change absolute	%
1.1 CAPTION 30 "LOANS AND ADVANCES TO CREDIT INSTITUTIONS"	**1,320,229**	**1,167,647**	**152,582**	**13.1**
(a) deposits with central banks	163,109	527,961	-364,852	-69.1
(b) bills eligible for refinancing by central banks	-	-	-	-
(c) loans for leased assests	-	-	-	-
(d) repurchase agreements	19,454	-	19,454	...
(e) loans of securities	-	-	-	-

Caption 30 detail by technical form is the following:

	31/12/02	31/12/01	Change absolute	%
Nominal value				
Deposits with central banks	163,109	527,961	-364,852	-69.1
- Compulsory reserves	163,109	527,961	-364,852	-69.1
Deposits with banks	1,165,035	647,112	517,923	80.0
- Deposits	963,711	384,179	579,532	...
- Repurchase agreements	19,454	-	19,454	...
- Discounted notes	2,795	6,656	-3,861	-58.0
- Overdraft facilities	85,455	105,618	-20,163	-19.1
- Loans (Financial backing)	63,711	126,337	-62,626	-49.6
- Long term loans	211	229	-18	-7.8
- Bad loans	21,720			
- Other	7,978	24,093	-16,115	-66.9
	1,328,144	**1,175,073**	**153,071**	**13.0**
(-) Total specific allowances	7,915	7,426	489	6.6
- Long term loans	7,648	-	7,648	...
- Other loans	267	7,426	-7,159	-96.4
Total	**1,320,229**	**1,167,647**	**152,582**	**13.1**

Item includes 135,877,000 relating to the branches acquired from the Capitalia group.

At 31/12/02, all non-guaranteed credits to residents outside the OECD were valuated analytically; credit risk positions are classified as either bad loans or watchlists.

1.2 CASH CREDITS BANKS	31/12/02			31/12/01		
CATEGORIES/BALANCES	Gross value	Specific allowances	Net value	Gross value	Specific allowances	Net value
A. Credits at risks	23,132	7,915	15,217	22,591	7,426	15,165
A.1 Bad loans	21,720	7,648	14,072	-	-	-
A.2 Watchlists	445	267	178	-	-	-
A.3 Credits undergoing restructuring	-	-	-	-	-	-
A.4 Restructured loans	-	-	-	-	-	-
A.5 Non-guaranteed credits towards countries at	967	-	967	22,591	7,426	15,165
B. Performing credits	1,305,012	-	1,305,012	1,152,482	-	1,152,482

At 31/12/02, items A.1 "Bad loans" and A.2 "Watchlists" refer entirely to country-risk positions.

1.3 DOUBTFUL LOANS
BANKS

CATEGORIES/BALANCES	Bad loans	Watchlists	Loans subject to rescheduling	Rescheduled loans	Country risk non-guaranteed loans
A. Total opening exposure at 31/12/01	-	-	-	-	22,592
A.1 of which: interest on overdue loans	-	-	-	-	-
B. Increases	21,720	21,885	-	-	59
B.1 ex-performing loans	-	-	-	-	-
B.2 interest on overdue loans	364	-	-	-	-
B.3 transfer from other doubtful loan categories	21,356	21,303	-	-	-
B.4 other increases	-	582	-	-	59
C. Decreases	-	21,440	-	-	21,684
C.1 re-performing credits	-	-	-	-	-
C.2 write offs	-	-	-	-	-
C.3 payments received	-	-	-	-	-
C.4 gains from ceding	-	-	-	-	-
C.5 transfer to other doubtful loan categories	-	21,356	-	-	21,303
C.6 other decreases	-	84	-	-	381
D. Total closing exposure at 31/12/02	21,720	445	-	-	967
D.1 of which: interest on overdue loans	364	-	-	-	-

CATEGORIES/BALANCES	Bad loans	Watchlists	Loans subject to rescheduling	Rescheduled loans	Country risk non-guaranteed loans
A. Total opening exposure at 31/12/00	-	-	-	-	22,070
A.1 of which: interest on overdue loans	-	-	-	-	-
B. Increases	-	-	-	-	937
B.1 ex-performing loans	-	-	-	-	
B.2 interest on overdue loans	-	-	-	-	-
B.3 transfer from other doubtful loan categories	-	-	-	-	-
B.4 other increases	-	-	-	-	937
C. Decreases	-	-	-	-	415
C.1 re-performing credits	-	-	-	-	-
C.2 write offs	-	-	-	-	
C.3 payments received	-	-	-	-	
C.4 gains from ceding	-	-	-	-	-
C.5 transfer to other doubtful loan categories	-	-	-	-	-
C.6 other decreases	-	-	-	-	415
D. Total closing exposure at 31/12/2001	-	-	-	-	22,592
D.1 of which: interest on overdue loans	-	-	-	-	-

1.4 TOTAL VALUE ADJUSTMENTS
BANKS

CATEGORIES/BALANCES	Bad loans	Watchlists	Loans subject to rescheduling	Rescheduled loans	Country risk non-guaranteed loans	Performing loans
A. Total opening adjustments at 31/12/01	-	-	-	-	7,426	-
A.1 of which: interest on overdue loans	-	-	-	-	-	-
B. Increases	7,648	7,020	-	-	-	-
B.1 adjustments	945	-	-	-	-	-
B.1.1 of which: interest on overdue loans	365	-	-	-	-	-
B.2 amounts from credit risk fund	-	-	-	-	-	-
B.3 transfer from other loan categories	6,703	7,020	-	-	-	-
B.4 other increases	-	-	-	-	-	-
C. Decreases	-	6,753	-	-	7,426	-
C.1 recoveries stemming from evaluation	-	50	-	-	406	-
C.1.1 of which: interest on overdue loans	-	-	-	-	-	-
C.2 recoveries stemming from payments received	-	-	-	-	-	-
C.2.1 of which: interest on overdue loans	-	-	-	-	-	-
C.3 write offs	-	-	-	-	-	-
C.4 transfer to other loan categories	-	6,703	-	-	7,020	-
C.5 other decreases	-	-	-	-	-	-
D. Total closing adjustments at 31/12/02	7,648	267	-	-	-	-
D.1 of which: interest on overdue loans	365	-	-	-	-	-

CATEGORIES/BALANCES	Bad loans	Watchlists	Loans subject to rescheduling	Rescheduled loans	Country risk non-guaranteed loans	Performing loans
A. Total opening adjustments at 31/12/00	-	-	-	-	6,781	-
A.1 of which: interest on overdue loans	-	-	-	-	-	-
B. Increases	-	-	-	-	727	-
B.1 adjustments	-	-	-	-	727	-
B.1.1 of which: interest on overdue loans	-	-	-	-	-	-
B.2 amounts from credit risk fund	-	-	-	-	-	-
B.3 transfer from other loan categories	-	-	-	-	-	-
B.4 other increases	-	-	-	-	-	-
C. Decreases	-	-	-	-	82	-
C.1 recoveries stemming from evaluation	-	-	-	-	82	-
C.1.1 of which: interest on overdue loans	-	-	-	-	-	-
C.2 recoveries stemming from payments received	-	-	-	-		-
C.2.1 of which: interest on overdue loans	-	-	-	-	-	-
C.3 write offs	-	-	-	-	-	-
C.4 transfer to other loan categories	-	-	-	-	-	-
C.5 other decreases	-	-	-	-	-	-
D. Total closing adjustments at 31/12/2001	-	-	-	-	7,426	-
D.1 of which: interest on overdue loans	-	-	-	-	-	-

	31/12/02	31/12/01	Change absolute	%
1.5 CAPTION 40 "LOANS AND ADVANCES TO CUSTOMERS"	**8,746,577**	**7,723,697**	**1,022,880**	**13.2**
(a) bills eligible for refinancing by central banks	-	-	-	-
(b) loans for leased assets	11,638	10,494	1,144	10.9
(c) repurchase agreements	-	-	-	-
(d) loans of securities	-	-	-	-

Coption 40 detail by technical form is the following:

	31/12/02	31/12/01	Change absolute	%
Nominal value				
Discounted notes	38,411	33,027	5,384	16.3
Advances with recourse	302,555	223,186	79,369	35.6
Current accounts	1,642,710	1,457,178	185,532	12.7
Other non-current account loans	2,148,114	2,268,164	-120,050	-5.3
Loans backed by pledged assets	14,370	13,439	931	6.9
Mortgage loans	4,238,040	3,407,540	830,500	24.4
Salary backed loans	12,221	8,521	3,700	43.4
Consumer credit loans	4,338	6,522	-2,184	-33.5
Factoring	96,174	126,610	-30,436	-24.0
Loans for leased assets	11,638	10,494	1,144	10.9
Bad loans	260,906	298,809	-37,903	-12.7
Other	111,365	35,988	75,377	...
	8,880,842	7,889,478	991,364	12.6
(-) Total specific allowances	134,265	165,781	-31,516	-19.0
- Bad loans	114,369	143,651	-29,282	-20.4
- Other	19,896	22,130	-2,234	-10.1
Total	**8,746,577**	**7,723,697**	**1,022,880**	**13.2**

The item includes 510,835,000 relating to the purchase of branches from the Capitalia group. The nominal value of the credits was adjusted to take into account expected losses as follows:

	31/12/02	31/12/01
- analytic allowances	128,093	158,657
- lump-sum allowances	6,172	7,124
- country risks	-	344
- other	6,172	6,780
Total	**134,265**	**165,781**

All bad loan positions are evaluated analytically as are significant watchlist and country-risk positions specified at 1.1.

Other watchlists are evaluated on a lump-sum basis.

Rescheduled loans were evaluated analytically calculating future flows on the basis of the difference between renegotiated interest rates and the annual average yield for interbank company loans for 2002.

	31/12/02	31/12/01	Change absolute	%
1.6 SECURED LOANS TO CUSTOMERS	**5,227,308**	**4,843,492**	**383,816**	**7.9**
(a) by mortgages	3,141,754	2,945,782	195,972	6.7
(b) by pledges on:	149,112	118,821	30,291	25.5
1. Cash deposits	5,743	9,995	-4,252	-42.5
2. Securities	123,263	88,020	35,243	40.0
3. Other valuables	20,106	20,806	-700	-3.4
(c) by guarantees from:	1,936,442	1,778,889	157,553	8.9
1. Governments	86	77	9	11.7
2. Other public entities	5,217	13,826	-8,609	-62.3
3. Banks	141,191	174,903	-33,712	-19.3
4. Other operators	1,789,948	1,590,083	199,865	12.6

This detail does not include loans to government and pubblic bodies.

1.7 CASH CREDITS CUSTOMERS

	31/12/02			31/12/01		
CATEGORIES/BALANCES	Gross value	Specific allowances	Net value	Gross value	Specific allowances	Net value
A. Credits at risks	482,689	134,236	348,453	509,736	164,418	345,318
A.1 Bad loans	266,222	114,369	151,853	301,489	143,651	157,838
A.2 Watchlists	188,631	17,702	170,929	187,817	18,929	168,888
A.3 Credits undergoing restructuring	-	-	-	-	-	-
A.4 Restructured loans	9,315	2,165	7,150	7,902	1,494	6,408
A.5 Non-guaranteed credits towards countries at	18,521	-	18,521	12,528	344	12,184
B. Performing credits	8,970,074	29	8,970,045	7,802,497	1,362	7,801,135

The credits presented in the table refer to balance sheet asset caption 40 "Loans and advances to customers" and to credits related to leasing transactions which totalled 571,921 thousand euros at 31/12/02. In particular, 5,316 thousand euros is in the form of bad loans and is covered for 1,240 thousand euros by liabilities caption 80c "Reserves for loan losses - other reserves".
Leasing transactions are included at assets caption 120 " Tangible assets" for a total of 614,271 thousand euros.

1.8 DOUBTFUL LOANS
CUSTOMERS

CATEGORIES/BALANCES	Bad loans	Watchlists	Loans subject to rescheduling	Rescheduled loans	Country risk non-guaranteed loans
A. Total opening exposure at 31/12/01	301,489	187,817	-	7,902	12,528
A.1 of which: interest on overdue loans	66,346	6,690	-	-	-
B. Increases	131,001	72,840	-	1,977	9,965
B.1 ex-performing loans	60,993	62,926	-	1,977	-
B.2 interest on overdue loans	15,349	2,096	-	-	-
B.3 transfer from other doubtful loan categories	42,580	1,011	-	-	-
B.4 other increases	12,079	6,807	-	-	9,965
C. Decreases	166,268	72,026	-	564	3,972
C.1 re-performing credits	1,706	11,007	-	-	-
C.2 write offs	97,443	261	-	451	-
C.3 payments received	38,835	4,863	-	-	31
C.4 gains from ceding	28,027	636	-	-	-
C.5 transfer to other doubtful loan categories	39	42,580	-	-	972
C.6 other decreases	218	12,679	-	113	2,969
D. Total closing exposure at 31/12/02	266,222	188,631	-	9,315	18,521
D.1 of which: interest on overdue loans	46,887	5,485	-	-	-

CATEGORIES/BALANCES	Bad loans	Watchlists	Loans subject to rescheduling	Rescheduled loans	Country risk non-guaranteed loans
A. Total opening exposure at 31/12/00	255,390	200,311	125	8,122	945
A.1 of which: interest on overdue loans	62,727	6,215	-	-	-
B. Increases	122,162	149,577	15	1	11,727
B.1 ex-performing loans	41,235	137,903	-	-	33
B.2 interest on overdue loans	14,198	2,977	-	-	-
B.3 transfer from other doubtful loan categories	63,542	57	-	-	-
B.4 other increases	3,187	8,640	15	1	11,694
C. Decreases	76,063	162,071	140	221	144
C.1 re-performing credits	24	74,870	-	-	-
C.2 write offs	46,395	2,208	-	-	-
C.3 payments received	27,915	11,310	-	-	140
C.4 gains from ceding	976	1,508	-	-	-
C.5 transfer to other doubtful loan categories	57	63,402	140	-	-
C.6 other decreases	696	8,773	-	221	4
D. Total closing exposure at 30/6/2001	301,489	187,817	-	7,902	12,528
D.1 of which: interest on overdue loans	66,346	6,690	-	-	-

1.9 TOTAL VALUE ADJUSTMENTS
CUSTOMERS

CATEGORIES/BALANCES	Bad loans	Watchlists	Loans subject to rescheduling	Rescheduled loans	Country risk non-guaranteed loans	Performing loans
A. Total opening adjustments at 31/12/01	143,651	18,929	-	1,494	344	1,362
A.1 of which: interest on overdue loans	66,346	1,289	-	-	-	15
B. Increases	85,726	8,770	-	1,122	-	700
B.1 adjustments	66,469	8,256	-	1,122	-	532
B.1.1 of which: interest on overdue loans	14,984	202	-	-	-	-
B.2 amounts from credit risk fund	9,484	4	-	-	-	77
B.3 transfer from other loan categories	9,382	457	-	-	-	22
B.4 other increases	391	53	-	-	-	69
C. Decreases	115,008	9,997	-	451	-	2,033
C.1 recoveries stemming from evaluation	2,771	561	-	-	26	804
C.1.1 of which: interest on overdue loans	562	-	-	-	-	-
C.2 recoveries stemming from payments received	2,222	151	-	-	-	83
C.2.1 of which: interest on overdue loans	760	24	-	-	-	26
C.3 write offs	97,374	261	-	451	-	641
C.4 transfer to other loan categories	39	9,017	-	-	318	487
C.5 other decreases	12,602	7	-	-	-	18
D. Total closing adjustments at 31/12/02	114,369	17,702	-	2,165	344	29
D.1 of which: interest on overdue loans	46,887	1,484	-	-	-	7

Items B.1 'Increases- writedowns' and C.5 'Decreases-other changes' include 12,455 thousand euros corresponding to the annual charge for 2002 of losses relating to securitisation carried out by the Group leader at the end of 2000.

CATEGORIES/BALANCES	Bad loans	Watchlists	Loans subject to rescheduling	Rescheduled loans	Country risk non-guaranteed loans	Performing loans
A. Total opening adjustments at 31/12/00	134,243	27,556	-	1,451	241	2,628
A.1 of which: interest on overdue loans	62,727	1,727	-	-	-	8
B. Increases	71,854	13,702	-	43	103	707
B.1 adjustments	49,886	13,009	-	43	103	645
B.1.1 of which: interest on overdue loans	14	379	-	-	-	-
B.2 amounts from credit risk fund	3,128	60	-	-	-	27
B.3 transfer from other loan categories	18,376	11	-	-	-	22
B.4 other increases	464	622	-	-	-	13
C. Decreases	62,446	22,329	-	-	-	1,973
C.1 recoveries stemming from evaluation	602	1,863	-	-	-	917
C.1.1 of which: interest on overdue loans	-	207	-	-	-	-
C.2 recoveries stemming from payments received	3,020	234	-	-	-	6
C.2.1 of which: interest on overdue loans	1,195	48	-	-	-	5
C.3 write offs	46,358	2,208	-	-	-	675
C.4 transfer to other loan categories	10	18,024	-	-	-	375
C.5 other decreases	12,456	-	-	-	-	-
D. Total closing adjustments at 31/12/2001	143,651	18,929	-	1,494	344	1,362
D.1 of which: interest on overdue loans	66,346	1,289	-	-	-	15

SECTION 2

SECURITIES

The securities held by the Bank amount to 2,387,707 thousand euros and are analysed below:

	31/12/02		31/12/01	
	thousands of €	%	thousands of €	%
– Treasury certificates and other bills eligible for refinancing with central banks (caption 20)	427,642	17.9	576,767	20.6
– Bonds and other fixed-income securities (caption 50)	1,759,587	73.7	2,125,965	75.9
– Shares, quotas and other equity securities (caption 60)	200,478	8.4	97,938	3.5
Total	**2,387,707**	**100.0**	**2,800,670**	**100.0**
of which:				
– Investment securities	241,968	10.1	460,123	16.4
– Trading securities	2,145,739	89.9	2,340,547	83.6

	31/12/02	31/12/01	Change absolute	%
2.1 INVESTMENT SECURITIES	**241,968**	**460,123**	**-218,155**	**-47.4**

	31/12/02		31/12/01	
	Book value	Market value	Book value	Market value
1. Certificates of indebtedness	241,968	240,347	460,123	454,704
1.1 Government securities	94,706	95,116	362,111	358,084
- listed	94,706	95,116	362,111	358,084
- unlisted	-	-	-	-
1.2 Other securities	147,262	145,231	98,012	96,620
- listed	75,523	73,719	30,808	29,172
- unlisted	71,739	71,512	67,204	67,448
2. Shares and equity securities	-	-	-	-
- listed	-	-	-	-
- unlisted	-	-	-	-
Total	**241,968**	**240,347**	**460,123**	**454,704**

Book value of investment securities comprises the difference, on the basis of "pro rata temporis" criteria, between cost and redemption value, including issue premium or discount.
The difference between book and market value (1,621 thousand euros) represents the potential loss for the portfolio.
The positive and negative differences between book value and re-payment value at maturity total 1,862 thousand euros and 787 thousand euros, respectively. These differences were calculated separately for each category.

	Book value	Redemption value	Positive differences	Negative differences
1. Listed certificates of indebtedness	170,229	169,087	1,862	720
Public bodies	94,706	94,653	496	443
Banks	52,597	52,046	603	52
Other	22,926	22,388	763	225
2. Unlisted certificates of indebtedness	71,739	71,806	-	67
Public bodies	-	-	-	-
Banks	6,049	6,116	-	67
Other	65,690	65,690	-	-
Total	**241,968**	**240,893**	**1,862**	**787**

2.2 CHANGES IN INVESTMENT SECURITIES

	31/12/02	31/12/01
A. Opening balances	460,123	405,572
B. Increases	160,454	58,271
B1. Purchases	57,980	57,206
B2. Writebacks	-	-
B3. Transfers from trading portfolio	100,116	-
B4. Other changes	2,358	1,065
C. Decreases	378,609	3,720
C1. Sales	149,760	539
C2. Redemptions	228,101	2,897
C3. Adjustments including	-	-
- permanent writedowns	-	-
C4. Transfers to trading portfolio	-	-
C5. Other changes	748	284
D. Closing balances	241,968	460,123

Transfers to and/or from the investment securities portfolio were carried out in accordance with the Bank of Italy's communication of 12/6/01, CONSOB's communication no.95001286 of 15/2/95, subsequently modified by CONSOB's letter of 15/6/01, and the policy document approved by the Board of Directors of Banca Carige on 27/3/95, subsequently modified on 6/12/99.

Item B.1 "Purchases" includes 9,190,000 relating to the subscription of Junior class D securities issued on 25th March 2002 by the special purpose vehicle Argo Mortgage within the confines of the securitisation transaction carried out by the Bank (securitisation of performing mortgages) at the end of 2001.

Item B.3 "Transfers from the trading securities portfolio" relates to:

- -84,453 in Italian government stock as part of the limited recourse mortgage granted to the SPV Argo Finance One and transferred on 1st March 2002 from the trading to investment portfolio. This placement appears better suited to these securities in the light of the characteristics of the securitisation operation carried out by Banca Carige at the end of 2000;
- 15,663 in buy and hold securities transferred to the investment securities portfolio.

The transfer of securities was carried out in respect of the Bank's valuation criteria for trading securities.

The transfers in question did not generate losses for the year as the market price of the securities was higher at the moment of transfer than their nominal value; there were, however, positive and negative trading differences of, respectively, 115,000 and 88,000.

Item C.1 "Sales" refers to the sale of securities for the funding of expansion of the Bank's distribution network (81 branches purchased from Banco di Sicilia and Intesa group).

	31/12/02	31/12/01	Change absolute	%
2.3 TRADING SECURITIES	**2,145,739**	**2,340,547**	**-194,808**	**-8.3**

	31/12/02		31/12/01	
	Book value	Market value	Book value	Market value
1. Certificates of indebtedness	1,945,261	1,967,567	2,242,609	2,280,062
1.1 Government securities	1,349,252	1,364,581	1,236,162	1,250,212
- listed	1,346,977	1,362,288	1,233,861	1,247,911
- unlisted	2,275	2,293	2,301	2,301
1.2 Other securities	596,009	602,986	1,006,447	1,029,850
- listed	419,695	425,176	721,023	742,645
- unlisted	176,314	177,810	285,424	287,205
2. Shares and equity securities	200,478	202,817	97,938	100,637
- listed	161,213	163,459	75,852	77,675
- unlisted	39,265	39,358	22,086	22,962
Total	**2,145,739**	**2,170,384**	**2,340,547**	**2,380,699**

The difference between market value and book value represents potential non-recorded capital gains for the period and amounts to 24,645 thousand euros, of which 17,128 thousand euros related to hedging forward transactions.

2.4 CHANGES IN TRADING SECURITIES

	31/12/02	31/12/01
A. Opening balances	2,340,547	2,584,473
B. Increases	8,424,304	10,897,646
B1. Purchases	8,355,979	10,832,338
- Certificates of indebtedness	7,797,622	10,224,867
. Government securities	6,659,903	7,801,275
. other securities	1,137,719	2,423,592
- Shares and other equity securities	558,357	607,471
B2. Writebacks and revaluations	1,085	2,772
B3. Transfers from investment portfolio	-	-
B4. Other changes	67,240	62,536
C. Decreases	8,619,112	11,141,572
C1. Sales and redemptions	8,471,468	11,097,647
- Certificates of indebtedness	8,034,047	10,459,643
. Government securities	6,485,824	7,935,818
. other securities	1,548,223	2,523,825
- Shares and other equity securities	437,421	638,004
C2. Adjustments	21,075	24,862
C3. Transfers to investment portfolio	100,116	-
C4. Other changes	26,453	19,063
D. Closing balances	2,145,739	2,340,547

SECTION 3

EQUITY INVESTMENTS

Equity investments amount to 256,185 thousand euros and are analysed as follows:

	31/12/02 thousands of €	%	31/12/01 thousands of €	%
- Equity investments (caption 70)				
(a) - carried at equity	75,992	29.7	61,715	27.2
(b) - others	27,808	10.8	35,641	15.7
- Investments in Group companies (caption 80)				
(a) - carried at equity	152,385	59.5	129,400	57.1
(b) - others	-	-	-	-
Total	**256,185**	**100.0**	**226,756**	**100.0**

3.1 SIGNIFICANT INVESTMENTS

Name	(1)	(2)	(3)	(4)	(5) (5.1)	(5.2)	(6)	(7)
A. Companies included in the basis of consolidation								
A.1 Fully consolidated (a)								
1. Banca CARIGE SpA	Genoa	1	-	-	-	-	-	XXX
2. Galeazzo Srl	Genoa	1	5,023	211	A1.1	100.00	100.00	XXX
3. Columbus Carige Imm. SpA	Genoa	1	19,426	137	A1.1	99.98	99.98	XXX
					A1.2	0.02	0.02	XXX
4. Cassa di Risparmio di Savona SpA	Savona	1	160,811	24,678	A1.1	95.90	95.90	XXX
5. Ligure leasing SpA	Savona	1	8,778	860	A1.4	100.00	100.00	XXX
6. Immobiliare CARISA Srl	Savona	1	1,815	-15	A1.4	100.00	100.00	XXX
7. Imm. Ettore Vernazza SpA (b)	Genoa	1	5,089	1,335	A1.1	90.00	100.00	XXX
8. Centro Fiduciario SpA	Genoa	1	1,076	125	A1.1	71.93	71.93	XXX
					A1.4	20.00	20.00	XXX
8. Argo Finance One Srl	Genoa	1	10	-	A1.1	60.00	60.00	XXX
9. Banca del Monte di Lucca SpA	Lucca	1	26,047	1,570	A1.1	54.00	54.00	XXX
A.2 Proportional consolidation								
B. Companies accounted for under the equity method								
1. Carige Assicurazioni SpA (a) (c)	Milan	1	119,254	2,251	A1.1	89.18	90.71	104,883
2. Carige Vita Nuova SpA (a)	Genoa	1	51,183	2,187	A1.1	92.81	92.81	47,502
4. Frankfurter Bankgesellschaft AG (d)	Frankfurt	8	22,635	11	A1.1	47.50	47.50	10,752
5. Eptaconsors SpA (e)	Milan	8	87,629	8,057	A1.1	20.24	20.24	17,736
6. Autostrada dei Fiori SpA (a)	Savona	8	232,227	20,243	A1.1	16.62	16.62	47,504
					A1.4	4.00	4.00	
C. Other substantial participating interest								
1. Consorzio per il Giurista di Impresa Scrl	Genoa	8	45.0	-3.0	A1.1	**22.7**	22.7	20.0

(a) Captions are taken from the 31/12/2002 financial statements.
(b) The company holds 10% of its own shares.
(c) The company changed its trading name from Levante Norditalia Assicurazioni. The company owns 1.69% of its own shares.
(d) Data taken from the most recently approved balance sheet at 30/09/2002.
(e) Figures taken from the consolidated statements at 31/12/01 net of dividends distributed

Key

(1) Head office

(2) Type of participating interest
1 = controlling interest pursuant to art. 2359 c.c. par. 1 no. 1 (majority vote at Shareholders' Annual General Meeting)
2 = controlling interest pursuant to art. 2359 c.c. par 1 no. 2 (major influence at Shareholders' Annual General Meeting)
3 = controlling interest pursuant to art. 23 T.U. par. 2 no. 1
4 = other forms of controlling interest
5 = joint management pursuant to art. 26 par 1 of the "decreto"
6 = joint management pursuant to art. 26 par 2 of the "decreto"
7 = joint control
8 = associated undertaking

(3) Net Assets
(4) Gains/Losses
(5) Type of participating interest
(5.1) Holding
(5.2) Participating interest expressed as a percentage
(6) Votes available at Shareholders' Annual General Meeting
(7) Consolidated balance sheet value

	31/12/02	31/12/01	Change absolute	%
3.2 AMOUNTS DUE TO AND FROM GROUP COMPANIES				
(a) Assets	48,487	36,054	12,433	34.5
1. Amounts due from banks including:	-	-	-	-
- subordinated	-	-	-	-
2. Amounts due from financial institutions including:	-	-	-	-
- subordinated	-	-	-	-
3. Amounts due from other customers including:	4,183	36,054	-31,871	-88.4
- subordinated	-	36,000	-36,000	...
4. Bonds and other fixed-income securities including:	44,304	-	44,304	...
- subordinated	44,304	-	44,304	...
(b) Liabilities	19,549	37,593	-18,044	-48.0
1. Amounts due to banks	-	-	-	-
2. Amounts due to financial institutions	-	-	-	-
3. Amounts due to other customers	14,478	31,157	-16,679	-53.5
4. Securities issued	5,071	6,436	-1,365	...
5. Subordinated liabilities	-	-	-	-
(c) Guarantees and Commitments	58,163	4,163	54,000	...
1. Guarantees	58,163	4,163	54,000	...
2. Commitments	-	-	-	-

	31/12/02	31/12/01	Change absolute	%
3.3 AMOUNTS DUE TO AND FROM OTHER NON-GROUP COMPANIES				
(a) Assets	435,816	759,047	-323,231	-42.6
1. Amounts due from banks including:	330,742	643,472	-312,730	-48.6
- subordinated	-	-	-	-
2. Amounts due from financial institutions including:	54,225	37,557	16,668	44.4
- subordinated	-	-	-	-
3. Amounts due from other customers including:	30,372	41,268	-10,896	-26.4
- subordinated	-	-	-	-
4. Bonds and other fixed-income securities including:	20,477	36,750	-16,273	...
- subordinated	2,767	-	2,767	...
(b) Liabilities	97,134	33,190	63,944	...
1. Amounts due to banks	27,198	2,622	24,576	...
2. Amounts due to financial institutions	46,151	20,940	25,211	...
3. Amounts due to other customers	20,219	7,089	13,130	...
4. Securities issued	3,566	2,539	1,027	40.4
5. Subordinated liabilities	-	-	-	-
(c) Guarantees and Commitments	292,163	260,471	31,692	12.2
1. Guarantees	292,163	260,442	31,721	12.2
2. Commitments	-	29	-29	-100.0

Amounts due from banks include 162,414 thousand euros related to Compulsory Reserve the Bank of Italy.

	31/12/02	31/12/01	Change absolute	%
3.4 CAPTION 70 "EQUITY INVESTMENTS"	**103,800**	**97,356**	**6,444**	**6.6**
(a) in banks	18,833	24,732	-5,899	-23.9
1. listed	5,086	5,087	-1	-
2. unlisted	13,747	19,645	-5,898	-30.0
(b) in financial institutions	25,728	44,062	-18,334	-41.6
1. listed	151	-	151	-
2. unlisted	25,577	44,062	-18,485	-42.0
(c) others	59,239	28,562	30,677	...
1. listed	723	724	-1	-0.1
2. unlisted	58,516	27,838	30,678	...

	31/12/02	31/12/01	Change absolute	%
3.5 CAPTION 80 "INVESTMENTS IN GROUP COMPANIES"	**152,385**	**129,400**	**22,985**	**17.8**
(a) in banks	-	-	-	-
1. listed	-	-	-	-
2. unlisted	-	-	-	-
(b) in financial institutions	-	-	-	-
1. listed	-	-	-	-
2. unlisted	-	-	-	-
(c) others	152,385	129,400	22,985	17.8
1. listed	-	-	-	-
2. unlisted	152,385	129,400	22,985	17.8

3.6 CHANGES IN PARTICIPATING INTERESTS

3.6.1 INVESTMENTS IN GROUP COMPANIES

	31/12/02	31/12/01
A. Opening balances	129,400	131,014
B. Increases	24,377	860
B1. Purchases	20,010	-
B2. Recoveries	-	-
B3. Revaluations	4,037	531
B4. Other changes	330	329
C. Decreases	1,392	2,474
C1. Sales	-	-
C2. Write-downs	-	-
including:		
- permanent write-downs	-	-
C3. Other changes	1,392	2,474
D. Closing balances	152,385	129,400
E. Total revaluations	-	-
F. Total write-downs	-	-

Details of all variations are given below:

PURCHASES

CARIGE ASSICURAZIONE SPA Subscription of 17,400 new ordinary shares, nominal unit value 982 euros. Additional paid-in for unit 168 euros. *(Variation in our share holding from 87.014% to 89.178%)*	*20,010*
Total purchases	**20,010**

REVALUATIONS

INCREASES RELATED TO COMPANIES ACCOUNTED UNDER THE EQUITY METHOD

CARIGE ASSICURAZIONE SPA	2,008
CARIGE VITA NUOVA SPA	2,029
Total revaluations	**4,037**

OTHER INCREASES

CARIGE ASSICURAZIONI SPA Interim quota related to the recovery of the reduced value of the holding following the purchase of Levante Assicurazioni by Banca	329
CARIGE ASSICURAZIONI SPA *Difference resulting from our increased holding*	1
Total other increases	**330**

OTHER DECREASES

CARIGE VITA NUOVA SPA Writing-off of dividend distributed to the Parent Company during the year.	171
CARIGE ASSICURAZIONI SPA Writing off of dividend distributed to the Parent Company during the year	270
CARIGE ASSICURAZIONI SPA Positive variation arising on the increase of the Group leader's holding from 89.179% to 90.709%. Purchase of 1,760 own shares by the subsidiary.	951
Total other decreases	**1,392**

3.6.2 OTHER PARTICIPATING INTERESTS

	31/12/02	31/12/01
A. Opening balances	97,356	92,389
B. Increases	43,395	13,410
B1. Purchases	1,443	4,199
B2. Recoveries	98	270
B3. Revaluations	37,285	7,416
B4. Other changes	4,569	1,525
C. Decreases	36,952	8,443
C1. Sales	13,763	-
C2. Write-downs	34	57
including:		
- permanent write-downs	34	57
C3. Other changes	23,154	8,386
D. Closing balances	103,799	97,356
E. Total revaluations	222	222
F. Total write-downs	2,791	12,986

Details of all variations are given below:

PURCHASES

SOCIETA' REGIONALE PER L'INTERNAZIONALIZZAZIONE SOC.CONSORTILE PER AZIONI
Payment made at the setting up of the company of 3/10 of 150 shares (nominal value 100 euros)
(Our holding: 3%) 4

INFRASTRUTTURE LAVORI ITALIA SPA
Payment made at the setting up of the company of 3/10 of 750,000 shares (nominal value 1 euro)
(Our holding: 15%) 225

BORSA ITALIANA SPA
Subscription of 14,448 shares in Borsa Italiana Spa (nominal value 0.52 euro each plus share premium of 58.3436 euros) accompanied by the free allotment of 52,539 shares in Monte Titoli SpA.
(Our holding: 0.089%) 850

PRIAMAR FINANCE SRL
Subscription made at the setting up of the company of 500 shares (nominal value euro 1 each)
(Our holding: 5%) 1

AREA 24 SPA
Payment made at the setting up of the company of 3/10 of 700 shares (nominal value 100 euros)
(Our holding: 14%) 21

SVILUPPO VALLI DEL PONENTE SRL
Subscription of 1,089 shares of a unitary nominal value of 1 euro following the increase in share capital from 12,240 euros to 19,500 euros.
(Our holding remains unchanged at 15.000%) 1

CENTRALE BILANCI SRL Subscription of 333,467 shares of a unitary nominal value of 1 euro following the increase in share capital from 5,400,000 euros to 30,000,000 euros. (Our holding remains unchanged at 0.833%)	333
AGENZIA LUCCHESE PER L'ENERGIA E IL RECUPERO DELLE RISORSE SRL Capital account payment. (Our holding:remains unchangend at 6,585%)	8
Total purchases	1,443

REVALUATIONS

CENTRO FACTORING SPA	25
CREDITO LEASING SPA	72
CFT FINANZIARIA SPA	1
Total revaluations	**98**

REVALUATIONS

INCREASES RELATED TO COMPANIES ACCOUNTED UNDER THE EQUITY METHOD

AUTOSTRADA DEI FIORI	37,280
FRANKFURTER BANKGESELLSCHAFT AG	5
Total revaluations	37,285

OTHER INCREASES

CONSORZIO PER IL GIURISTA D'IMPRESA SCRL Our quota of contribution for the covering of losses recorded for 2000 and 2001	14
MONTE TITOLI SPA Profit on sale of 105,078 shares	1,581
BANCA MEDIOCREDITO SPA Profit on sale of 1,000,483 shares	1,352
SCI SPA in liquidation and in bankruptcy Sale of 119,708,400 shares for at unit price of 0.00054 euro. (Total release of holding)	65
MASTERCARD INCORPORATED Allotment of 1,044 redeemable class A shares (nominal value $ 0.01 each) and 198 convertible class B shares (nominal value $ 0.01 each) (our holding: 0.001%)	13

PROFESSIONALE DUCATO SERVIZI SPA	
Capital gain realised on the release of 2, 210 shares	90
CEDACRI OVEST SPA	
Capital gain realised on the release of 39,375	1,448
AUTOSTRADA ALBENGA GARESSIO CEVA SPA	
Capital gain realised on the release of 1,000 shares	2
SITAF SPA	
Capital gain realised on the release of 500 shares	4
Total other increases	4,569

SALES

MONTE TITOLI SPA Sale of 105,078 shares, of which 52,539 sold at unit price of 16,1875 euros and a further 52,539 shares allotted to Borsa Italiana SpA on subscription of 14,448 shares. (Total release of holding)	1,701
BANCA MEDIOCREDITO SPA Sale of 1,000,483 shares. (Total release of holding)	7,103
IMMOCRI SPA Sale of 4,152,773 shares for a total price of 1,832,921.12 euros. (Total release of holding)	1,833
SCI SPA in liquidation and in bankruptcy Sale of 119,708,400 shares at unit price of 0.00054 euro. (Total release of holding)	65
CABEL SRL Sale of 3,000 shares	2
PROFESSIONALE DUCATO SERVIZI SPA Sale of 2210 shares of a unitary nominal value of 52 euros at unit price of 92.22 euros	204
CEDRATI OVEST SPA Sale of 39,375 shares (Total release of holding)	2,847
SITAF SPA Sale of 500 shares (Total release of holding)	65
AUTOSTRADA ALBENGA GARESSIO CEVA SPA Sale of 1,000 shares (Total release of holding)	2
SITRACI SPA Sale of 300 shares (Total release of holding)	0.4
Total sales	13,763

WRITE-DOWNS

C.I.V. SPA	7
IMPIANTI SRL in liquidation	4
AGENZIA LUCCHESE PER L'ENERGIA E PER IL RECUPERO DELLE RISORSE SRL	19
INFORMATICA CASSE TOSCANE SPA	1
TIRRENA PROFESSIONAL FACTOR SPA	3

ISTITUTO ENCICLOPEDIA BANCA E BORSA SPA	0.4
Total write-downs	34

OTHER DECREASES

EPTACONSORS SPA	
Writedown on quota of dividends deliberated and assignable to the Group leader	19,325
AUTOSTRADA DEI FIORI SPA	
Writedown on quota of dividends assignable to the Group	3,682
BUSINESS DATENBANKEN INTERNATIONAL GMBH (IN LIQUIDAZIONE)	
Collection of first instalment of liquidation payment	7
IMMOCRI	
Loss on sale of 4,152,733 shares	140
Total decreases	23,154

SECTION 4

TANGIBLE AND INTANGIBLE FIXED ASSETS

Tangible and intangible fixed assets amount to 1,447,798 thousand euros and are analysed as follows:

	31/12/02		31/12/01	
	thousands of €	%	thousands of €	%
- Tangible fixed assets (caption 120)	967,126	66.8	803,246	69.2
- Intangible fixed assets (caption 110)	480,672	33.2	358,201	30.8
Total	**1,447,798**	**100.0**	**1,161,447**	**100.0**

4.1 CHANGES IN TANGIBLE FIXED ASSETS

	31/12/02			
	Properties	Furniture and fittings	Leased assets	Total
A. Opening balances	324,192	27,070	451,984	803,246
B. Increases	30,977	6,171	310,301	347,449
B1. Purchases	27,240	6,171	309,265	342,676
B2. Recoveries	-	-	-	-
B3. Revaluations	-	-	-	-
B4. Other changes	3,737	-	1,036	4,773
C. Decreases	28,039	7,516	148,014	183,569
C1. Sales	20,550	129	65,444	86,123
C2. Depreciation and amortization	7,489	7,307	81,443	96,239
(a) amortization	7,489	7,307	81,443	96,239
(b) permanent write-downs	-	-	-	-
C3. Other changes	-	80	1,127	1,207
D. Closing balances	327,130	25,725	614,271	967,126
E. Total revaluations	4,533	-	7	4,540
F. Total depreciation and amortization	116,390	110,811	184,131	411,332
(a) amortization	116,390	110,811	184,131	411,332
(b) permanent write-downs	-	-	-	-

Item A includes 20,411 thousand euros resulting from positive difference arising from consolidation allocated to tangible fixed assets.
Item C2 includes depreciation related to the same allocated difference for 839 thousand euros.
Item B.1 "Purchases" includes 17,212,000 relating to the purchase of branch offices from the Capitalia group.

	31/12/01			
	Properties	Furniture and fittings	Leased assets	Total
A. Opening balances	316,246	21,472	349,358	687,076
B. Increases	18,237	12,607	190,703	221,547
B1. Purchases	17,769	12,585	190,004	220,358
B2. Recoveries	-	-	-	-
B3. Revaluations	-	-	-	-
B4. Other changes	468	22	699	1,189
C. Decreases	10,291	7,009	88,077	105,377
C1. Sales	3,412	273	15,367	19,052
C2. Depreciation and amortization	6,878	6,734	71,714	85,326
(a) amortization	6,878	6,734	71,714	85,326
(b) permanent write-downs	-	-	-	-
C3. Other changes	1	2	996	999
D. Closing balances	324,192	27,070	451,984	803,246
E. Total revaluations	4,699	-	-	4,699
F. Total depreciation and amortization	117,308	105,324	191,935	414,567
(a) amortization	117,308	105,324	191,935	414,567
(b) permanent write-downs	-	-	-	-

4.2 CHANGES IN INTANGIBLE FIXED ASSETS

	31/12/02				
	Software	Start-up charges	Goodwill	Other intangible fixed assets	Total
A. Opening balances	17,238	3,149	330,913	6,901	358,201
B. Increases	9,645	-	126,641	6,723	143,009
B1. Purchases	9,644	-	126,641	6,723	143,008
B2. Recoveries	-	-	-	-	-
B3. Revaluations	-	-	-	-	-
B4. Other changes	1	-	-	-	1
C. Decreases	7,583	2,091	6,755	4,109	20,538
C1. Sales	-	-	-	-	-
C2. Depreciation and amortization	7,583	2,091	6,133	4,075	19,882
(a) amortization	7,583	2,091	6,133	4,075	19,882
(b) permanent write-downs	-	-	-	-	-
C3. Other changes	-	-	622	34	656
D. Closing balances	19,300	1,058	450,799	9,515	480,672
E. Total revaluations	-	-	-	-	-
F. Total depreciation and amortization	20,362	9,401	10,525	14,546	54,834
(a) amortization	20,362	9,401	10,525	14,546	54,834
(b) permanent write-downs	-	-	-	-	-

	31/12/01				
	Software	Start-up charges	Goodwill	Other intangible fixed assets	Total
A. Opening balances	11,036	4,581	63,636	6,688	85,941
B. Increases	12,718	916	277,219	4,179	295,032
B1. Purchases	12,709	916	277,219	4,179	295,023
B2. Recoveries	-	-	-	-	-
B3. Revaluations	-	-	-	-	-
B4. Other changes	9	-	-	-	9
C. Decreases	6,516	2,348	9,942	3,966	22,772
C1. Sales	-	-	-	-	-
C2. Depreciation and amortization	6,475	2,348	9,942	3,928	22,693
(a) amortization	6,456	2,348	9,942	3,870	22,616
(b) permanent write-downs	19	-	-	58	77
C3. Other changes	41	-	-	38	79
D. Closing balances	17,238	3,149	330,913	6,901	358,201
E. Total revaluations	-	-	-	-	-
F. Total depreciation and amortization	14,588	8,589	32,371	13,397	68,945
(a) amortization	14,588	8,589	32,371	13,397	68,945
(b) permanent write-downs	-	-	-	-	-

SECTION 5

OTHER ASSETS

Other assets amount to 899,482 thousand euros and are analysed below:

	31/12/02		31/12/01	
	thousands of €	%	thousands of €	%
- Other assets (caption 150)	809,174	90.0	450,477	81.9
- Accrued income and prepaid expenses (caption 160)	90,308	10.0	99,446	18.1
Total	899,482	100.0	549,923	100.0

	31/12/02	31/12/01	Change absolute	%
5.1 CAPTION 150 "OTHER ASSETS"	**809,174**	**450,477**	**358,697**	**79.6**
- post-collection notes and other values	196,133	102,468	93,665	91.4
- miscellaneous accounts receivable from branche	46,212	78,048	-31,836	-40.8
- *amounts in transit between branches*	24,236	24,014	222	0.9
- current account cheques drawn on other banks	140,345	12,665	127,680	...
- amounts to be collected from customers	27,327	7,199	20,128	...
- *premiums related to option transactions*	6,305	13,113	-6,808	-51.9
- current account cheques drawn on the Bank	5,028	3,992	1,036	26.0
- off balance sheet revaluations	3,261	3,267	-6	-0.2
- *accounts relating to tax collection services*	230	16,020	-15,790	-98.6
- Bank guarantee deposits	537	243	294	...
- amounts relating to participation purchase	-	-	-	-
- fiscal items:	176,175	148,082	28,093	19.0
tax advances	89,503	70,237	19,266	27.4
accounts receivable from the tax authorities	23,766	34,965	-11,199	-32.0
with-holding taxes	55,143	37,052	18,091	48.8
tax advance on provisions to reserve for termination indemnity (Law 140/97)	7,568	5,594	1,974	35.3
taxes paid in advance	195	234	-39	-16.7
- others	183,385	41,366	142,019	...

As stated in the introduction to the explanatory notes, tax credits for the period ending 31/12/02 are recorded net of correlated benefits on dividends distributed by subsidiaries and companies consolidated by the equity method. In particular, tax credits at 31/12/02 decreased by 10,788,000.

The item "others" includes 117,485,000 in amounts owed by banks of the Capitalia group in relation to the purchase of branches from the Capitalia group at the end of 2002.

	31/12/02	31/12/01	Change absolute	%
5.2 CAPTION 160 "ACCRUED INCOME AND PREPAID EXPENSES"	**90,308**	**99,446**	**-9,138**	**-9.2**
Accrued income:	80,497	90,315	-9,818	-10.9
- interest income on loans and advances to credit institutions	1,970	4,399	-2,429	-55.2
- interest income on loans to customers	21,671	19,402	2,269	11.7
- interest income on securities	19,506	31,573	-12,067	-38.2
- differentials stemming from derivatives contracts	36,969	34,112	2,857	8.4
- others	381	829	-448	-54.0
Prepaid expenses:	9,811	9,131	680	7.4
- premiums related to currency forward transactions	143	565	-422	-74.7
- differentials stemming from derivatives contracts	-	134	-134	-100.0
- discounts on issuing of securities	4,425	2,159	2,266	105.0
- administrative charges	1,891	2,229	-338	-15.2
- other transactions	3,352	4,044	-692	-17.1

	31/12/02	31/12/01	Change absolute	%
5.4 DISTRIBUTION OF SUBORDINATED ASSETS	**222,430**	**167,353**	**55,077**	**32.9**
a) Loans and advances to credit institutions	-	-	-	-
b) Loans and advances to customers	3,548	1,047	2,501	...
c) Bonds and other fixed-income securities	218,882	166,306	52,576	31.6

Item c) 'bond and other debt securities' includes 65,690 thousand euros relating to the subscription of class Junior notes issued in relation to the securitisation of bad loans carried out by Banca Carige at the end of 2000 and during 2001

These securities were inserted by the Bank into its investment securities portfolio.

SECTION 6

PAYABLES

Payables amount to 12,024,944 thousand euros and are analysed as follows:

	31/12/02		31/12/01	
	thousands of €	%	thousands of €	%
– Amounts owed to credit institutions (caption 10)	1,466,421	12.2	1,439,221	13.3
– Amounts owed to customers (caption 20)	6,900,768	57.4	5,838,151	54.0
– Debts evidenced by certificates (caption 30)	3,657,445	30.4	3,539,076	32.7
– Funds managed on behalf of third parties (caption 40)	310	0.0	298	0.0
Total	**12,024,944**	**100.0**	**10,816,746**	**100.0**

	31/12/02	31/12/01	Change absolute	%
6.1 CAPTION 10 "AMOUNTS OWED TO CREDIT INSTITUTIONS"	**1,466,421**	**1,439,221**	**27,200**	**1.9**
(a) repurchase agreements	-	-	-	-
(b) loans of securities	-	-	-	-

Caption 10 "Amounts owed to credit institutions" detail by technical form is the following:

	31/12/02	31/12/01	Change absolute	%
Deposits	1,148,414	1,122,340	26,074	2.3
Current accounts	43,663	26,836	16,827	62.7
Financing	130,110	177,067	-46,957	-26.5
Long-term loans	143,975	112,081	31,894	28.5
Repurchase agreements	-	-	-	...
Other	259	897	-638	-71.1
Total	**1,466,421**	**1,439,221**	**27,200**	**1.9**

Item includes 252,437,000 relating to the purchase of branches from Capitalia.

	31/12/02	31/12/01	Change absolute	%
6.2 CAPTION 20 "AMOUNTS OWED TO CUSTOMERS"	**6,900,768**	**5,838,151**	**1,062,617**	**18.2**
(a) repurchase agreements	644,930	608,670	36,260	6.0
(b) loans of securities	-	-	-	-

Detail by technical form is as follows:

	31/12/02	31/12/01	Change *absolute*	%
Savings deposits	531,115	450,947	80,168	17.8
Current accounts	5,720,039	4,766,555	953,484	20.0
Funding from international organisations	771	3,378	-2,607	-77.2
Repurchase agreements	644,930	608,670	36,260	6.0
Other	3,913	8,601	-4,688	-54.5
Total	**6,900,768**	**5,838,151**	**1,062,617**	**18.2**

Item includes 454,282,000 relating to the purchase of branches from Capitalia.

Caption 30 "Debts evidenced by certificates" is the following:

	31/12/02	31/12/01	Change absolute	%
Certificates of deposits	429,497	515,058	-85,561	-16.6
Bonds certificates	3,146,656	2,943,444	203,212	6.9
Own cheques in circulation	81,292	80,574	718	0.9
Total	**3,657,445**	**3,539,076**	**118,369**	**3.3**

Item includes 18,634,000 relating to the purchase of branches from Capitalia.

Caption 40 "Funds managed on behalf of third parties" (310 thousand euros) includes interest-bearing funds supplied by the State and other public bodies for the financing of specific projects foreseen by relevant legislation; *the lending transactions carried out on behalf of public bodies, exclusively at fixed remuneration, are stated at* section 12.

SECTION 7

RESERVES

Reserves, summarized in this section, amount to 538,951 thousand euros and are represented in the balance sheet as follows:

	31/12/02		31/12/01	
	thousands of €	%	thousands of €	%
- Reserves for loan losses (caption 90)	14,644	2.7	6,708	1.3
- Reserves for risks and charges (caption 80)	420,792	78.1	433,199	81.8
- Reserve for termination indemnities (caption 70)	103,515	19.2	89,611	16.9
Total	**538,951**	**100.0**	**529,518**	**100.0**

	31/12/02	31/12/01	Change absolute	%
7.1 CAPTION 90 "RESERVE FOR LOAN LOSSES"	**14,644**	**6,708**	**7,936**	...

This caption includes 1,434 thousand euros relating to third parties.

7.2 CHANGES IN THE "RESERVES FOR LOAN LOSSES" (CAPTION 90)	31/12/02	31/12/01
A. Opening balances	6,708	4,101
B. Increases	17,712	7,296
B1. Provisions	17,334	7,296
B2. Other changes	378	-
C Decreases	9,776	4,689
C1. Utilizations	6,992	3,235
C2. Other changes	2,784	1,454
D Closing balances	14,644	6,708

	31/12/02	31/12/01	Change absolute	%
7.3 COMPOSITION OF CAPTION 80 (D) "OTHER RESERVES"	**38,157**	**34,705**	**3,452**	**9.9**
Reserves for personnel charges	21,625	19,338	2,287	11.8
Reserves for future charges	52	137	-85	-62.0
Reserves for guarantees and commitments	4,551	4,807	-256	-5.3
Reserves for in-house insurance scheme	1,563	1,562	1	0.1
Reserves for leasing transactions	1,240	1,281	-41	-3.2
Reserves for legal proceedings	4,909	5,400	-491	-9.1
Reserves for renegotiation loan building ex L. 113/99	2,835	2,168	667	30.8
Other	1382	12	1,370	...

CHANGES IN THE "RESERVES FOR TAXATION" (CAPTION 80 B)	31/12/02	31/12/01
A. Opening balances	94,234	89,698
B. Increases	80,402	92,826
C. Decreases	86,062	88,290
D. Closing balances	88,574	94,234

As stated in the introduction to the explanatory notes, total tax reserves exclude taxes payable on dividends distributed by the Group's subsidiaries and those companies consolidated on the basis of the equity method, with a subsequent reduction in the reserve total of 20,788,000. Taxes for the year were subtracted from the new total (see item income statement caption 240 and section 5 of balance sheet item 150 "other assets"). Related amounts at 31/12/02 were recalculated with a reduction in the final balance of 10,788,000.

Deffered tax: positive and negative effects

In previous accounting periods up to and at 31/12/02, the Banca Carige Group made provisions solely for defered tax liability relative to those gains which benefit from tax relief in the form of distribution over five years as foreseen by article 54, Consolidated Tax Law.

7.4 CHANGES IN "ASSETS IN THE FORM OF ADVANCED PAYMENT OF TAXATION" recorded in the income statement with counter entry

1. Opening balances		20,114
2. Increases		8,213
2.1 Deferred taxation originating in the year	8,213	
2.2 Other increases	-	
3. Decreases		14,090
3.1 Deferred taxation written off in the year	13,817	
3.2 Other decreases	273	
4. Closing balances		14,237

Assets representing advance payment of taxation totalled 20,114 thousand euros at 31/12/01; these decreased by 5,877 thousand euros.

The main forms of taxes advanced during the first half of the year were:

- costs related to hospitality and entertaining related to 2002 are deductible for a third of the total over five years in five equal instalments;
- provisions for personnel charges will be tax deductible in the next business year
- provisions for future charges related to renegotiation, foreseen by Laws 133/99 and 388/00, of interest rate conditions applied to special rate mortgages

In accordance with Bank of Italy instructions of 3/8/99, assets in the form of tax advanced relative to timing differences arising in 2002, which will be reversed in following years, were recorded at caption 240, "Income tax for the year"; during 2002 this caption was increased by the reversal for assets in the form of advanced taxation recorded in previous years.

7.4 CHANGES IN "ASSETS IN THE FORM OF ADVANCED PAYMENT OF TAXATION" recorded in the net value with counter entry

1. Opening balances		14,853
2. Increases		-
2.1 Deferred taxation originating in the year	-	
2.2 Other increases	-	
3. Decreases		5,325
3.1 Deferred taxation written off in the year	5,325	
3.2 Other decreases	-	
4. Closing balances		9,528

Deferred tax credits relating to net equity originate from the utilisation (49,822 thousand euros) on the part of Banca Carige of the share premium reserve to cover four fifths of negative differences arising from securitisation carried out in 2000.
As a result, assets of 19,960,000 in the form of taxes advanced was recorded in the consolidated statements for 2000 as counterpart in the share premium reserve.
During the year one fifth of this negative differential (12,456 thousand euros) was recorded at the income statement pursuant to article 6, Law 130/99 as a result of provisions totalling 7,131 thousand euros to the share premium reserve and the related writing off of 5,325 thousand euros in tax advanced (inclusive of differences stemming from a reduced corporation tax rate from 35% to 34%).

7.5 CHANGES IN "LIABILITIES FOR TAXES PAYABLE" recorded in the income statement with counter entry

1. Opening balances		5,097
2. Increases		1,574
2.1 Advanced taxation arising during the year	1,574	
2.2 Other increases	-	
3. Decreases		2,284
3.1 Advanced taxation written off during the year	2,284	
3.2 Other decreases	-	
4. Closing balances		4,387

With regards to timing differences liable to taxation, provisions for differed tax liability amounting to around 1,574 thousand euros related to gains stemming from the release of strategic and non-strategic holdings and premises were recorded as in the past. The payment of this amount is subject to the relief offered by article 54 of the Consolidated Tax Law in the form of instalments.

Deferred tax liabilities for 2002 amounted to 2,284,000.

No provisions were made with regard to deferred tax liabilities on reserves benefiting from tax relief totalling 63,581 thousand euros as distribution is not foreseen and there is little likelihood of the conditions requiring payment arising.

CAPTION 80 (A) "RESERVES FOR PENSIONS AND SIMILAR COMMITMENTS"

	31/12/02	31/12/01
A. Opening balances	304,260	303,854
B. Net change	-10,199	406
C. Closing balances	294,061	304,260

The closing balance represents the total of in-house funds which are destined for purposes defined by the Group's banks; fund use is without legal personality.

CHANGES IN CAPTION 70
"RESERVE FOR TERMINATION INDEMNITIES"

	31/12/02	31/12/01
A. Opening balances	89,611	82,666
B. Increases	21,425	17,374
C. Decreases	7,521	10,429
D. Closing balances	103,515	89,611

Other increases include 11,096 thousand euros relating to personnel transferred to the Bank as a result of the purchase of branches from Capitalia.

SECTION 8

SUBSCRIBED CAPITAL, EQUITY RESERVES, RESERVES FOR GENERAL BANKING RISKS AND SUBORDINATED LIABILITIES

This section presents liabilities captions 100, 110, 130, 140, 150, 160, 170, 180, and 200 and assets captions 90, 100 and 140.

	31/12/02		31/12/01	
	thousands of €	%	thousands of €	%
- Capital stock (caption 150)	1,020,550	71.6	1,017,510	73.1
- Additional paid-in capital (caption 160)	136,095	9.6	132,005	9.5
- Reserves (caption 170)	135,981	9.5	112,742	8.1
- Revaluation reserves (caption 180)	8,050	0.6	8,050	0.6
- Reserves for general banking risks (caption 100)	5,165	0.4	5,165	0.4
- Negative difference arising from application of the equity method (caption 130)	35,134	2.6	1,995	0.1
- Minority interests (caption 140)	17,539	1.2	18,507	1.3
- Net income (caption 200)	66,171	4.6	96,061	6.9
Total	**1,424,685**	**100.0**	**1,392,035**	**100.0**
- Subordinated loans (caption 110)	400,000		400,000	
- Positive difference arising from consolidation (caption 90)	93,236		94,197	
- Positive difference arising from application af the equity method (caption 100)	14,859		15,359	
- Own shares (caption 140)	25,613		35,832	

	31/12/02	31/12/01	Change absolute	%
CAPTION 150 "CAPITAL STOCK"	**1,020,550**	**1,017,510**	**3,040**	**0.3**
- ordinary shares	879,906	1,017,510	-137,604	-13.5
- saving shares	140,644	-	140,644	...

Capital, unchanged during the year, is made up of 1,020,549,614 ordinary shares each with a nominal value of 1 euro.The conversion of share capital into euro, as deliberated by the Extraordinary Shareholders' meeting of 6th December 2001 with effect from 1st January 2002, was carried out by utilising 3,040 thousand euros from the share premium reserve (the unitary nominal value per share was rounded up to 5.18 euros), and cancelling 40 own shares with the replacement of every group of 50 shares (unitary nominal value 5.18 euros) with a group of 259 shares of a unitary nominal value of 1 euro.
Following the deliberation of the Extraordinary Shareholders meeting of 31st January 2002 and the requests for conversion received between 17th and 28th June, the number of ordinary shares converted to savings shares at 1st July 2002 totalled 140,643,546.

	31/12/02	31/12/01	Change absolute	%
CAPTION 160 "ADDIONAL PAID-IN CAPITAL"	**136,095**	**132,005**	**4,090**	**3.1**

Variation for the year stems from the use of 3,040,000 relating to the free capital increase and an increase of 7,130,000 corresponding to the reintegration of the reserve following utilisation made during the securitisation of bad loans carried out at the end of 2000 pursuant to article 6, Law 130/99. This change in particular corresponds to the difference between the annual charge to the reserve for the year, the reduction in value of assets sold (12,455,000) and related taxes advanced (5,325,000).

(*) Item refers to Banca Carige SpA.

	31/12/02	31/12/01	Change absolute	%
CAPTION 170 "RESERVES"	**135,981**	**112,742**	**23,239**	**20.6**
a) legal reserve	56,869	46,515	10,354	22.3
b) reserve for purchase of treasury stock	25,613	35,832	-10,219	-28.5
d) other reserves	53,499	30,395	23,104	76.0

	31/12/02	31/12/01	Change absolute	%
CAPTION 180 "REVALUATION RESERVES"	**8,050**	**8,050**	**-**	**-**
Revaluation reserves pertaining to the Group	8,050	8,050	-	-

	31/12/02	31/12/01	Change absolute	%
CAPTION 100 "RESERVES FOR GENERAL BNANKING RISKS"	**5,165**	**5,165**	**-**	**-**

No change was recorded during 2002 in Caption 100.

	31/12/02	31/12/01	Change absolute	%
CAPTION 130 "NEGATIVE DIFFERENCE ARISING FROM APPLICATION OF THE EQUITY METHOD"	**35,134**	**1,995**	**33,139**	**...**

Increased negative differences on the application of the equity method are due entirely to increased provisions to the revaluation reserves of Autostrada dei Fiori SpA of 162,000 made in proportion to the Group's holding.

	31/12/02	31/12/01	Change absolute	%
CAPTION 140 "MINORITY INTEREST"	**17,539**	**18,507**	**-968**	**-5.2**

	31/12/02	31/12/01	Change absolute	%
CAPTION 110 "SUBORDINATED LOANS"	**400,000**	**400,000**	**-**	**...**

The caption refers to a floating-rate subordinated bonded loan issue. No changes were recorded during the year. The issue is as follows:

Code	Amount	Currency	Interest rate	Maturity
XSO135565637	400,000	euro	Euribor 3 months + annual spread of 0.80	28/11/2011

Principal repayment will be made at maturity. Repayment before maturity can be effected after five years and subject to Bank of Italy approval. The bonds in question, in case of liquidation on the part of the Bank, will be repaid after all other creditors' demands have been met.

	31/12/02	31/12/01	Change absolute	%
CAPTION 200 "NET INCOME"	**66,171**	**96,061**	**-29,890**	**-31.1**

The caption reflects gains generated by the fully consolidated subsidiares of 28,902 thousand euros.
Profit destined to third parties for the year amounted to 1,371 thousand euros

	31/12/02	31/12/01	Change absolute	%
CAPTION 90 AND 100 "POSITIVE DIFFERENCE ARISING FROM CONSOLIDATION AND FROM APPLICATION OF THE EQUITY METHOD"	**108,095**	**109,556**	**-1,461**	**-1.3**
Positive difference arising from consolidation	93,236	94,197	-961	-2.7
Positive difference arising from the application of the equity method	14,859	15,359	-500	-3.3

Increases resulting from fully consolidated subsidiaries amounted to 15 thousand euros.

Increases resulting from fully consolidated subsidiaries are as follows:

	31/12/02	31/12/01
Opening balance	94,197	99,636
Decreases	5,558	5,439
- - amortisation charge for the period	5,557	5,434
- offset by negative consolidation difference arising from the Group's increased holding in Centro Fiduciario	1	5
Increases	4,597	-
- positive variation arising from the Group's increased holding in Banca del Monte di Lucca from 51% to 54	2,391	-
- increase in positive consolidation difference referring to Cassa di Risparmio di Savona following the recording in the Group leader's financial statements of additional costs in proportion to holding.	2,206	-
Closing balance	93,236	94,197

Positive difference arising from the application of the equity method are as follows:

	31/12/02	31/12/01
Opening balance	15,359	16,810
Decreases	1,452	1,451
- Amortization for the period	1,451	1,451
- *Reduction in positive difference relating to Carige Assicurazioni SpA following the increase in share holding from 87.014% to 89.178%*	1	-
Increases	952	-
- Positive difference arising from the purchase of 1,760 own shares by Carige Assicurazioni Spa.	952	-
Closing balance	14,859	15,359

	31/12/02	31/12/01	Change absolute	%
CAPTION 140 "OWN SHARES"	**25,613**	**35,832**	**-10,219**	**-28.5**

The amount recorded represents the nominal value of 18,975 thousand euros shares owned by the Group. Of them, 6,024,532 *are retained by Banca Carige SpA and* 12,950,000 *are retained by* Cassa di Risparmio di Savona SpA and were present in the Banca Carige share portfolio prior to the inclusion into the Group. The corresponding "Reserves for own shares", formed by Banca Carige SpA in accordance with article 2357 of the Civil Code, was integrated for the consolidation by an amount equal to the book value of the shares of Banca Carige SpA in portfolio of Cassa di Risparmio di Savona SpA.

The table below provides the details of the Bank's total capital and prudential management requirements as requested by the Bank of Italy in its letter of 14/12/98 relating to increased transparency of bank balance sheets.

Consolidated assets and capital adequacy requirements at 31/12/02.

CATEGORIES/VALUES	31/12/02	31/12/01
A. Total capital		
A.1 Tier 1	724,739	804,285
A.2 Tier 2	371,048	405,711
A.3 Deductions	180,385	50,518
A.4 Total capital	915,402	1,159,478
B. Prudential requirements		
B.1 Credit risks	716,952	632,723
B.2 Trading risks	57,512	87,558
including:		
- trading securities risks	57,512	85,547
- exchange rate risks	-	2,011
B.3 Subordinated loans of 3° level	-	-
B.4 Other prudential requirements	38,663	18,204
B.5 Total prudential requirements	813,127	738,485
C. Capital adequacy ratios		
C.1 Risk-Weighted Assets (*)	10,164,088	9,231,063
C.2 Tier 1% of RWA	7.13%	8.71%
C.3 Total capital % of RWA	9.01%	12.56%

Capital requirements relating to the securitisation operations at 31/12/01 recorded at B.4 have been recalculated. Consequently, lines B.5, C.1, C.2 and C.3 have also been recalculated.
(*) Total prudential requiriments multiplied by the reciprocal minimum obligatory credit risk coefficent.

SECTION 9

OTHER LIABILITIES

Other liabilities amount to 1,000,353 thousand euros and are analysed as follows:

	31/12/02		31/12/01	
	thousands of €	%	thousands of €	%
- Other liabilities (caption 50)	851,226	85.1	684,111	83.1
- Accrued expenses and deferred income (caption 60)	149,127	14.9	139,398	16.9
Total	**1,000,353**	**100.0**	**823,509**	**100.0**

	31/12/02	31/12/01	Change absolute	%
9.1 CAPTION 50 "OTHER LIABILITIES"	**851,262**	**684,111**	**167,151**	**24.4**
- adjustment differential on discounted notes	253,844	8,725	245,119	-76.4
- miscellaneous accounts payable to branches	211,066	107,231	103,835	96.8
- amounts due to customers	94,172	147,082	-52,910	-36.0
- amounts in transit with branches	6,984	8,580	-1,596	-62.6
- amounts due to tax authorities on behalf of third parties	20,586	20,403	13,806	67.7
- beneficiaries of outstanding invoices	34,209	33,243	-19,281	-58.0
- staff charges	13,962	14,586	-4,999	-34.3
- amounts relating to securities transactions	9,587	11,816	-9,141	-77.4
- premiums related to option transactions	2,675	2,372	303	12.8
- amounts related to writedown on off-balance sheet transactions	7,362	7,434	-72	-1.0
- accrued costs to be recognised	698	4,352	-3,654	-84.0
- guarantee deposits from third parties	1,410	1,691	-281	-16.6
- amounts relating to tax collection service	699	686	13	1.9
- other	194,008	315,910	-121,902	-38.6

	31/12/02	31/12/01	Change absolute	%
9.2 CAPTION 60 "ACCRUED EXPENSES AND DEFERRED INCOME"	**149,127**	**139,398**	**9,729**	**7.0**
Accrued expenses:	83,940	95,191	-11,251	-11.8
– interest expenses due to banks	4,444	10,235	-5,791	-56.6
– interest expenses due to customers	2,666	2,436	230	51.6
– interest payable on debt securities	45,914	50,174	-4,260	-8.5
– differentials stemming from derivatives contracts	30,660	32,088	-1,428	-4.5
– others	256	258	-2	-0.8
Deferred income:	65,187	44,207	20,980	47.5
– premiums related to currency forward transactions	122	383	-261	-68.1
– differentials stemming from derivatives contracts	4,633	2,266	2,367	...
– discounted notes	2,250	2,407	-157	-6.5
– advanced rents and others related to leasing	56,070	36,835	19,235	52.2
– others	2,112	2,316	-204	-8.8

SECTION 10

GUARANTEES AND COMMITMENTS

Guarantees and commitments amount to 2,212,635 thousand euros and are analysed below:

	31/12/02		31/12/01	
	thousands of €	%	thousands of €	%
- Guarantees given (caption 10)	1,391,727	62.9	1,292,422	66.2
- Commitments (caption 20)	820,908	37.1	658,555	33.8
Total	**2,212,635**	**100.0**	**1,950,977**	**100.0**

	31/12/02	31/12/01	Change absolute	%
10.1 CAPTION 10 "GUARANTEES GIVEN"	**1,391,727**	**1,292,422**	**99,305**	**7.7**
(a) commercial guarantees	1,281,370	1,102,161	179,209	16.3
(b) financial guarantees	26,013	105,684	-79,671	-75.4
(c) assets held in guarantee	84,344	84,577	-233	...
Total	**1,391,727**	**1,292,422**	**99,305**	**7.7**
Caption 10 is analysed below:				
- joint securities	1,056	1,056	-	-
- sureties	1,252,001	1,146,218	105,783	9.2
- documentary and non documentary credits	50,078	51,057	-979	-1.9
- re-financing mortgages with Artigiancassa	-	-	-	...
- acceptances on behalf of third parties	4,249	9,514	-5,265	-55.3
- bond sureties on behalf of third parties	84,343	84,343	-	-
- other sureties on behalf of third parties	-	234	-234	-100.0

Item includes 17,155 euros relating to the purchase of branches from Capitalia.
Credit commitments related to non-performing loans amount to 29,007 thousand euros.
Reserve for guarantees and commitments, which amount to 4,551 thousand euros, cover all relevant risks.

	31/12/02	31/12/01	Change absolute	%
10.2 CAPTION 20 "COMMITMENTS"	**820,908**	**658,555**	**162,353**	**24.7**
(a) Commitments to extend credit (certain to be called on)	394,593	273,982	120,611	44.0
(b) Commitments to extend credit (not certain to be called on)	426,315	384,573	41,742	10.9
Commitments are analysed as follows:				
– stipulated mortgages to be granted	303,636	262,036	41,600	15.9
– purchases of securities to be settled	123,363	193,090	-69,727	-36.1
– deposits to be made with banks	2,551	-	2,551	...
– unused irrevocable lines of credit	77,199	81,898	-4,699	-5.7
– commitments with Deposit Protection Fund Liabilities (FITD)	14,914	13,381	1,533	11.5
– amounts to be granted to customers	823	-	823	...
– derivatives contracts on credits	258,949	60,000	198,949	331.6
– option on securities	5,165	12,485	-7,320	-58.6
– stipulated leasing transactions to be granted	29,427	35,626	-6,199	-17.4
– investment shares and quotas to be received	4,881	39	4,842	...
Total	**820,908**	**658,555**	**162,353**	**24.7**

	31/12/02	31/12/01	Change absolute	%
10.3 ASSETS HELD TO GUARANTEE THE BANK'S LIABILITIES	**504,384**	**442,886**	**61,498**	**13.9**
Securities held to guarantee:				
– advance from Bank of Italy	1,000	1,000	-	-
– bank drafts issued by Carige	20,440	18,575	1,865	10.0
– repurchase agreements	482,944	423,311	59,633	14.1
Total	**504,384**	**442,886**	**61,498**	**13.9**

	31/12/02	31/12/01	Change absolute	%
10.4 UNUSED LINES OF CREDIT BY THE BANK	**163,117**	**201,153**	**-38,036**	**-18.9**
(a) central banks	163,109	111,319	51,790	84.4
(b) other banks	8	89,834	-89,826	-100.0

10.5 FORWARD TRANSACTIONS

	31/12/02			31/12/01		
	Hedging	Trading	Other	Hedging	Trading	Other
1. Purchase/sale of:	10,914	327,252	-	21,680	243,685	-
1.1 Securities	-	144,975	-	-	162,182	-
– purchases	-	123,363	-	-	144,489	-
– sales	-	21,612	-	-	17,693	-
1.2 Currency	10,914	182,277	-	21,680	81,503	-
– currency against currency	-	11	-	-	-	-
– purchases against euro	10,051	42,992	-	7,288	41,183	-
– sales against euro	863	139,274	-	14,392	40,320	-
2. Deposits and loans	-	-	38,735	-	-	18,951
– to be made	-	-	5,281	-	-	-
– to be received	-	-	33,454	-	-	18,951
3. Derivatives contracts	2,712,553	2,794,802	80,923	1,951,927	2,050,604	35,923
3.1 With exchange of principal	263,559	65,562	-	219,257	446,903	-
(a) securities	106,329	6,616	-	62,027	58,600	-
– purchases	10,329	988	-	24,971	48,600	-
– sales	96,000	5,628	-	37,056	10,000	-
(b) currency	157,230	58,946	-	157,230	388,303	-
– currency against currency	-	0	-	0	53,075	-
– purchases against euro	157,230	29,473	-	157,230	170,614	-
– sales against euro	-	29,473	-	-	164,614	-
(c) other instruments	-	-	-	-	-	-
– purchases	-	-	-	-	-	-
– sales	-	-	-	-	-	-
3.2 Without exchange of principal	2,448,994	2,729,240	80,923	1,732,670	1,603,701	35,923
(a) currency	-	-	-	-	-	-
– currency against currency	-	-	-	-	-	-
– purchases against euro	-	-	-	-	-	-
– sales against euro	-	-	-	-	-	-
(b) other instruments	2,448,994	2,729,240	80,923	1,732,670	1,603,701	35,923
– purchases	1,140,215	1,418,855	-	765,451	794,648	-
– sales	1,308,779	1,310,385	80,923	967,219	809,053	35,923
Total	**2,723,467**	**3,122,054**	**119,658**	**1,973,607**	**2,294,289**	**54,874**

With regards to derivatives contracts, the column 'other transactions' includes the notional value of options stated separately from the related underlying structured bond issue of the Bank. The notional value of options incorporated in assets or liabilities which allow either the Bank or the counterparty to transform, after a certain period of time, the interest rate stipulated in the contract from fixed to floating, or vice versa, was recorded at section 11.6 'Maturities of assets and liabilities'.

10.6 DERIVATIVES CONTRACTS ON CREDITS

	31/12/02		31/12/01	
	Trading book	Banking book	Trading book	Banking book
1. Purchases	29,535	-	79,671	-
1.1 With exchange of principal	29,535	-	79,671	-
- Credit default product	29,535	-	79,671	-
2. Sales	226,949	32,000	50,000	10,000
2.1 With exchange of principal	52,000	32,000	50,000	10,000
- Credit default product	52,000	32,000	50,000	10,000
2.2 Without exchange of principal	174,949	-	-	-
- total rate of return swap	174,949	-	-	-
Total	**256,484**	**32,000**	**129,671**	**10,000**

Total principal of derivatives contracts amounts to 5,876.8 million euros (inclusive of basis swaps contracts for 1,047.7 milion of euros, the notional value of which is recorded at section 10.5).

PRINCIPAL (1)

	Interest rate	Exchange rate	Share rates	Other	Total
1. Trading contracts	1,957,150	58,946	196,283	271,484	2,483,863
1.1 Non-quoted trading contracts	1,957,150	58,946	189,667	271,484	2,477,247
Swaps (2)	1,782,960	-	-	-	1,782,960
Options bought	24,595	29,473	51,872	-	105,940
Options sold	149,595	29,473	137,795	-	316,863
Derivatives on credits	-	-	-	271,484	271,484
1.2 Quoted trading contracts	-	-	6,616	-	6,616
Futures bought	-	-	-	-	-
Futures sold	-	-	-	-	-
Options bought	-	-	988	-	988
Options sold	-	-	5,628	-	5,628
2. Non-quoted hedging contracts	1,974,729	157,230	196,230	17,000	2,345,189
Swaps (2)	1,700,540	157,230	-	-	1,857,770
Options bought	274,189	-	143,065	-	417,254
Options sold	-	-	53,165	-	53,165
Derivatives on credits	-	-	-	17,000	17,000
Total	3,931,879	216,176	392,513	288,484	4,829,052

(1) Principal in basis swaps is stated once.
(2) Caption includes basis swaps, cross currency swaps and interest rate swaps.

PRINCIPAL IN HEDGING CONTRACTS (1)	Swaps	Options bought	Options sold	Derivatives on credits	Total
1. Assets	948,503	104,854	53,165	17,000	1,123,522
Loans to customers	230,894	51,689	-	-	282,583
Trading securities	717,609	48,000	48,000	17,000	830,609
Equity investments	-	5,165	5,165	-	10,330
2. Liabilities	906,680	312,400	-	-	1,219,080
Bonds	906,680	312,400	-	-	1,219,080
3. Other (2)	2,587	-	-	-	2,587
Total	1,857,770	417,254	53,165	17,000	2,345,189

(1) Principal in basis swaps is stated once.
(2) Non-specific hedging contracts on interest-rate risk related to customer borrowing and lending.

PRINCIPAL IN CONTRACTS CLASSIFIED BY REMAINING CONTRACT LIFE(1)	Up to 12 months	From 1 to 5 years	More than 5 years	Total
1. Trading contracts	366,731	1,367,705	749,427	2,483,863
1.1 Non-quoted trading contracts	360,118	1,367,705	749,424	2,477,247
Swaps	298,286	963,446	521,228	1,782,960
Options bought	27,716	54,626	23,598	105,940
Options sold	34,116	78,149	204,598	316,863
Derivatives on credits	-	271,484	-	271,484
1.2 Quoted trading contracts	6,613	-	3	6,616
Futures bought	-	-	-	-
Futures sold	-	-	-	-
Options bought	985	-	3	988
Options sold	5,628	-	-	5,628
2. Non-quoted hedging contracts	575,006	759,127	1,011,056	2,345,189
Swaps	558,276	561,127	738,367	1,857,770
Options bought	11,565	133,000	272,689	417,254
Options sold	5,165	48,000	-	53,165
Derivatives on credits	-	17,000	-	17,000
Total	941,737	2,126,832	1,760,483	4,829,052

(1) Principal in basis swaps is stated once.

Derivatives business is carried out exclusively with primary banking and financial institutions and for this reason provisions for counterparty risk have not been made.
At 31/12/2002, there were no unsettled contracts.
Non-quoted contracts accounted for 99% of all derivatives contracts.

NON-QUOTED DERIVATIVES CONTRACTS (1)	Banks	Financial bodies	Others	Total
1. Principal	4,287,720	343,806	190,910	4,822,436
2. Trading contracts				
Positive market value	10,514	471	2,130	13,115
Negative market value	13,480	364	1,483	15,327
Potential credit equivalent	24,875	8,031	12,819	45,725
3. Hedging contracts				
Positive market value	36,794	1,440	-	38,234
Negative market value	43,711	14,462	-	58,173
Potential credit equivalent	34,207	3,656	-	37,863

(1) Principal relative to basis swaps is stated once.
(2) The trading contracts segment includes negative market values of 1.4 million euros relating to options incorporated into structured bond issues of the Group offset by positive market values of the same amount in the hedging derivatives segment.

Derivatives-related capital losses of 69.5 million euros and capital gains of 52.2 million euros were not recorded in the income statement. In particular, capital losses and gains stemming from hedging contracts related to the trading securities portfolio of 18.7 million euros and 1.6 million euros respectively, were not recorded (see section 2.3); capital losses and gains stemming from hedging contracts related to bonds issued of 18.8 million euros and 36,3 million euros respectively were also not recorded.

DEFERRED GAINS AND LOSSES	Losses	Gains
1. Trading contracts	13,948	14,344
1.1 Non-quoted trading contracts	13,948	14,156
Swaps	9,621	10,768
Options	4,224	3,234
Derivatives on credits	103	154
1.2 Quoted trading contracts	-	188
Futures	-	-
Options	-	188
2 Non-quoted hedging contracts	55,563	37,890
Swaps	53,432	27,593
Options	1,991	10,297
Derivatives on credits	140	-
Total	**69,511**	**52,234**

SECTION 11

CONCENTRATION AND DISTRIBUTION OF ASSETS AND LIABILITIES

Breakdowns of loans related to lists 11.2, 11.3, 11.5, 11.6 and 11.7 of this section include leased assets, which amount to 614,271 thousand euros and are exclusively connected to transactions with customers in euro.
On this basis, loans to customers amount to 9,360,848 thousand euros and not to 8,746,577 thousand euros (as caption 40 of assets).

11.1 SIGNIFICANT EXPOSURES

	31/12/02	31/12/01
(a) amount	540,537	274,675
(b) number	4	2

Significant exposures are those identified on the basis of "major lines of credit" as defined by the Bank of Italy.

11.2 DISTRIBUTION OF LOANS AND ADVANCES TO CUSTOMERS, BY CATEGORY

	31/12/02	31/12/01
(a) Governments	509,334	332,032
(b) Other public entities	553,722	569,312
(c) Non-financial businesses	5,339,428	4,534,770
(d) Financial institutions	651,694	909,982
(e) Personal businesses	554,844	495,865
(f) Other operators	1,751,826	1,333,720
Total	**9,360,848**	**8,175,681**

11.3 DISTRIBUTION OF LOANS TO RESIDENT NON-FINANCIAL BUSINESSES AND PERSONAL BUSINESSES

	31/12/02	31/12/01
(a) 1st branch of economic activity Wholesale and retail trade, salvage and repairs	1,099,272	995,244
(b) 2nd branch of economic activity Building and construction	947,883	873,625
(c) 3rd branch of economic activity Other market services	883,841	697,597
(d) 4th branch of economic activity Air and sea transport	390,021	319,675
(e) 5th branch of economic activity Hotel and catering services	303,808	236,163
(f) Other branches	2,133,554	1,813,507
Total	**5,758,379**	**4,935,811**

11.4 DISTRIBUTION OF GUARANTEES GIVEN, BY CATEGORY OF COUNTERPART

	31/12/02	31/12/01
(a) Governments	1	1
(b) Other public entities	6,794	6,024
(c) Banks	161,757	163,582
(d) Non-financial businesses	989,586	954,746
(e) Financial institutions	163,689	115,281
(f) Personal businesses	17,186	16,926
(g) Other operators	52,714	35,862
Total	**1,391,727**	**1,292,422**

11.5 GEOGRAPHIC DISTRIBUTION OF ASSETS AND LIABILITIES

	31/12/02			
Caption/countries	Italy	Other EU countries	Other countries	Total
1. Assets	12,115,358	845,130	108,296	13,068,784
1.1 Due from banks	988,212	302,317	29,700	1,320,229
1.2 Loans to customers	9,106,372	230,378	24,098	9,360,848
1.3 Securities	2,020,774	312,435	54,498	2,387,707
2. Liabilities	11,213,281	952,751	258,912	12,424,944
2.1 Due to banks	797,752	613,958	54,711	1,466,421
2.2 Deposits from customers	6,807,957	78,793	14,018	6,900,768
2.3 Securities issued	3,607,262	50,000	183	3,657,445
2.4 Others	310	210,000	190,000	400,310
3. Guarantees and Commitments	1,910,140	284,570	17,925	2,212,635

Caption/countries	Italy	Other EU countries	Other countries	Total
	31/12/01			
1. Assets	19,907,941	720,838	203,569	20,832,348
1.1 Due from banks	874,536	248,309	44,802	1,167,647
1.2 Loans to customers	8,053,870	113,625	8,186	8,175,681
1.3 Securities	2,291,185	358,904	150,581	2,800,670
2. Liabilities	9,838,037	1,132,920	249,757	11,220,714
2.1 Due to banks	560,733	840,392	38,096	1,439,221
2.2 Deposits from customers	5,738,126	82,492	17,533	5,838,151
2.3 Securities issued	3,538,880	36	160	3,539,076
2.4 Others	298	210,000	190,000	400,298
3. Guarantees and Commitments	1,816,449	125,467	9,061	1,950,977

Geographic distribution is analysed by reference to the counterparts' country of residence.

11.6 MATURITIES OF ASSETS AND LIABILITIES

Captions/Residual life	Repayable on demand	Up to 3 months	Between 3 and 12 months	Between 1 and 5 years		Beyond 5 years		Unspecified duration	Total
	31/12/02								
				fixed rate	indexed rate	fixed rate	indexed rate		
1. Assets	3,328,323	2,927,695	3,012,775	1,381,631	2,182,168	1,434,046	2,595,720	450,247	17,312,605
1.1 Treasury bonds eligible for refinancing	6	37,868	148,538	51,980	80,158	1,192	107,900	-	427,642
1.2 Due from banks	550,079	468,854	81,146	1,110	31,747	112	10,000	177,181	1,320,229
1.3 Loans to customers	2,579,316	612,635	1,140,952	525,545	1,673,627	570,436	1,985,271	273,066	1,747,871
1.4 Bonds and other fixed income securities	11,039	43,783	612,486	108,287	396,618	104,548	482,826	-	1,759,587
1.5 Off-balance sheet transactions	187,883	1,764,555	1,029,653	694,709	18	757,758	9,723	-	4,444,299
2 Liabilities	6,422,967	3,678,342	2,123,883	929,490	1,497,381	701,166	1,515,704	-	16,868,933
2.1 Due to banks	70,201	997,950	189,185	19,715	41,034	132,303	16,033	-	21,313,232
2.2 Deposits from customers	6,243,010	643,276	14,243	3	236	-	-	-	6,900,768
2.3 Securities issued	109,690	228,318	378,209	391,743	1,456,097	8,089	1,085,299	-	3,657,445
- bonds	5,087	43,530	190,225	374,690	1,439,736	8,089	1,085,299	-	10,558,213
- certificates of deposits	23,311	184,788	187,984	17,053	16,361	-	-	-	429,497
- other securities	81,292	-	-	-	-	-	-	-	81,292
2.4 Subordinated liabilities	-	-	-	-	-	-	400,000	-	400,000
2.5 Off-balance sheet									-
transactions	66	1,808,798	1,542,246	518,029	14	560,774	14,372	-	4,444,299

Caption "repayable on demand" includes assets and liabilities with residual life of not more than 24 hours.
Unspecified duration includes compulsory reserve, overdue loans and bad loans.
Sub-captions 1.5 and 2.5 include the notional value of options incorporated in structured mortgaged loans and bond issues which allow either the Bank or the counterparty, after a certain period of time, to transform the interest rate stipulated in the contract from fixed to floating, or vice versa.

				31/12/01					
Captions/Residual life	Repayable on demand	Up to 3 months	Between 3 and 12 months	Between 1 and 5 years		Beyond 5 years		Unspecified duration	Total
				fixed rate	indexed rate	fixed rate	indexed rate		
1. Assets	2,804,214	2,771,409	2,739,386	1,451,424	2,198,291	1,150,971	2,047,433	458,267	15,621,395
1.1 Treasury bonds eligible for refinancing	214	55,510	169,988	134,551	115,693	84,049	16,762	-	576,767
1.2 Due from banks	458,366	478,935	59,466	10,934	48,494	133	-	111,319	1,167,647
1.3 Loans to customers	2,120,636	1,064,573	1,026,790	427,119	1,312,524	411,902	1,598,718	213,419	8,175,681
1.4 Bonds and other fixed income securities	14,469	221,570	375,786	258,598	639,529	185,669	430,344	-	2,125,965
1.5 Off-balance sheet transactions	210,529	960,821	1,107,356	620,222	82,051	469,218	1,609	-	3,441,806
2. Liabilities	5,426,965	2,996,266	2,126,061	1,028,128	1,353,807	597,716	1,129,311	-	14,658,254
2.1 Due to banks	38,291	1,091,897	85,990	24,493	77,738	7,749	113,063	-	1,439,221
2.2 Deposits from customers	5,209,180	617,807	10,004	480	621	-	59	-	5,838,151
2.3 Securities issued	153,671	313,292	811,392	424,646	1,192,474	29,124	614,477	-	3,539,076
– bonds	51,199	91,219	584,905	399,269	1,173,251	29,124	614,477	-	2,943,444
– certificates of deposits	21,899	222,073	226,487	25,377	19,223	-	-	-	515,059
– other securities	80,573	-	-	-	-	-	-	-	80,573
2.4 Subordinated liabilities	-	-	-	-	-	-	400,000	-	400,000
2.5 Off-balance sheet	25,823	973,270	1,218,675	578,509	82,974	560,843	1,712	-	3,441,806
transactions	25,823	973,270	1,218,675	578,509	82,974	560,843	1,712	-	3,441,806

	31/12/02	31/12/01	Change absolute	%
11.7 ASSETS AND LIABILITIES DENOMINATED IN FOREIGN CURRENCY				
a) Assets	564,425	561,795	2,630	0.5
1. Due from banks	91,500	74,026	17,474	23.6
2. Loans to customers	427,159	307,821	119,338	38.8
3. Securities	44,812	175,103	-130,291	-74.4
4. Participating interests	382	369	13	4
5. Other	572	4,476	-3,904	-87.2
(b) Liabilities	654,626	679,117	-24,491	-3.6
1. Due to banks	414,720	448,620	-33,900	-7.6
2. Deposits from customers	78,340	72,698	5,642	7.8
3. Securities issued	161,566	157,799	3,767	2.4
4. Other	-	-	-	-

11. 8 SECURITISATION

Banca Carige carried out two securitisation operations: the first at the end of 2000 relating to non performing credits; the second at the end of 2001 relating to performing credits (mortgages). The Group's banking subsidiary Cassa di Risparmio di Savona securitised its bad loans portfolio at the end of 2002. Details are given below.

BANCA CARIGE'S SECURITISATION

a) Securitisation of bad loans

At the end of 2000 the Bank securitised without recourse a part of its bad loans portfolio. These loans were backed either fully or in part by voluntary or legally-enforced guarantees (gross value of *pro soluto* credits: ITL 566.4 bn; book value: ITL 440.6 bn; sale price: ITL 320 bn).

As special purpose vehicle for the transaction, Argo Finance a subsidiary of the Carige Group, issued the following three types of bonds:

- Class A 'Senior' bonds amounting to 40 million €.
- Class B 'Mezzanine' bonds amounting to 70 million €.
- Class C 'Junior' bonds amounting to 56.5 million euros; fully subscribed by Banca Carige, this issue is fully subordinate in principal and coupon payments to classes A and B.

The placement of the securities was carried out by Credit Suisse First Boston.

At 31st December 2002, of the three classes issued, Banca Carige held in its securities portfolio exclusively and fully the class C 'Junior' bonds for a value of 56.5 million €. These securities were placed in the Bank's investment portfolio. No writedowns have been effected on the book value of these securities in the light of the positive performance of receipts. The securitised bad loans represent the underlying for all three classes of securities issued.

Risks for the Bank resulting from this transaction are represented by: the class C bonds both for principal and interest; guarantees granted to holders of class A securities relating to interest payments; guarantees granted to holders of class B securities for both principal and interest; the credit line of 15 million € backing the class A and B bond issues granted by Banca Carige to Argo Finance; a limited recourse mortgage bond loan of 84.3 million €; an interest rate cap. The positive performance in repayment flows has meant that no writedowns were carried out.
The credit line, which at 31/12/02 was unused, was recorded at balance sheet caption 20 'Guarantees', whilst the limited recourse mortgage, also unused, was recorded, as required by the Bank of Italy, at caption 10 'Guarantees given'.

Banca Carige is the servicer for the transaction. Revenues on the credit portfolio at 30/12/02 amounted to 61,8 million euros, of which 28,0 million euros collected during the first half of the year. These amounts are in line with the repayment schedule defined at the start of the transaction. Scheduled total revenues to be collected at 31st December 2002 amount to 58.5 million euros.
Banca Carige bills Argo Finance One on a monthly and half-yearly basis for the service activity it performs. The half-yearly accounts are inspected by the Bank's auditors, KPMG SpA.
The service activity carried out by Banca Carige generated 1,119,800 in commission revenues, 1,991,800 in reimbursed legal costs and 2,291,400 in interest received on the class C Junior bonds. On the basis of interest-rate trends and conditions contained in the contract, no additional revenues were payable on the limited recourse mortgage.

As a result of the positive performance recorded by the repayment schedule, Fitch IBCA on 6/3/02 upgraded the class A securities transaction from "AA" to "AAA"; on 13th December 2002 the same institute upgraded the transaction relating to the class B securities from "AA-" to "AA".

The positive trend allowed for the full repayment of the class A securities (40 million) in addition to the earlier-than-scheduled repayment of part (9.8 million) of the capital relating to the class B securities.

b) Securitisation of performing loans

At the end of 2001, Banca Carige securitised its performing mortgages in order to improve liquidity in the light of considerable expansion in long-term lending to the family (mortgages, in particular).

A total of 13,858 mortgages was sold with a residual debt at 31/12/01, the date of ceding, on the part of customers amounting to 511.5 million euros.

The portfolio subject to sale was identified on the basis of objective criteria foreseen by the relevant legislation (Law 130/99).

In particular, the bundle of credits sold were mortgages granted to private customers for the purchase or renovation of property.

The bundle of credits ceded were as follows:

1) index-linked, first recorded mortgages/landed property loans distributed to private individuals prior to 31/7/2001;

2) mortgages with: a fixed repayment schedule with instalment due 31/12/2001; repayments in order with schedule via current account direct debit;

3) mortgages/landed property loans not classified either as bad loans or watchlists between 31/12/93 (exclusive) and 31/12/01 (inclusive).

The bundle of credits described above was sold on 31/12/01 to the special purpose vehicle Argo Mortgage, in which Banca Carige has a 5% indirect holding (535.5 million) via its subsidiary Columbus Carige Immobiliare (the regularity of the operation was evidenced by the signing of servicing, and guarantee and indemnity contracts in the time prescribed).

The prices of the credits ceded were calculated as the sum of the following two components:

- a initial price of 511.5 million euros equivalent to the nominal value of the credits ceded;
- a deferred price of 24.0 million euros calculated on the basis of profit extraction which, in particular, took into account the excess spread after the transaction costs relating to each payment date, intrinsic risk levels of the credits, possibility of anticipated re-payment of loan and subsequent loss of interest income. This spread was actualised using market rates at 31/12/01 on the basis of the duration of the transaction.

The payment of the first component of the price is linked to a securities issue, whilst the deferred price will be paid pro quota at each payment date in reference to the procedures foreseen in the contract and the payment priorities defined in the transaction. During 2002 deferred-price account payments totalled 0.3 million.

The ceding of the credits was completed by means of a service contract between Banca Carige and Argo Mortgage in addition to the contract of guarantees and indemnity

The asset backed securities issued by Argo Mortgage and the related payment were effected on 25 March 2002. The securities issued are as follows:

Class	Amount in millions of euro	Rating by Moody's/Fitch (***)	Expected duration (*)	Contractual Maturity	Effective expected duration (*)	Euribor 3 months margin in basis points (**)	Credit enhancement
A	478	Aaa/AAA	March 2009	October 2036	4.3 years	26	8.0%
B	22	Aa2/AA	March 2009	October 2036	6.8 years	450	3.7%
C	11.5	Baa2/BBB	March 2009	October 2036	6.8 years	145	1.5%
D	9.2	Not rated		October 2036			

(*) assuming Argo Mortgage exercises its call option in January 2009;
(**) step up of applicable spread if call option is not exercised;
(***) the rating was assigned by Moody's and Fitch/IBCA on the basis of due diligence. The rating will be reviewed annually on the basis of collection flows and deviance from business plans.

The class A, B and C securities are quoted on the Luxembourg bond market and have been fully subscribed exclusively by European institutional investors, Italian included.

Class B and C securities were subscribed by Banca Carige. The class D issue was subscribed fully by Banca Carige.

Payment priority will be as follows:

- the payment of senior expenses and swap interest rate, followed by:
- the payment of coupon on class A securities at maturity dates prior to maturity at October 2003, followed by:
- the payment of coupon on class B securities on the basis of cumulative default ratio, followed by:
- the payment of coupon on class C securities

with residual available amounts at each payment date to be paid into a capital accumulation account.

From the October 2003 date of payment onwards, the order of priority is as follows:

- the repayment of amortisation paid on class A securities, followed, on the basis of the cumulative default ratio, by:
- the payment of coupon on class B securities and the repayment of amortisation paid on class B securities, followed by:
- the payment of coupon on class C securities and the repayment of amortisation relating to the same securities.

The repayment of principal and interest of class D securities is subordinate to the first three classes.

The transaction proceeds according to schedule. Consequently, no value adjustments relating to the Bank's relations with Argo Mortgage were required.

The role of servicer of the transaction was carried out on Argo Mortgage's behalf by Banca Carige.

All proceeds relating to the securitised credits will be in the form of mortgage instalment payments made by mortgage borrowers at the counters of Banca Carige, the latter, as foreseen in the contractual documentation regulating the securitisation transaction, carrying out the role of both account bank and cash manager. Both roles are compatible with the corporate service contract signed between Banca Carige and Argo Mortgage in that Banca Carige will perform the accounting duties on behalf of the special purpose vehicle.

During the first half of 2002, total revenues collected amounted to 97.5 million euros, of which 51.1 million euros in capital instalments, 26.4 million euros in interest instalments, 20.0 million in advanced repayments, interest and penalty charges.

The performance in revenue collection is proof that the transaction is proceeding according to schedule.
On 29th July 2002, the Bank collected as foreseen in the repayment schedule revenues in the form of accrued interest totalling 4 million euros on the nominal value of the mortgages sold. The interest was calculated on the

period from the sale of the mortgages (1st January 2002) to the payment date of the initial price (29th March 2002), in addition to 0.4 million euros in commission income.

The transaction will be monitored by the Bank of New York in its payment report and by Banca Carige in its quarterly and investor reports, and certified by the independent auditors.

Banca Carige SpA provided the special purpose vehicle with the cash collateral foreseen by the transaction (quota of the tranche of class D securities totalling 7.8 million) which during the year, as a result of the regular repayment flows scheduled by the contract, reached the figure (10.4 million) projected in the contract.

The London offices of the Bank of New York will represent the bond holders as well as being agent and security trustee. The same bank's Luxembourg offices will act as agent for Luxembourg.
The Milan offices of BNP Paribas Security Services will be payment agent for the transaction.
The arrangers of the transaction were CSFB and CDC IXIS.

The counterparty of the IRS contracts utilised by Argo Mortgage for cover against interest rate fluctuations latent in the securitised credits is CDC IXIS.

CASSA DI RISPARMIO DI SAVONA'S SECURITISATION

At the end of 2002, Cassa di Risparmio di Savona securitised the entirety of its bad loans portfolio. The advantages of this transaction can be summarised as follows:

- previously illiquid asset positions with low returns can now benefit from higher-yielding market interest rates;
- securitisation achieves qualitative improvements in the bank's risk portfolio;
- higher credit rating of the bank has cost benefits for the Banca Carige Group in its funding requirements on international markets.

As stated above, the entirety of the bank's bad loans were sold en bloc to the special purpose vehicle Priamar Finance (holdings on the part of Stitching Faro of Amsterdam and Banca Carige of, respectively, 95% and 5%). The bad loans securitised were classified as such at 31/12/01 and were still effective at 11/12/02, backed either fully or in part by voluntary or legally-enforced guarantees.

The portfolio subject to sale was identified on the basis of objective criteria foreseen by relevant legislation (Law 130/99 and article 58, Law decree 385/93).

The credits sold (contract date: 23/12/02 with effect from 11.59 pm of 31/12/02) consisted of 1,085 debt positions (equivalent to 2,238 sub-items).

The gross value of credits sold excluding previous reductions was calculated at 68.8 million. The corresponding net value was 33.7 million after previous writedowns. The sale price, fixed at 28 million, determined a loss on securitisation of 5.7 million.

All the loans securitised were denominated in euro and were granted to customers resident in Italy.

In terms of credit risk concentrations, with reference to the total gross exposure, sub-items up to 100,000 euros account for 93% of total debt positions and 37% of the total loan amounts granted; six exposures exceed 2% of the total at 10,707,000 euros.

The total gross exposure is distributed by sector in the following way: non-financial businesses 48%; financial businesses 1%; family businesses 30%; others 21%.

All proceeds relating to the securitised credits will be collected at the counters of Banca Carige, the latter, as foreseen in the contractual documentation regulating the securitisation transaction, carrying out the role of both account bank and cash manager. Both roles are compatible with the administrative service contract signed between Banca Carige and Priamar Finance in that Banca Carige will perform the accounting duties on behalf of the special purpose vehicle.

The role of servicer of the transaction was assigned to Banca Carige by Priamar Finance.

Priamar Finance is both assignee of the credits and issuer of the securities.

The London offices of the Bank of New York will represent the bond holders in addition to performing the duties of calculation agent, security trustee, and payment agent. The same bank's Luxembourg offices will act as agent for Luxembourg.

Arranger and lead manager of the operation is WestLB.

The asset backed securities issued by Priamar Finance on 21st February 2003 are as follows:

Class	Amount in millions of euro	Expected duration	Interest rate
A	18.0	4.6 years	Euribor 3 months + 0.15%
B	10.2		4% plus any residual portfolio cash flows

The maturity indicated in the table is that forecasted by the business plan. The expiry date of the operation has been fixed at 31/12/2016.

The class A securities are quoted on the Luxembourg bond market; class B securities are unquoted.

Class B securities were subscribed by Cassa di Risparmio di Savona and will be placed in that bank's investment securities portfolio.

The securities are not rated.

Payment priority will be as follows:

- the payment of coupon on class A securities, followed by the principal; on completion of this
- the payment of coupon on class B securities, followed by the principal.

As stated above, the payment of coupon and principal relating to class B securities is fully subordinated to the class A issue.

Credit enhancement of the issue is represented, in addition to the class categorization and payment priority described above, by a line of credit, a limited recourse bond loan, and an interest cap covering interest rate risk exposure.

Banca Carige has opened a revolving credit line in favour of Priamar Finance of 2.5 million for the duration of the bond issue, renewable on a yearly basis. This line of credit will be used in the case of any temporary interruptions in repayment flows. Reimbursement of the credit to Banca Carige will be effected according to the conditions stipulated in the contract between Banca Carige and Priamar Finance. Repayment of the line of credit utilised is subordinated to the interest and capital repayments relating to the class A securities.

As stated above, Priamar Finance is covered by an interest rate cap (expiry date 2010 at 5.75% p.a., re. euribor 6 months) the premium of which was paid by Banca Carige up front at the issuing of the securities.

Cassa di Risparmio di Savona has made available a limited recourse mortgage in the form of Italian government stock of around 22.5 million.

The operation took effect at the end of the year. The contract foresees that a quota of the repayment flows in December were to be collected by the SPV. The amount collected – 0.4 million – was as scheduled.

The credit granted by Cassa di Risparmio di Savona to Priamar Finance is stated in the bank's financial statements at balance sheet caption 40 "Loans to customers".

The securities issue, which took place as scheduled on 21st February 2003, determined the regular payment of the credits sold. Following this, Cassa di Risparmio di Savona subscribed the class B securities, which will be included in the bank's investment securities portfolio together with the securities relating to the limited recourse mortgage granted to the special purpose vehicle.

c) Asset backed securities in portfolio at 31/12/02.

Within the trading securities portfolio at 31/12/02 are securities deriving from securitisation transactions carried out by other parties totalling 153,823 thousand euros. These securities can be classified as follows:

C1) ASSET BACKED SECURITIES IN PORTFOLIO AT 31/12/02 DERIVING FROM STRUCTURED SECURITISED CREDITS CARRIED OUT BY OTHER PARTIES

	Underlying	Senior securities	Mezzanine Securities	Junior securities
(a)	Mortgages	12,051	1,000	-
(b)	Corporate loans	10,991	3,977	-
(c)	Consumer credits	6,771	-	-
(d)	Securities	-	-	250
(e)	Various other credits	9,880	-	-
(f)	Various other non-performing credits	20,749	5,976	-
Total		**60,442**	**10,953**	**250**

Writedowns relating to the above carried out according to the accounting principles illustrated in section 1 of the explanatory notes amounted to 84 thousand euros.
Investments made in the form of these securities during 2002 are accounted for at income statement captions 10 'Interest income' and 60 'Gains (losses) from financial transactions' and are respectively 1,750 thousand euros (interest income) and 1,275 thousand euros (gains/losses on securities and foreign exchange and svalutation). Details are given in the table below:

EFFECTS ON INCOME STATEMENT 2002 STEMMING FROM ASSET BACKED SECURITIES IN PORTFOLIO AT 31/12/02 DERIVING FROM STRUCTURED SECURITISED CREDITS CARRIED OUT BY OTHER PARTIES

Underlying	Senior securities			Mezzanine securities			Junior securities		
	Interest	Gains/ Losses	Write-downs	Interest	Gains/ Losses	Write-downs	Interest	Gains/ Losses	Write-downs
a) Mortgages	644	-612	-	44	-	-	-	-	-
b) Corporate loans	389	13	-	101	-	93	-	-	-
c) consumer credits	309	9	-	-	-	-	-	-	-
d) securities	-	-	-	-	-	-	96	-	550
e) various other credits	316	-721	542	-	-	-	-	-	-
f) various other non-performing credits	998	-	68	268	100	24	-	-	-
Total	**2,656**	**-1,311**	**610**	**413**	**100**	**117**	**96**	**-**	**550**

C2) ASSET BACKED SECURITIES IN PORTFOLIO AT 31/12/02 DERIVING FROM STRUCTURED SECURITISED CREDITS CARRIED OUT BY BANCA CARIGE GROUP COMPANIES

	Underlying	Senior securities	Mezzanine Securities	Junior securities (1)
(a)	Mortgages	-	200	9,190
(b)	Corporate loans	-	-	-
(c)	Consumer credits	-	-	-
(d)	Securities	-	-	-
(e)	Various other credits	-	-	-
(f)	Various other non-performing credits	500	1,990	56,500
Total		**500**	**2,190**	**65,690**

(1) Securities recorded in the investment securities portfolio of Banca Carige.

Writedowns relating to the above carried out according to the accounting principles illustrated in section 1 of the explanatory notes.

Investments made in the form of these securities during 2002 are accounted for at income statement captions 10 'Interest income' and 60 'Gains (losses) from financial transactions' and are respectively 1,494 thousand euros (interest income) and 87 thousand euros (gains/losses on securities and foreign exchange). Details are given in the table below:

EFFECTS ON INCOME STATEMENT 2002 STEMMING FROM ASSET BACKED SECURITIES IN PORTFOLIO AT 31/12/02 DERIVING FROM STRUCTURED SECURITISED CREDITS CARRIED OUT BY BANCA CARIGE GROUP COMPANIES

Underlying	Senior securities			Mezzanine securities			Junior securities		
	Interest	Gains/ Losses	Write-downs	Interest	Gains/ Losses	Write-downs	Interest	Gains/ Losses	Write-downs
a) Mortgages	-	1	-	171	91	-	-	-	-
b) Corporate loans	-	-	-	-	-	-	-	-	-
c) consumer credits	-	-	-	-	-	-	-	-	-
d) securities	-	-	-	-	-	-	-	-	-
e) various other credits	-	-	-	-	-	-	-	-	-
f) various other non-performing credits	21	-	-	80	-	10	-	-	-
Total	**21**	**1**	**-**	**251**	**91**	**10**	**-**	**-**	**-**

(1) Securities recorded in the investment securities portfolio of Banca Carige.

SECTION 12

ADMINISTRATION AND DEALING ON BEHALF OF THIRD PARTIES

	31/12/02	31/12/01	Change absolute	%
12.1 DEALING OF SECURITIES				
a) Purchases	246,637	328,986	-82,349	-25.0
1. Settled	232,269	312,787	-80,518	-25.7
2. Unsettled	14,368	16,199	-1,831	-11.3
(b) Sales	579,739	428,897	150,842	35.2
1. Settled	578,884	422,769	156,115	36.9
2. Unsettled	855	6,128	-5,273	-86.0

	31/12/02	31/12/01	Change absolute	%
12.2 PRIVATE BANKING	**1,954,304**	**2,143,309**	**-189,005**	**-8.8**
1. Securities issued by the Bank	5,080	6,467	-1,387	-21.4
2. Other securities	1,949,224	2,136,842	-187,618	-8.8

The figures shown correspond to total market values of property included within administration and trading on behalf of third parties. Item includes 97,580,000 euros relating to the purchase of branches from Capitalia.
The caption includes wealth accumulation service on behalf of third parties pursuant to article 24, Legislative decree 58/98 amounting to 21,521 thousand euros, including the sum managed by the Carige Open Pension Fund launched in compliance with article 9, Legislative decree 124/93.

	31/12/02	31/12/01	Change absolute	%
12.3 CUSTODY AND ADMINISTRATION OF SECURITIES				
(a) third-party securities held in deposit (private banking not included)	15,754,018	14,292,197	1,461,821	10.2
1. Securities issued by Group companies	3,254,054	2,784,897	469,157	2.5
2. Other securities	12,499,964	11,507,300	992,664	8.6
(b) third-party securities deposited with third-parties	14,037,144	14,320,323	-283,179	-2.0
(c) portfolio securities deposited with third parties	1,184,597	1,636,961	-452,364	-27.6

Depositary bank-related securities in custody amounted to 2,770,078 thousand euros.
Items 12.3 a) and b) include third party securities relating to deposits acquired from the Capitalia group totalling 646,140,000.

12.4 COLLECTION OF THIRD PARTY RECEIVABLES: DEBIT AND CREDIT ADJUSTMENTS		
	31/12/2002	31/12/2001
(a) debit adjustments	940,346	1,008,851
1. current accounts	11,094	10,919
2. bills portfolio	668,592	594,839
3. cash	40,423	168,113
4. other	220,237	234,980
(b) credit adjustments	1,193,979	1,017,383
1. current accounts	9,023	8,818
2. bills and other items for collection	1,184,883	1,008,525
3. other	73	40

	31/12/02	31/12/01	Change absolute	%
12.5 OTHER TRANSACTIONS	**1,086,481**	**1,502,622**	**-416,141**	**-27.7**
- Other banks' share of pool operations	901,578	1,299,935	-398,357	-30.6
- *Total bills related to factoring* transactions ("pro solvendo")	166,916	181,464	-14,548	-8.0
- Amounts managed on behalf of public bodies	17,987	21,223	-3,236	-15.2

12.6 INFORMATION CONCERNING STRUCTURED SECURITISED CREDITS

At the end of 2000, Banca Carige securitised a part of its bad loan portfolio pursuant to Law 130/99 in collaboration with the special purpose vehicle, Argo Finance One; as at 31/12/01, Argo Finance One was a member of the Banca Carige Group (Group holding: 60%).
In relation to this transaction and in accordance with the Bank of Italy's ruling (letter no. 6464 of 31st July 2001) the following details are given below: information required regarding transactions carried out with Argo Finance One in the form given in part D of the explanatory notes and the relative attachment to the financial statements of the *transferee and issuer of asset backed securities prepared in accordance to the Bank of Italy's guidelines contained* in note no. 3019 of 5th April 2000.

1. QUALITATIVE INFORMATION

1.1 A description of the transaction and its progress

Date of transaction: 21st December 2000: with effect from 11.59 pm of 31st December 2000, the completion of the contract regarding the purchase of the credits; 27th March 2001: the issue of securities financing the purchase.

Transferor: Banca Carige SpA with its head offices in Via Cassa di Risparmio 15, Genoa.

Credits transferred: Banca Carige agreed to transfer without recourse a part of its bad loans portfolio in accordance with articles 1 and 4 of Law 130/99 backed either fully or in part by voluntary or legally-enforced guarantees at an agreed price of ITL 320 bn. The portfolio at the date of transfer amounted to ITL 566.4 bn, gross, corresponding to a book value for Banca Carige of 440.6 bn, net.

The portfolio subject to sale was identified on the basis of objective criteria foreseen by the relevant legislation (Law 130/99).
The credits sold were of the following types: a) landed property loans, b) lending of various forms backed by voluntary and/or legally-enforced guarantees in the form of real estate in addition to non-mortgaged loans of various types. Credits not transferred included syndicated loans, leasing, and credits below 25,822.84 €. (Lit. 50 million).

The state of the transaction: the transaction, started in January 2001, is progressing according to schedule. In particular, collection flows at 31st December 2002 amounted to 61,8 million euros .

1.2 The Parties involved

Purchaser of the credit: Argo Finance One, a company formed on 27th October 2000 in accordance to article 3 of Law 130/99 with its head offices in Via Cassa di Risparmio 15, Genoa. The company is enrolled with the Genoa companies register and with the register of monetary financial institutions held by the Italian exchange office – Ufficio Italiano Cambi, as foreseen by article of 106 of the Italian consolidated banking Law, and enrolled in the special list of companies foreseen by the same Law (article 107).

Servicer: The transferor Banca Carige SpA is encharged with the collection of the credits ceded in addition to the payment services foreseen by the servicing contract stipulated between Banca Carige and Argo Finance One for which it, Banca Carige, will receive commission and reimbursement of expenses incurred.

Representative of the Noteholders: The Bank of New York, London branch.

Collection account bank: Banca Carige SpA

Investment account bank/cash manager: Banca Carige SpA

Calculation agent/Paying agent: The Bank of New York, London branch

CAP Counterparty: Banca Carige SpA

Luxembourg agent: Kredietbank S.A. Luxemburgeoise

Administrative services provider: Banca Carige SpA

Transferor's obligations: at the transfer date, Argo Finance One, as issuer, and Banca Carige SpA as transferor, stipulated a contract of guarantee and indemnity according to the terms of which the transferor provides the issuer with specific guarantees in relation to the portfolio and accepts to bear any specific costs, expenses and liabilities of the issuer deriving from the purchase and holding of the portfolio.

1.3 The nature of the securities issued

Limited recourse asset backed securities: the notes issued by the SPV Argo Finance One on 27th march 2001 are made up of floating-rate bonds with the following characteristics:

Class A

Currency: euro
Amount: 40 million €
Rate: floating
Parameter: Euribor at 6 months + 0.60% p.a.
Coupon: twice-yearly
Duration: 19 years, 3 months (maturity July 2020) average expected duration 1.89 years.
Re-payment: re-payment related to recovery of underlying credits
Rating: Moody's: Aaa; Fitch-Ratings: AA
Listing: Luxembourg bond market

Class B

Currency: euro
Amount: 70 million €
Rate: floating
Parameter: Euribor at 6 months + 0.45% p.a.
Coupon: twice-yearly
Duration: 19 years and 3 months (maturity July 2020) average expected duration 4.90 years
Re-payment: re-payment related to recovery of underlying credits
Rating: Moody's: Aa1; Fitch-Ratings Ltd: AA
Listing: Luxembourg bond market

Class C

Currency: euro
Amount: 56.5 million €
Rate: floating
Parameter: 4% p.a. plus a further remuneration equal to residual yields subordinate to payment of classes A and B, and portfolio payment cash flows
Coupon: twice-yearly
Duration: 19 years and 3 months (maturity July 2020) average expected duration 8 years
Re-payment: re-payment related to recovery of underlying credits
Listing: not listed
The ratings assigned refer to the probability of principal and interest re-payments at maturity. Class C notes are not rated.

The re-payment of capital can occur no sooner than 18 months after issue. After this, repayment will be made at the same time as the coupon according to the repayment schedule for an amount corresponding to available funds on the basis of the following order of priority:

1. Coupon class A notes;
2. Coupon class B notes;
3. Principal class A notes;
4. Principal class B notes;
5. Coupon class C notes;
6. Principal class C notes.

1.4 Other financial transactions

Banca Carige has opened a credit line in favour of Argo Finance One with regards specifically to the issue of class A and B securities amounting to 15 million € indexed at euribor 6 months plus 0.20% per annum.
This credit line will guarantee the prompt payment of interest payable on the above-mentioned securities and the repayment of principal at maturity.
Furthermore, Banca Carige has granted a limited recourse mortgage to Argo Finance One in the form of Italian government securities with a market value of 84,316,000 with maturity at 31/7/2020. Interest charges for Argo Finance One ('the issuer') are as follows:

- interest equivalent to the coupon paid out on the Italian government securities subject of the mortgaged loan and collected by the issuer at each payment date, plus
- an amount equivalent to the difference between the interest that would accrue at euribor on the amount advanced to Argo Finance One and the interest income received by the issuer on the Italian government securities in its possession in the same period.

Within the confines of the limited recourse mortgage the Italian government securities in the issuer's possession represent a pledge in favour of class B bondholders and consistent with its credit support role the issuer will be repaid only after the class B bondholders have been liquidated (principal and interest).
An interest rate cap has also been stipulated between Banca Carige and Argo Finance One in order to offer Argo Finance cover against latent interest rate risk in the underlying as a result of possible misalignment between securitised assets on the one hand and liabilities in the form of securities issued on the other.

2. TRANSACTION AS AT 31ST DECEMBER 2002

Attachment 1 to the explanatory notes is summarised as follows:

Synthesis of securitised assets and securities issued

Euro

	Transaction as at 31/12/02	Transaction as at 31/12/01
ASSETS		
A. Assets securitised	120,229,844	138,054,359
- loans	120,229,844	138,054,359
B. Use of available amounts stemming from securitisation	55,796,341	34,365,250
- debt securities		30,328,410
- others	55,796,341	4,036,840
Available amounts in liquid form	54,780,920	2,731,182
Others	1,015,421	1,305,658
TOTAL ASSETS	**176,026,185**	**172,419,609**
LIABILITIES		
C. Securities issued	166,500,000	166,500,000
- class A:	40,000,000	40,000,000
- class B:	70,000,000	70,000,000
- class C:	56,500,000	56,500,000
D. Financing received	-	-
E. Other liabilities	8,094,270	7,658,228
Balance 2001	(1,738,619)	-
Amounts payable to Banca Carige SpA	6,888,229	4,248,852
Other items	2,944,660	3,409,376
TOTAL LIABILITIES	**174,594,270**	**174,158,228**
COSTS		
F. Interest charges payable on securities issued	6,748,647	5,974,718
G. *Transaction-related commissions and fees*	3,162,653	2,660,249
- servicing	3,111,666	2,632,072
- other services	50,987	28,177
H. Other charges	9,415,161	16,694,504
- loan losses	254,828	243,008
- expected losses on loans	8,954,321	16,096,100
- other management charges	206,012	355,396
TOTAL COSTS	**19,326,461**	**25,329,471**
PROCEEDS		
I. Interest generated by securitised assets	8,954,321	16,096,100
L. Other proceeds	11,804,055	7,494,752
- interst income on securities	1,164,085	411,750
- interest income from bank deposits	213,566	233,505
- recoveries on loans (amounts collected)	10,426,404	6,849,497
TOTAL PROCEEDS	**20,758,376**	**23,590,852**

3. QUANTITATIVE INFORMATION

3.1 Credit-related flows

Details given below relate to the situation of the securitised assets at 31/12/2002 and subsequent positive and negative variations recorded during the year.

(in millions of euros)	
Amount of credits purchased at 31/12/2001	138.1
Decreases related to collections for the year	-28.0
Decreases from losses	-0.3
Increases stemming from writebacks	10.4
Increases stemming from interest on late payment	9.0
Decreases for expected losses	-9.0.
Balance at 31/12/02	120.2

3.2 Cash flows

Cash flows relating to amounts collected from securitised credits totalled 28.0 million euros in line with the payment scheduled defined.

The table below illustrates the flows forecasted in the offering circular for the asset backed securities for the first 12 years along with flows already collected.

(millions of euros)

	2001	2002	2003	2004	2005	2006	2007	2008	2009	2010	2011	2012
Foreseen	33.2	25.3	21.8	19.2	16.5	15.1	12.9	11.0	10.1	9.1	7.7	6.9
Collected	33.8	28.0										

As a result of the positive performance recorded by the repayment schedule, Fitch IBCA on 6/3/02 upgraded the class A securities transaction from "AA" to "AAA"; on 13th December 2002 the same institute upgraded the transaction relating to the class B securities from "AA-" to "AA".

Liabilities

There is no pre-defined payment schedule for Class A, B and C notes as this is directly dependant on the proceeds stemming from the credits sold.
All classes have a July 2020 maturity.

3.3 Breakdown by location and risk concentration

All the credits are denominated in euro and all the customers owing amounts are resident in Italy.
The portfolio is made up by 1,363 customers owing amounts and includes 3,611 debt items.
The composition of the portfolio at 31/12/02 is shown by subdivisions according to amounts owed. There are two credit positions which singly account for more than 2% of the total portfolio. The three positions total 11.5 million euros.

Amounts owed in thousand euros	Items	Gross amounts in thousand euros at 31/12/02
< 12.5	1,614	7,346
12.5 - 50	969	26,893
50 - 125	599	47,369
125 - 250	232	39,662
250 - 750	154	61,386
> 750	43	70,625
Total	3,611	253,281

4. TRANSACTION RELATED EVENTS Q1 2003

After 31st December 2002, the operation proceeded according to schedule.

The positive trend allowed for the full repayment of the class A securities (40 million) in addition to the earlier-than-scheduled repayment of part (9.8 million) of the capital relating to the class B securities.

PART C
CONSOLIDATED INCOME STATEMENT

SECTION 1

INTEREST

	31/12/02	31/12/01	Change absolute	%
1.1 CAPTION 10 "INTEREST INCOME AND SIMILAR REVENUES"	**635,012**	**682,992**	**-47,980**	**-7.0**
(a) on deposits with banks	24,475	28,407	-3,932	-13.8
including:				
– deposits with central banks	4,593	6,152	-1,559	-25.3
(b) on loans and advances to customers	486,147	506,940	-20,793	-4.1
including:				
– loans using funds managed on behalf of third parties	4	4	-	-
(c) on certificates of indebtedness	123,716	147,251	-23,535	-16.0
(d) other interest income	364	394	-30	-7.6
(e) positive differentials on hedging transactions	310	-	310	...

	31/12/02	31/12/01	Change absolute	%
1.2 CAPTION 20 "INTEREST EXPENSE AND SIMILAR CHARGES"	**280,157**	**324,108**	**-43,951**	**-13.6**
(a) on deposits from banks	34,088	81,838	-47,750	-58.3
(b) on deposits from customers	78,702	86,081	-7,379	-8.6
(c) on securities issued	130,240	142,513	-12,273	-8.6
including:				
– certificates of deposits	13,045	17,515	-4,470	-25.5
(d) on funds managed on behalf of third parties	2	3	-1	-33.3
(e) on subordinated liabilities	17,291	4,702	12,589	...
(f) negative differentials on hedging transactions	19,834	8,971	10,863	...

	31/12/02	31/12/01	Change absolute	%
1.3 CAPTION 10 "INTEREST INCOME AND SIMILAR REVENUES"				
a) on foreign currency assets	14,940	30,182	-15,242	-50.5

	31/12/02	31/12/01	Change absolute	%
1.4 CAPTION 20 "INTEREST EXPENSE AND SIMILAR CHARGES"				
a) on foreign currency liabilities	36,181	26,385	9,796	37.1

SECTION 2

COMMISSION

	31/12/02	31/12/01	Change absolute	%
2.1 CAPTION 40 "COMMISSION INCOME"	**184,235**	**166,253**	**17,982**	**10.8**
(a) guarantees given	6,224	5,871	353	6.0
(b) credit risk derivatives	325	45	280	...
(c) management, dealing and consultancy services:	72,480	73,011	-531	-0.7
1. securities dealing	1,505	1,733	-228	-13.2
2. foreign currency dealing	3,282	3,743	-461	-12.3
3. private banking	8,287	8,327	-40	-0.5
4. custody and administration of securities	2,721	2,320	401	17.3
5. depositary bank	2,387	2,367	20	0.8
6. placement of securities	43,062	44,606	-1,544	-3.5
6.1 *placement of quotas in mutual funds*	42,705	44,088	-1,383	-3.1
6.2 placement of other securities	357	518	-161	-31.1
7. acceptance of orders	4,834	4,169	665	16.0
8. Consultancy	-	-	-	-
9. distribution of third party products	6,402	5,747	655	11.4
9.1 private banking	26	34	-8	-23.5
a) individuals	26	34	-8	-23.5
9.2 insurance products	2,734	2,009	725	36.1
9.3 other products	3,642	3,704	-62	-1.7
(d) collection and payment services	38,136	32,020	6,116	19.1
(e) servicing relating to securitisation	1,510	1,353	157	...
(f) tax and rates collection	-	-	-	-
(g) other services	65,560	53,953	11,607	21.5

	31/12/02	31/12/01	Change absolute	%
2.2 CAPTION 40 "COMMISSION INCOME": "DISTRIBUTION CHANNELS OF PRODUCTS AND SERVICES				
(a) distribution at Carige branches	57,730	58,630	-900	-1.5
1. asset management	8,287	8,327	-40	-0.5
2. securities placement	43,041	44,557	-1,516	-3.4
3. services relating to third party products	6,402	5,746	656	11.4
(b) distribution at outlets other than at head office	21	50	-29	-58.0
1. asset management	-	-	-	-
2. securities placement	21	49	-28	-57.1
3. services relating to third party products	0	1	-1	...

	31/12/02	31/12/01	Change absolute	%
2.3 CAPTION 50 "COMMISSION EXPENSES"	**13,705**	**12,711**	**994**	**7.8**
(a) guarantees received	532	524	8	1.5
(b) credit risk derivatives	-	-	-	-
(c) management and dealing services:	2,847	3,013	-166	-5.5
1. securities dealing	1,166	1,154	12	1.0
2. foreign currency dealing	-	-	0	...
3. private banking	295	483	-188	-38.9
4. custody and administration of securities	1,092	1,202	-110	-9.2
5. placement of securities	179	11	168	...
6. securities, products and services not delivered at the Bank's head office	115	163	-48	-29.4
(d) collection and payment services	8,832	8,412	420	5.0
(e) other services	1,494	762	732	96.1

SECTION 3

GAINS FROM FINANCIAL TRANSACTIONS, NET

	31/12/02	31/12/01	Change absolute	%
3.1 CAPTION 60 "GAINS FROM FINANCIAL TRANSACTIONS, NET"	-5,844	4,427	-10,271	...

	31/12/02 Transactions		
	securities	currency	other
A 1 Revaluations	1,085	-	1,749
A 2 Write-downs	21,149	-	4,793
B. Other gains and losses	26,572	1,941	- 11,249
Total	**6,508**	**1,941**	**- 14,293**
1. Government securities	9,051		
2. Certificates of indebtedness	9,652		
3. Shares and other equity securities	-12,955		
4. Derivatives on securities as underlying	760		

	31/12/01 Transactions		
	securities	currency	other
A 1 Revaluations	2,774	-	8,076
A 2 Write-downs	26,637	-	3,018
B. Other gains and losses	19,594	3,824	-186
Total	**-4,269**	**3,824**	**4,872**
1. Government securities	9,771		
2. Certificates of indebtedness	2,330		
3. Shares and other equity securities	-18,001		
4. Derivatives on securities as underlying	1,631		

SECTION 4

ADMINISTRATIVE COSTS

	31/12/02	31/12/01	Change absolute	%
4.1 AVERAGE NUMBER OF EMPLOYEES, BY GRADE	**4,104**	**3,899**	**205**	**5.3**
(a) managers	51	40	11	27.5
(b) officials	322	311	11	3.5
(c) other employees	3,731	3,548	183	5.2

The average for the year does not include personnel transferred to the Bank as a result of branch purchases at the end of the year.

	31/12/02	31/12/01	Change absolute	%
CAPTION 80 A "PERSONNEL"	**232,748**	**225,839**	**6,909**	**3.1**
- wages and salaries	159,519	139,232	20,287	14.6
- social security costs	44,633	39,131	5,502	14.1
- termination indemnities	21,920	11,068	10,852	98.0
- pensions and similar commitments	5,906	13,147	-7,241	-55.1
- others	770	23,261	-22,491	-96.7

	31/12/02	31/12/01	Change absolute	%
CAPTION 80 B "OTHER ADMINISTRATIVE COSTS"	**141,283**	**131,378**	**9,905**	**7.5**
Postage and telephone	14,854	12,116	2,738	22.6
Maintenance of tangible and intangible fixed-assets	12,421	12,025	396	3.3
Advertising, promotion and publishing	7,823	7,836	-13	-0.2
Professional fees	9,197	9,599	-402	-4.2
Lighting and heating	4,118	4,398	-280	-6.4
Rental expenses	8,625	5,903	2,722	46.1
Donations	3,884	4,081	-197	-4.8
Travelling and transport	4,810	3,763	1,047	27.8
Other banking services	4,323	4,583	-260	-5.7
Printing and stationery	3,850	3,872	-22	-0.6
Software maintenance	4,126	3,153	973	30.9
Banking premises security services	3,686	2,909	777	26.7
Hardware leasing charges	3,072	2,553	519	20.3
Insurance premiums	3,080	2,611	469	18.0
Office cleaning	4,799	4,686	113	2.4
EDP processing with third parties	7,247	7,588	-341	-4.5
Association fees	794	693	101	14.6
Indirect taxes	28,580	26,370	2,210	8.4
– stamp duty and stock exchange contracts	21,736	20,376	1,360	6.7
– "imposta sostitutiva" Presidential Decree 601/73	2,975	2,328	647	27.8
– ICI (Municipal real estate tax)	1,754	1,818	-64	-3.5
– local council taxes	1,487	1,340	147	11.0
– taxes paid abroad	295	228	67	...
– INVIM (tax on increased value on properties)	34	30	4	13.3
– "Imposte sostitutive" (laws 85/95 and 124/93)	-	-	0	...
– penalties for late tax rolls	32	29	3	10.3
– other indirect taxes	267	221	46	20.8
Others	11,994	12,639	-645	-5.1

SECTION 5

DEPRECIATION AND AMORTIZATION, PROVISIONS AND RECOVERIES

	31/12/02	31/12/01	Change absolute	%
CAPTION 90 "DEPRECIATION AND AMORTIZATION OF INTANGIBLE AND TANGIBLE FIXED ASSETS"	123,129	114,903	8,226	7.2

Depreciation and amortization comprise the following:

	31/12/02	31/12/01	Change absolute	%
Tangible fixed assets				
– Properties	7,489	6,878	611	8.9
– Furniture and fittings	1,027	977	50	5.1
– Machinery and equipment	6,280	5,756	524	9.1
– Leased assets	81,443	71,714	9,729	13.6
Total (a)	**96,239**	**85,325**	**10,914**	**12.8**
Intangible fixed assets (1)				
– Software	7,583	6,311	1,272	20.2
– Installation costs	2,091	2,348	-257	-10.9
– Goodwill	6,133	9,942	-3,809	-38.3
– Goodwill arising from consolidation	5,557	5,434	123	2.3
– Goodwill arising from application of equity method	1,451	1,451	-	-
– Others	4,075	4,092	-17	-0.4
Total (b)	**26,890**	**29,578**	**-2,688**	**-9.1**
Total (a+b)	**123,129**	**114,903**	**8,226**	**7.2**

	31/12/02	31/12/01	Change absolute	%
CAPTION 100 "PROVISIONS FOR RISKS AND CHARGES"	3,273	2,908	365	12.6
Provisions:				
– for bad leasing loans	0	103	-103	-100.0
– for in-house insurance scheme	714	465	249	53.5
– for legal proceedings	667	759	-92	-12.1
– others	1,892	1,581	311	19.7

	31/12/02	31/12/01	Change absolute	%
5.1 CAPTION 120 "PROVISIONS FOR LOAN LOSSES AND FOR GUARANTEES AND COMMITMENTS"	**67,090**	**50,370**	**16,720**	**33.2**
(a) provisions for loan losses	67,082	50,245	16,837	33.5
including:				
– lump-sum allowances for country risks	-	831	-831	...
– other lump-sum allowances	5,852	4,207	1,645	39.1
(b) provisions for guarantees and commitments	8	125	-117	-93.6
including:				
– lump-sum allowances for country risks	-	-	-	-
– other lump-sum allowances	-	-	-	-

	31/12/02	31/12/01	Change absolute	%
CAPTION 130 "RECOVERIES OF LOANS AND REVERSALS OF PROVISIONS FOR GUARANTEES AND COMMITMENTS"	**13,264**	**9,709**	**3,555**	**36.6**
– bad loans -principal	3,631	1,794	1,837	...
– watchlists - principal	1,543	3,338	-1,795	-53.8
– interest - others	-	906	-906	...
– interest arrears on loans	1,262	472	790	...
– credits written-off	6,123	2,967	3,156	...
– interest credits related to tax collection services	9	8	1	12.5
– country risks	432	83	349	...
– provision for guarantees and commitments	264	141	123	87.2

Recoveries for which the reasons for previous provisions cease, either fully or in part, to apply.

	31/12/02	31/12/01	Change absolute	%
CAPTION 140 "ADDITIONAL PROVISIONS FOR LOAN LOSSES"	**17,334**	**7,296**	**10,038**	**...**

	31/12/02	31/12/01	Change absolute	%
CAPTION 150 "WRITE-DOWNS TO FINANCIAL FIXED ASSETS"	**33**	**57**	**-24**	**-42.1**

	31/12/02	31/12/01	Change absolute	%
CAPTION 160 "RECOVERIES OF FINANCIAL FIXED ASSETS"	**99**	**270**	**-171**	**-63.3**

SECTION 6

OTHER INCOME STATEMENT CAPTIONS

	31/12/02	31/12/01	Change absolute	%
6.1 CAPTION 70 "OTHER OPERATING INCOME"	**157,806**	**161,308**	**-3,502**	**-2.2**
Leasing rents	113,410	100,929	12,481	12.4
Amounts recovered from third parties	30,004	27,409	2,595	9.5
including: stamp duty recovered	20,156	18,970	1,186	6.3
Rental income	4,959	4,552	407	8.9
Repayments from leased assets	1,847	1,882	-35	-1.9
Gains from transfer and revaluation of leased assets	489	556	-67	-12.1
Gains from sale of credits	-	24,051	-24,051	-100.0
Others	7,097	1,929	5,168	...

	31/12/02	31/12/01	Change absolute	%
6.2 CAPTION 110 "OTHER OPERATING EXPENSES"	**11,101**	**9,720**	**1,381**	**14.2**
Recognised losses on leased assets sold	3,904	6,495	-2,591	-39.9
Leasing charges	6,529	2,398	4,131	...
Premiums paid on hedging options	200	748	-548	-73.3
Other	468	79	389	...

	31/12/02	31/12/01	Change absolute	%
CAPTION 170 "PROFIT (LOSSES) ON INVESTMENTS CARRIED AT EQUITY"	**8,512**	**7,575**	**937**	**12.4**
Eptaconsors SpA	-	1,630	-1,630	-100.0
Levante Norditalia Assicurazioni SpA	2,337	663	1,674	...
Carige Vita Nuova Assicurazioni SpA	2,029	198	1,831	...
Bankenunion AG	5	346	-341	-98.6
Autostrada dei Fiori SpA	4,141	4,738	-597	-12.6

	31/12/02	31/12/01	Change absolute	%
6.3 CAPTION 190 "EXTRAORDINARY INCOME"	**23,339**	**18,997**	**4,342**	**22.9**
Tax credits following requests for refund	-	-	-	-
Surplus in reserves for taxation	1,983	1,050	933	88.9
Credit risk fund surplus-amount subject to tax	-	403	-403	-100.0
Gains from releases: holdings	4,541	-	4,541	...
Gains from releases: furniture and premises	3,147	2,412	735	30.5
Advanced taxation originating in previous years	-	6	-6	-100.0
Gains from sale of activities	1,824	-	1,824	...
Dividends from controlled companies	-	9,751	-9,751	-100.0
Adjustments stemming from consolidation	10	-	10	...
Other	11,834	5,375	6,459	...

	31/12/02	31/12/01	Change absolute	%
6.4 CAPTION 200 "EXTRAORDINARY EXPENSES"	**6,868**	**3,585**	**3,283**	**91.6**
Retirement incentives	237	1,698	-1,461	-86.0
Losses from releases: furniture and premises	112	241	-129	-53.5
Losses from releases: holdings	140	1	139	...
Other	6,379	1,645	4,734	...

	31/12/02	31/12/01	Change absolute	%
CAPTION 240 "INCOME TAXES"	**60,914**	**80,977**	**-20,063**	**-24.8**
Current tax expense	55,992	82,184	-26,192	-31.9
Changes in taxes paid	5,633	-75	5,708	...
Changes in deferred tax	-711	-1,132	421	-37.2
Income tax for the year	60,914	80,977	-20,063	-24.8

SECTION 7

OTHER INFORMATION REGARDING THE INCOME STATEMENT

7.1 GEOGRAPHIC DISTRIBUTION OF REVENUES

Banca Carige prevalently works in Italy; the first branch outside Italy was opened in Nice (France) on 9/7/94.

	31/12/02		
Captions	Italy	Other countries	Total
10 Interest income and similar revenue	631,806	3,206	635,012
30 Dividends and other revenues	8,754	-	8,754
40 Commission income	183,728	507	184,235
60 Gains from financial transactions, net	-5,855	11	-5,844
70 Other operating income	157,782	24	157,806
Total	**976,215**	**3,748**	**979,963**

	31/12/01		
Captions	Italy	Other countries	Total
10 Interest income and similar revenue	679,761	3,231	682,992
30 Dividends and other revenues	9,348	-	9,348
40 Commission income	165,751	503	166,254
60 Gains from financial transactions, net	4,405	22	4,427
70 Other operating income	161,288	20	161,308
Total	**1,020,553**	**3,776**	**1,024,329**

PART D
OTHER INFORMATION

SECTION 1

DIRECTORS AND STATUTORY AUDITORS

	31/12/02	31/12/01
1.1 EMOLUMENTS		
(a) directors	3,032	2,544
(b) statutory auditors	276	262

The amounts refer to emoluments paid to directors and statutory auditors in the carrying out of those duties related specifically to Banca Carige.

	31/12/02	31/12/01
1.2 CREDITS AND GUARANTEES GIVEN		
(a) directors		
- clean credits	43	1,372
- guarantees given	-	-
(b) statutory auditors		
- clean credits	137	116
- guarantees given	-	-

REPORT OF THE BOARD OF STATUTORY AUDITORS

REPORT OF THE BOARD OF STATUTORY AUDITORS ON THE BANCA CARIGE GROUP CONSOLIDATED FINANCIAL STATEMENT AT 31/12/02

To the shareholders of Banca Carige SpA,

The Directors of Banca Carige SpA have prepared the Consolidated Financial Statements at 31/12/02 in accordance with relevant legislation.

We carried out our supervisory duties according to the codes of best practice for statutory auditors of listed companies recommended by the Italian Council of Chartered Accountants.

These financial statements were audited by the Group's auditors, KPMG SpA.

Within the confines of our responsibility and on the basis of controls carried out directly by ourselves and on information provided by the external auditors, we can state that this Consolidated Report for the Banca Carige Group complies with relevant legislation concerning the form and content of financial statements.

We confirm the existence of effective co-ordination in activities and information flows between the parent company and its subsidiaries and associated companies.

In particular:

- balance sheet and income statement figures are expressed in euro;
- the accounting principles are in compliance with legislation and are suitable for the Group's activities;
- the area of consolidation conforms to the provisions of Legislative decree 87/92;
- the methods of consolidation adopted are those foreseen by relevant legislation.
  With reference to the methods of consolidation we can report that:
  - the subsidiaries operating in banking and finance-related activities have been fully consolidated. The following companies were also fully consolidated: Galeazzo Srl; Columbus Carige Immobiliare SpA; Immobiliare Ettore Vernazza SpA; Cassa di Risparmio di Savona SpA; Ligure Leasing SpA; Immobiliare Carisa S.r.l.; Centro Fiduciario CF SpA; Argo Finance One S.r.l.; Banca del Monte di Lucca SpA;
  - holdings in the following companies were evaluated according to the equity method: Carige Vita Nuova SpA, Carige Assicurazioni SpA (previously Levante Norditalia SpA); Frankfurhter Bankgesellschaft AG; Autostrada dei Fiori SpA; Eptaconsors SpA;
  - the insurance companies, Carige Assicurazioni and CarigeVita Nuova, albeit subsidiaries, were accounted for under the equity method in the light of the nature of insurance-related activities and the characteristics of insurance companies' balance sheets.
  - the consolidation-related transactions described in the Board of Directors' Report conform to relevant legislation.
- The explanatory notes contain information which the banking industry is required to provide to Consob (communication no. 1011405 of 15th February 2001 adopted pursuant to article 114, Legislative decree 58/98).

We confirm that the Directors' report for the year, which accompanies these consolidated statements, is in accordance with the contents required by article 3, Legislative decree 87/92.

In the light of above and on the basis of information provided by the external auditors, this Board has no observations to make concerning these Consolidated Financial Statements as at and for the year ended 31/12/2002. Reference should be made however to the comments we made in the financial statements for Banca Carige and the concern we expressed therein relating to the Italian insurance industry regulator – ISVAP's observations regarding Carige Assicurazioni SpA (previously Levante Nordiatalia SpA).

Genoa, 13th March 2003

The Board of Statutory Auditors

File No. 82-4758

REPORT OF THE INDEPENDENT AUDITORS

KPMG

Revisione e organizzazione contabile

KPMG S.p.A.
P.zza della Vittoria, 10 int. 7
16121 GENOVA GE

Telefono (010) 564992
Telefax (010) 5535159

(Translation from the Italian original which remains the definitive version)

Report of the auditors in accordance with article 156 of legislative decree no. 58 of 24 February 1998

To the shareholders of
Banca CARIGE S.p.A. Cassa di Risparmio di Genova e Imperia

1 We have audited the consolidated financial statements of the Banca CARIGE group as at and for the year ended 31 December 2002. These financial statements are the responsibility of the parent bank's management. Our responsibility is to express an opinion on these financial statements based on our audit.

2 Except as discussed in the following paragraph, we conducted our audit in accordance with the auditing standards recommended by Consob, the Italian Commission for Listed Companies and the Stock Exchange. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement and are, as a whole, reliable. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

The financial statements of certain consolidated companies, representing 14% of the consolidated assets, have been audited by other auditors who provided us with their reports thereon. Our opinion, expressed herein, with respect to the figures relating to such companies included in the consolidated financial statements is based, inter alia, on the audits performed by the other auditors.

Reference should be made to the report dated 5 April 2001 for our opinion on the prior year figures which are presented for comparative purposes as required by law.

3 The parent bank has stated investments in insurance companies at cost. The financial statements of such companies at 31 December 2002 have been audited by other auditors who issued unqualified audit reports thereon.

On 24 February 2003, the Bank of Italy sent a letter requesting that the parent bank assess the possibility of writing down its investments in such insurance companies, especially that in Carige Assicurazioni S.p.A., following permanent impairment in value. The request arose from an inspection carried out by ISVAP (the Italian supervisory body

for private insurance) during 2002 on the insurance companies owned by the parent bank. Upon conclusion of its inspection, ISVAP issued an assessment report dated 19 February 2003, which the insurance companies received on 24 and 27 February 2003. We obtained such report on 10 March 2003.

The parent bank's board of directors met on 10 March 2003 and decided to commence in-depth analyses with the assistance of sector experts. It decided to continue to examine the issue during the following meetings and, where required, take adequate measures, also considering the expected meetings with ISVAP.

Due the short time period available, we have been unable to complete the necessary procedures to identify the possible effects of the issues described in the above assessment report on the valuation of the investment in Carige Assicurazioni S.p.A..

4 In our opinion, except for the effects, if any, related to the matter described in paragraph 3, the consolidated financial statements of the Banca CARIGE group as at and for the year ended 31 December 2002 comply with the Italian regulations governing their preparation; therefore they are clearly stated and give a true and fair view of the financial position and results of the group.

Genoa, 13 March 2003

KPMG S.p.A.

(Signed on the original)

Davide Grassano
Director of Audit

ATTACHMENTS

STATEMENT OF CHANGES IN CONSOLIDATED STOCKHOLDERS' EQUITY

(thousands of euros)

	Capital stock	Additional paid in capital	Legal reserve	Other reserves
Shareholders' equity at 31/12/2001	**1,017,510**	**132,005**	**46,515**	**30,395**
Allocation of 2001 net income				
- reserves			10,354	12,857
- dividends paid				-
Allocation to reserve for dividends on own shares				-
Utilisation of share premium reserve for share capital increase	3,040	- 3,040		
Reintegration of share premium reserve following securitisation		7,130		
Changes reserve for the purchase of treasury stock				10,219
Reserve for the purchase of treasury stock				
Changes in the reserves for loan losses				
Changes in decreases in net equity				
Increased value stemming from the application of the equity method and from the recording of sundry consolidation items				28
2002 net income				
Shareholders' equity at 31/12/2002	**1,020,550**	**136,095**	**56,869**	**53,499**

Reserve for the purchase of treasury stock	Negative difference arising from the application of the equity method	Reserve for general banking risks	Revaluation reserve	Net income	Reserves for loans losses	**Total**
35,832	**1,995**	**5,165**	**8,050**	**96,061**	**6,708**	**1,380,236**
				- 23,211		-
				- 72,850		- 72,850
						-
						7,130
- 10,219						10,219
					7,936	- 10,219
	33,139					7,936
						33,139
						28
				66,171		66,171
25,613	**35,134**	**5,165**	**8,050**	**66,171**	**14,644**	**1,421,790**